Filed Pursuant to Rule 253(g)(2)
File No. 024-12569

VOCODIA

VOCODIA HOLDINGS CORP

30,000,000,000 Shares of Common Stock

Including 480,000,000 Shares of Common Stock

held by the Selling Shareholders

Vocodia Holdings Corp, a Wyoming corporation is offering up to 30,000,000,000 (Thirty Billion) shares of common stock, par value $0.0001 per share, of the Company (“Common Stock”), including 480,000,000 shares of Common Stock being offered by the Selling Shareholders, on a “best efforts” basis at an offering price of $.0001.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Shares offered by the Company will be sold through the Company’s executive officers and directors on a “best-efforts” basis. We may also engage sales agents licensed through the Financial Industry Regulatory Authority (“FINRA”) and pay such agents cash and/or stock-based compensation, which will be announced through a supplement to this Offering Circular. The sale of Shares will commence within two calendar days of the date the Offering Statement to which this Offering Circular relates is qualified by the Securities Exchange Commission (“SEC”) and continue for one year thereafter or until all shares have been sold, whichever occurs first. Notwithstanding, the Company may elect to extend this offering for an additional 90 days or cancel or terminate it at any time.

The per share public offering price of the shares to be sold by the Selling Shareholders will be fixed as the same price as the Shares to by the Company. The qualification of the Selling Shareholders’ shares of common stock does not mean that the Selling Shareholders will offer or sell any shares. We will not receive any proceeds from any sale or disposition of shares by the Selling Shareholders. In addition, we will pay all fees and expenses incident to the qualification of the resale of shares of common stock by the Selling Shareholders. The Selling Shareholders may offer their common stock from time to time directly or through one or more broker-dealers or agents. For additional information on the possible methods of sale that may be used by the Selling Shareholders, refer to the section of this offering circular entitled “Selling Shareholders -- Plan of Distribution”.

The Company’s common stock began trading under the trading symbols “VHAI,” “VHAIW,” and VHABW” on the OTC Pink Market operated on the OTC Markets system effective with the open of the markets on September 11, 2024. The Company intends to apply to have its common stock quoted on the OTCQB Venture Market on the OTC Markets; however, there can be no assurances that its common stock and warrants will be approved, or will continue, to be traded on such market.

Investing in our Common Stock involves a high degree of risk. These are speculative securities. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” starting on page 7 for a discussion of certain risks that you should consider in connection with an investment in our Common Stock.

	Price to Public	Underwriting discount and commissions (1)	Proceeds to issuer (2)	Proceeds to other persons (3)
Per share	$0.0001	$0.00	$0.0001	$0.0001
Total Maximum (5)	$3,000,000	$0.00	$2,952,000	$48,000

(1)	The Company does not intend to engage a placement agent for this offering but may engage sales associates after this offering commences. Nonetheless, the Company as part of its convertible note with DebtFund LP, the Company has agreed that Alpine Securities Corporation to act as investment banker/placement agent and be entitled to placement agent compensation. If the investor or funder is a person introduced by Alpine, the placement agent fee shall be 10% of the amount raised; otherwise, the placement agent fee payable to Alpine shall equal 5% of the amount raised in the related Finance Transaction.

(2)	Does not include expenses of the offering or reflect the issuance of Bonus Shares; see “Plan of Distribution and Selling Stockholders.”

(3)	The proceeds represent amounts to be paid to the selling stockholders listed in this Offering Circular. See “Plan of Distribution and Selling Stockholders.”

The company is seeking to raise up to $3,000,000 from the sale of Common Stock. All investors will be required to purchase securities pursuant to a subscription agreement which appears as an Exhibit to the Offering Statement of which this Offering Circular forms a part, and which is irrevocable. This contains exclusive forum and jury waiver provisions which are similarly irrevocable; see “Risk Factors,” “Securities Being Offered – Common Stock – Forum Selection Provision,” and “Plan of Distribution and Selling Stockholders – Jury Trial Waiver.”

This offering (the “Offering”) will terminate at the earlier of the date at which the maximum offering amount has been sold or one year from the date this Offering is qualified by the SEC, unless extended in the sole discretion of the Company. At least every 12 months after this offering has been qualified by the SEC, the Company will file a post-qualification amendment to include the company’s recent financial statements. The Offering covers a number of securities that we reasonably expect to offer and sell within one year. The offering is being conducted on a best-efforts basis without any minimum target. Provided that an investor purchases shares in the amount of the minimum investment, $500, there is no minimum number of shares that needs to be sold in order for funds to be released to the Company and for this Offering to close, which may mean that the company does not receive sufficient funds to cover the cost of this Offering. The company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the company.

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, except for certain matters for which only the holders of Preferred Stock vote and/or for which they are also entitled to vote as a single class. For matters where holders of Common Stock vote, they will vote together with the holders of Preferred Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of the company. See “Securities Being Offered”.

Certain holders of the Company’s Common Stock and Preferred Stock will continue to hold a majority of the voting power of all of the Company’s equity stock at the conclusion of this Offering and therefore control the board.

As of July 14, 2025, our Chief Executive Officer, Mr. Brian Podolak is entitled and our Chief Technology Officer, Mr. James Sposato, each have voting power equivalent to approximately 49% of our total outstanding shares. This percentage accounts for all of Mr. Podolak’s and Mr. Sposato’s common stock and Series A preferred stock, par value $0.0001 per share (the “Series A Preferred Stock”).

We intend to use the proceeds from this offering for acquisitions of websites, technologies, or other assets, building improved phone switch capabilities for our product, expanding our product offerings from other digital channels, sales and marketing, working capital and other general corporate purposes. Our phone switch capacity allows us to scale more calls simultaneously, which translates into our services being more readily available to handle the increased demands of current and future customers. See “Use of Proceeds.”

We are an “emerging growth company” and a “smaller reporting company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and have elected to comply with certain reduced public company reporting requirements. See “Summary-Implications of Being an Emerging Growth Company and Smaller Reporting Company.”

Investing in our securities is highly speculative and involves a high degree of risk. You should carefully consider the risks and uncertainties described under the heading “Risk Factors” beginning on page 7 of this prospectus before making a decision to purchase our securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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OFFERING SUMMARY

The following summary highlights information contained elsewhere in this offering. This summary may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Company’s historical financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless otherwise noted, the terms “Company,” “Vocodia” “we,” “us,” and “our” refer to Vocodia Holdings Corp.

OVERVIEW

Company Overview

Vocodia Holdings Corp (“Vocodia” or “VHC”) was incorporated in the State of Wyoming on April 27, 2021 and is a conversational artificial intelligence (“AI”) technology provider. Our technology is designed to drive better sales and services for our customers. Clients turn to us for their product and service needs.

Business Summary

We are an AI software company that build practical AI functions and makes them easily obtainable for businesses on cloud-based platform solutions at low costs and scalable to multiagent vast enterprise solutions.

Our operations include one wholly owned subsidiary: Click Fish Media, Inc. (“CFM”), which was incorporated in the State of Florida on November 26, 2019 and is an IT services provider. CFM was formerly owned by James Sposato, who is an officer and director of the Company. CFM was acquired by us from Mr. Sposato per the Contribution Agreement, dated August 1, 2022 (the “Contribution Agreement”). In the Contribution Agreement, Mr. Sposato (“Contributor”), has contributed, assigned, transferred and delivered to us, the outstanding capital stock of CFM and we have accepted the contributed shares from the Contributor. As full consideration for the Contribution, we have paid the Contributor consideration in the amount of $10.

We aim to offer corporate clients scalable enterprise AI sales and customer service solutions intended to rapidly increase sales and service, while lowering employment costs.

We seek to enhance rapport and relationship building for customers, which is as necessary component to sales. We believe that there is a positive correlation between AI which sounds similar to a human voice over the phone and better customer rapport and customer service benefits. With our advanced AI, we believe that it will be difficult for customers to distinguish between speaking to a human sales representative and to an AI bot. We believe we can increase customer satisfaction and maximize potential service efficiency for our clients. Our goal is to provide quick training and deployment, potentially unlimited scalability, easy integration with existing corporate platforms and other benefits to our customers from AI’s efficiency. We strive to help our customers manage budgets and perform better than the high costs of existing sales and service personnel.

Our Mission

We are a conversational AI software developer and provider. Our mission is to maximize value in communications between organizations and their consumer bases from “hello” to “goodbye”. Our goal is to be the conversational leader in corporate and organizational, agenda driven communications, to drive convenience, scale, and empowerment, while reducing operational costs and risk.

We offer our corporate clients scalable enterprise-level AI sales and customer service solutions which allow for AI sales representatives to reduce human labor costs and responsibilities while increasing the reach and efficacy of human-led, purposeful, agenda driven and conversational communications. We deliver our patent pending conversational AI software in the form of Digital Intelligent Sales Agents, which we refer to as DISAs® (the “DISAs”). The DISAs are built with AI software programmed for the DISAs to sound and feel human and to perform business tasks that require humans to converse with one another effectively, and thus to provide the best representation for each of our customers’ businesses.

Our DISAs have been programmed to provide the marketplace with an alternative to human sales representatives in the function of (1) sales; (2) customer service; (3) supportive agency; (4) intermediary communications; and (5) alerts with automated transfers and queuing. The DISAs are tailored to serve the specific requirements of each of our customers and are delivered via our proprietary platform.

We view our DISAs as the total solution for those in need of sales and customer service automation, which provides the marketplace alternative to a role that has primarily been serviced by humans in the sales and customer service departments, in part or in whole, to increase our clients’ revenues and lower costs, providing them with the ability to produce campaigns fast and scale them up or down as necessary.

Our AI software is intended to provide a solution for operational costs and efficiency deficits by improving business automation and reducing the inefficiencies caused by human limitations. Our motto is to “Go Beyond Human”, with AI alternative of human salespeople and customer service representatives. We aim to lower costs associated with sales campaigns that rely on humans and provide scalability of agent quantity, style, mission, and other personalization at varying levels for each organization’s needs.

Market Opportunity

AI Reduces Labor Spending

Growth for most businesses means increasing sales and services. However, growth is often limited by available resources, such as customers and employees. Planning, recruiting, training and retaining employees to focus on growth (sales), and retaining such employees (attrition), is typically expensive and costs can be prohibitive. Further, labor costs can be a considerable percentage of overall costs for running the business as they include, without limitation, employee wages, benefits, payroll or other related taxes. There may be no relief for businesses faced with the necessary employment costs of sales agents and customer service personnel.

Key Highlights

●	Voice Quality: We provide AI with high-level voice quality and seeks to deliver superior service in the marketplace.

●	Quality Sales: We use the following sales and marketing strategy: Prospects – Qualifies – Closes – Processes Orders – Upsells. Our DISAs are able to generate more leads and more transfers to clients so they can sell or upsell their new leads and transfers on their products. We believe that our customers can become more efficient by hiring DISA “fronters”, rather than traditional “fronters”. These traditional human “fronters” have served as the driving force in call centers making 150 or so calls daily to qualify potential clients. Once qualified, they then transfer the call to another department of the call center which handles the final transactional element of the sales call. The fronter position is the high turnover, low pay, very hard to hire, part for call centers that are the costliest and least productive. We automate this part of the process using AI to make these calls, instead of the human fronters. In addition, AI only has to be trained once, does not take vacation, can call 24/7, and could cost less than human fronters. Thereby, corporate clients can receive the same level of sales expected from their top 85% of employees. We deliver effective, dependable, scalable to the hour, low variance sales and customer service solutions.

Our Strategy

Technology

We believe that we have built, and will continue to build, AI conversational systems that sound virtually the same as humans. Proprietary software and systems have been developed in-house from scratch with streamlined integration and a growing number of customer relationship managements (“CRMs”) and platforms all over the world. Our software uses Artificial Intelligence, Augmented Intelligence, Natural Language Processing and Machine Learning to provide a robust, continuously learning engine which can perform multiagent functions simultaneously. Our software is cloud-based, permitting easy API integration with most systems and platforms commonly used by businesses today.

Products

We have developed and released its first software product and platform, which we refer to as “DISA”, a humanized conversational AI technology, that can complete each stage of the conversational aspect of the sales process, business-to-business (“B2B”) and business-to-consumer (“B2C”).

Our prospects for direct software sales are any enterprise clients who are in the phone and call center markets. The initial sales targets were call centers who needed to replace poor performing staff in the pre-Covid-19 era. Now, our sales targets have shifted to filling empty seats in the call centers. Our technology powers our virtual agent, the DISA. In the current marketplace, we consider any corporate client with a 50-seat call center at a telephony location a potential sales client. These potential clients span many industry verticals, including but not limited to, health, solar, employee retention credit, insurance, recruiting and real estate, automotive, cruise lines and hospitality and lodging.

Our AI sales agents not only sell and serve prospects and customers, but also gather and report robust intelligence from customers and the marketplace. Vocodia’s DISAs are programmed to instantly answer customer service calls and to upsell and provide personalized customer care.

Development Strategy

We plan three phases of development to become the largest and most profitable AI service provider, globally, in the next five years:

●	Integrate AI sales agents and customer service offerings directly into existing enterprises and then via CRM applications;

●	Increase sales of AI-assisted workflow to more enterprises in a variety of functions and industries (e.g., food ordering, administration, accounting, bookkeeping and human resources). Grow revenue streams, including based upon market pricing where our DISAs can perform at advantageous margins such as notable efficiencies or less operational costs to achieve the same function to the satisfaction of the end customer (acquisitions may become a significant part of our growth strategy, but at this time we have not identified any specific candidates that meet our objectives); and

●	Integrate personal AI assistants to individuals for overall life assistance, integrated with existing sales and other AI bots, to serve members of the community.

Acquisition Strategy

Our strategy includes seeking to selectively pursue acquisitions, including companies with revenue streams where our DISAs can perform at advantageous margins with noticeable efficiency or less operational costs to achieve the same function. We will concentrate on several important priorities in evaluating potential acquisition candidates, including the key considerations and objectives we hope to achieve, which are listed below:

●	acquiring beneficial technology or use;

●	accelerating market share;

●	increasing revenue;

●	enhancing efficiencies in product and service delivery;

●	identifying and addressing possible threats to our organization;

●	acquiring access to targeted and specified client base;

●	reducing client acquisition costs by reducing our demands on resources and time (opportunity costs);

●	acquiring client bases from companies who have service relationships with consumers and acquisitions of companies with or without offerings of similar services;

●	reducing our client acquisition costs, preserving going rates of such services, and extending our wrapped services to such client base; and

●	maintaining our dynamic pricing thereby potentially creating greater value opportunities and allows us to minimize market price arbitrage to maximize profit potential.

Management and Operating Strategy

Our management is market-receptive: as a new technology company, we seek to continuously identify new markets as well as industries where our services would be beneficial to potential customers. We believe that our technologies offer businesses and consumers significant advantages, but our technology is not yet generally recognized. We remain open to discovering new opportunities to offer our technology solutions.

We believe that we have an attractive operating model due to the scalability of our AI platform, the recurring nature of our revenue (Software-as-a Service (“SaaS”)) and the potentially high operating margins. We rely on conversions (sales) to generate increased free cash flow. Conversions happen for us when our clients use our services to sell their products/services to their customers. Our operational structure and AI focus allow us to convert enterprise clients in their call center environments (allowing us to rapidly convert clients in a cost-effective manner).

Given the fixed-cost nature of our technology, DISAs allow us to scale our solutions quickly with low marginal costs. These DISAs can pitch and close, as well as manage full customer service operations, in high data interactive demand-based industries, while providing a full human conversation experience to human customers. We offer our customers a contract term of 12 months, with a monthly fee of $1,495 per DISA per month. Additionally, we offer custom setup for a fee to begin building a DISA for a client (i.e., one-time setup fee for each client campaign). We believe that our recurring revenue, combined with our robust sales pipeline and enterprise customer base, will continue to contribute to our long-term growth and strong operating margins, giving us flexibility to allocate capital for our continued success.

Growth Strategy

We believe that we are well positioned for continued growth across the various markets in the call center space. Our strategy for achieving growth includes the following:

Build upon our extensive client relationships

We have a diversified pipeline of potential clients. Current clients include health insurance providers, health insurance recruiting new agents, employee retention credits, solar, real estate recruitment and real estate new clients. Through the development of our proprietary switch (as described below) and technical team, we have the ability to scale our DISAs over time. We also intend to scale our client base by strategically adding new sales development personnel and customer service and support team members. We believe that we are in the early stages of penetrating this expanding market with our DISA technology platform.  Key elements of this strategy include:

●	widely commercializing this new humanized conversational AI platform in the marketplace;

●	increasing the enterprise client usage by increasing the number of DISAs per client;

●	adding multi-channel capabilities to our platform in the form of text message, voicemail, social media (such as LinkedIn), etc. to increase connection rates; and

●	acquiring new strategic partners who bring enhanced complimentary technology and revenue to help us increase market share.

Continue to innovate

We believe a significant opportunity exists to enhance our technology platform and analytics using our vast database. We intend to expand our technology services offerings to capitalize on the evolving call center and customer service environment. Our investments in human capital, technology and services capabilities position us to continue to pursue rapid innovation. Examples of our recent innovations include upgrading our own proprietary switch. Our platform depends on phone switch capability (generally voice over internet protocol switches) to generate the actual connection from AI to the customer on the outside. Thus, we are dependent on outside telecom switches and infrastructure to manage the speed of our connection pace. This dynamic creates operational risk, due to the reliance of each switch provider’s technology and infrastructure limits. The bulk of our challenges come from switch uncertainty. Therefore, our goal is to improve our own company-controlled switch, which is critical to our economic health, growth and can facilitate easier delivery of services provided in each software sale. We believe this development would provide us with switch independence, allowing us to obtain more control, efficiency and certainty of delivery while lowering internal costs and managing traffic to external, non-company managed switches. The benefits of building our own switch allows us to scale faster in the quantity of software licenses, the variety of industries and verticals served, the independent scale of service utilized by each individual software licensee (end user), and the quantity of connections made by the hour.

Expand portfolio through strategic acquisitions

We have developed an internal capability to source, evaluate and integrate acquisitions that have created value for our stockholders. We plan to target strategic acquisitions subsequent to the closing of this initial public offering, but we have not currently entered into any agreements for the acquisition of significant assets, businesses or companies. While there is no guarantee that any acquisition will be completed, successful acquisitions may bring a collection of complimentary technology and existing revenue to us.  We also plan to continue to pursue strategic acquisitions to grow our platform and enhance our ability to provide more services to our clients. We also expect to seek favorable commercial opportunities, primarily in the areas of technological platforms, data suppliers and consulting services providers.

Going Concern

The consolidated financial statements which accompany this prospectus have been prepared assuming that the Company will continue as a going concern. As discussed in the report of the independent registered public accounting firm and the consolidated financial statements, we have suffered recurring losses from operations that raise substantial doubt about the Company’s ability to continue as a going concern.

Implications of being an Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” including, but not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;

●	being permitted to provide less extensive narrative disclosure than other public companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements;

●	being permitted to utilize exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved;

●	being permitted to defer complying with certain changes in accounting standards; and

●	being permitted to use test-the-waters communications with qualified institutional buyers and institutional accredited investors.

We intend to take advantage of these and other exemptions available to “emerging growth companies.” We could remain an “emerging growth company” until the earliest of (i) the last day of our fiscal year following the fifth anniversary of the closing of this offering, (ii) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (iii) the last day of our fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the “Exchange Act”) (which would occur if the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter), or (iv) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

The JOBS Act permits an “emerging growth company” like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to delay such adoption of new or revised accounting standards.

OFFERING SUMMARY

Shares of Common Stock Offered by the Company	Up to 30,000,000,000 shares of our common stock, $0.001 par value (“Common Shares”) at an offering price of $.0001 per share. The offering price will remain fixed for the duration of the Offering.

Shares of Common Stock Offered by the Selling Shareholders	Up to 30,000,000,000 shares.

Shares of common stock outstanding before this offering	1,677,460,730 shares.

Shares of common stock outstanding after this offering(1):	31,677,460,730 shares

Maximum Offering Amount	$3,000,000. The Company will not receive any proceeds from sales of Common Stock by the Selling Shareholders.

Use of proceeds:	We intend to use the net proceeds from this offering for acquisitions of websites, technologies, or other assets, building an improved switch, for expanding product offerings from other digital channels, sales and marketing, working capital and general other corporate purposes. See section entitled “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

(1)	This includes 1,677,460,730 shares issued and outstanding, 29,520,000,000 shares to be issued by the Company pursuant to the offering, and 480,000,000 shares from conversion of notes held by the Selling Shareholder.

RISK FACTORS

Investing in our shares of common stock involves a high degree of risk. Prospective investors should carefully consider the risks described below, together with all of the other information included or referred to in this prospectus, before purchasing our shares of common stock. There are numerous and varied risks that may prevent us from achieving its goals. If any of these risks actually occur, our business, financial condition or results of operations may be materially adversely affected. In such case, the trading price of our common stock could decline and investors could lose all or part of their investment.

Risks Related to Our Business - General

We will need to raise additional capital to expand our business to meet our long-term business objectives. We have limited revenues and we cannot predict when we will achieve significant revenues and sustained profitability.

We have limited revenues and cannot definitively predict when we will achieve significant revenues and sustained profitability. We do not anticipate generating significant revenues until we successfully raise funds pursuant to this offering and execute our business strategy and operations, of which we can give no assurance. We are unable to determine when we will generate significant revenues from our operations. We cannot predict when we will achieve profitability, if ever. Our inability to become profitable may force us to sell certain of our websites, reduce operations or reduce our staff. Furthermore, we cannot assure you that profitability, if achieved, can be sustained on an ongoing or long-term basis.

We require additional capital to support our present business plans and our anticipated business growth, and such capital may not be available on acceptable terms, or at all, which would adversely affect our ability to operate.

We will require additional funds to further develop our business plan. Based on our current operating plans, we plan to use approximately $500,000 in capital to fund our acquisitions of websites, technologies or other assets (as of the date of this prospectus, we have no agreements in place to make any acquisitions), approximately $1,500,000 for research and development, and approximately $2,350,000 for sales and marketing, working capital and general corporate purposes. We may choose to raise additional capital beyond these amounts in order to expedite and propel growth more rapidly. We can give no assurance that we will be successful in raising any additional funds. Additionally, if we are unable to generate sufficient revenues from our sales and operating activities, we may need to raise additional funds, doing so through debt and equity offerings, in order to meet our expected future liquidity and capital requirements, including capital required for operations. Any such financing that we undertake will likely be dilutive to current stockholders.

We intend to continue to make investments to support our business growth, including acquiring additional assets. In addition, we may also need additional funds to respond to other business opportunities and challenges, including our ongoing operating expenses, protecting our intellectual property, and enhancing our operating infrastructure. While we may need to seek additional funding for such purposes, we may not be able to obtain financing on acceptable terms, or at all. In addition, the terms of our financings may be dilutive to, or otherwise adversely affect, holders of our common stock. We may also seek to raise additional funds through arrangements with collaborators or other third parties. We may not be able to negotiate any such arrangements on acceptable terms, if at all. If we are unable to obtain additional funding on a timely basis, we may be required to curtail or terminate some or all our business plans.

We cannot predict our future capital needs and we may not be able to secure additional financing.

We will need to raise additional funds in the future to fund our working capital needs and to fund further expansion of our business. We may require additional equity or debt financings, collaborative arrangements with corporate partners or funds from other sources for these purposes. No assurance can be given that necessary funds will be available for us to finance our development on acceptable terms, if at all. Furthermore, such additional financings may involve substantial dilution of our stockholders or may require that we relinquish rights to certain of our technologies or products. In addition, we may experience operational difficulties and delays due to working capital restrictions. If adequate funds are not available from operations or additional sources of financing, we may have to delay or scale back our growth plans.

Our independent auditors concurred with our management’s assessment that raises substantial doubt as to our ability to continue as a going concern.

Management has determined and has stated in the notes to the Company’s Unaudited Consolidated Financial Statements ended September 30, 2024 and 2023, respectively and Audited Consolidated Financial Statements ended December 31, 2023 and 2022, respectively that we have suffered recurring losses from operations that raise substantial doubt about our ability to continue as a going concern, which are still present. Our independent auditors concurred with our management’s assessment that raises substantial doubt as to our ability to continue as a going concern.

If we fail to retain certain of our key personnel and attract and retain additional qualified personnel, we might not be able to pursue our growth strategy.

Our future success will depend upon the continued services of Brian Podolak, our Chief Executive Officer, James Sposato, our Chief Technology Officer, and our consultants. We especially consider Mr. Podolak to be critical to the management of our business and operations and the development of our strategic direction. Though no individual is indispensable, the loss of the services of these individuals could have a material adverse effect on our business, operations, revenues or prospects. We do not currently maintain key man life insurance on the lives of these individuals. Our future success will also depend on our ability to identify, hire, develop, motivate and retain highly skilled personnel. Competition in our industry for qualified employees is intense, and our compensation arrangements may not always be successful in attracting new employees and/or retaining and motivating our existing employees. Future acquisitions by us may also cause uncertainty among our current employees and employees of the acquired business, which could lead to the departure of key individuals. Such departures could have an adverse impact on the anticipated benefits of an acquisition.

We are anticipating a period of rapid growth in our headcount and operations, which may place, to the extent that we are able to sustain such growth, a significant strain on our management and our administrative, operational and financial reporting infrastructure.

Our success will depend in part on the ability of our senior management to manage this expected growth effectively. To do so, we believe we will need to continue to hire, train and manage new employees as needed. If our new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational and financial controls and update our reporting procedures and systems. The expected addition of new employees and the capital investments that we anticipate will be necessary to manage our anticipated growth and will increase our cost base, which may make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully manage our anticipated growth, then we will be unable to execute our business plan.

Negative publicity could adversely affect our reputation, our business, and our operating results.

Negative publicity about our Company (including, but not limited to the quality and reliability of our products and services, our privacy and security practices, and litigation involving or relating to us) could adversely affect our reputation which, in turn, could adversely affect our business, results of operations and financial condition. Because Vocodia is in a competitive industry where public perception is important, any harm to the Company’s reputation could be significant. Negative perception about the Company or its software and platform could harm sales and business prospects.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Such events could make it difficult or impossible for us to deliver our products and services to our customers and could decrease demand for our products and services.

Additionally, we depend on the efficient and uninterrupted operations of our third-party data centers and hardware systems. The data centers and hardware systems are vulnerable to damage from earthquakes, tornados, hurricanes, fire, floods, power loss, telecommunications failures and similar events. If any of these events results in damage to third-party data centers or systems, we may be unable to provide our clients with our products and services until the damage is repaired and may accordingly lose clients and revenues. In addition, subject to applicable insurance coverage, we may incur substantial costs in repairing any damage.

Political and economic factors may negatively affect our financial condition or results of operations.

Supply chain interruptions, regulatory changes, or political climate concerns could potentially adversely impact our relationships. Additionally, rising inflation could cause our product, marketing, and labor costs to rise beyond an acceptable level to us or cause us to increase our prices to a level not accepted by consumers. Furthermore, market volatility and macro-economic risks, including a slowdown or potential recession, could harm us and our business. We operate in the sales and customer service sector, and reductions in discretionary spending or consumer demand could have a significant negative impact on our operations and prospects. Any of the foregoing factors could negatively impact our financial condition or the results of our operations.

Market and economic conditions may negatively impact our business, financial condition and share price.

Concerns over inflation, energy costs, geopolitical issues, the U.S. mortgage market and unstable real estate market, unstable global credit markets and financial conditions, and volatile oil prices have led to periods of significant economic instability, diminished liquidity and credit availability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward, increased unemployment rates, and increased credit defaults in recent years. Our general business strategy may be adversely affected by any such economic downturns, volatile business environments and continued unstable or unpredictable economic and market conditions. If these conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance, and overall plan of business.

We are authorized to issue preferred stock without stockholder approval, which could adversely impact the rights of holders of our securities.

Our articles of incorporation authorize us to issue up to 24,000,000 shares of Series A Preferred Stock, of which 4,000,000 shares are currently issued and outstanding respectively. Any shares or series of preferred stock that we issue in the future may rank ahead of our other securities in terms of dividend priority or liquidation premiums and may have greater voting rights than our common stock. In addition, we may issue preferred stock that could contain provisions allowing those shares to be converted into shares of common stock, which could dilute the value of our common stock to current stockholders and could adversely affect the market price, if any, of our common stock. In addition, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our Company.

Risks related to common stock and preferred stock voting rights.

Each share of our common stock is entitled to one vote per share, while our Series A Preferred Stock, par value $0.0001 is entitled to vote to 10,000 votes per share. As of the date of this Offering Circular, we have issued 4,000,000 shares of our Series A Preferred Stock: 2,000,000 shares of Series A Preferred Stock are owned by Mr. Podolak, our Chief Executive Officer and the remaining 2,000,000 shares of Series A Preferred Stock are owned by Mr. Sposato, our Chief Technology Officer. Although we have no present intention to issue any additional shares of authorized Series A Preferred Stock, there can be no assurance that we will not do so in the future.

Risks Related to Our Business – Operating Our Website

If we are unable to attract new customers and retain customers on a cost-effective basis, our business and results of operations will be adversely affected.

To succeed, we must attract and retain customers on a cost-effective basis. We rely on a variety of methods to attract new customers, such as paying providers of online services, search engines, directories and other websites to provide content, advertising banners and other links that direct customers to our website, direct sales and partner sales. If we are unable to use any of our current marketing initiatives or the cost of such initiatives were to significantly increase or such initiatives or our efforts to satisfy our existing customers are not successful, we may not be able to attract new customers or retain customers on a cost-effective basis and, as a result, our revenue and results of operations would be adversely affected.

Additionally, factors outside of our control, such as new terms, conditions, policies, or other changes made by the online services, search engines, directories and other websites that we rely upon to attract new customers could cause our websites to experience short- or long-term business disruptions, which could adversely affect our revenue and results of operations.

If we fail to develop our brands cost-effectively, our business may be adversely affected.

Successful promotion of our Company’s brands will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful products and services at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brands. If we fail to successfully promote and maintain our brands or incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, we may fail to attract enough new customers or retain existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business and results of operations could suffer.

The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed.

The market for our clients, goods and services is competitive and rapidly changing, and the barriers to entry are relatively low. With the influx of new entrants to the market, we expect competition to persist and intensify in the future, which could harm our ability to increase sales, limit customer attrition and maintain our prices. Competition could result in reduced sales, reduced margins or the failure of our products and services to achieve or maintain more widespread market acceptance, any of which could harm our business. We compete with large established companies possessing large, existing customer bases, substantial financial resources and established distribution channels, as well as smaller less established businesses. If either of these types of competitors decide to develop, market or resell competitive services, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our operating results could be harmed. Our current and potential competitors may have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products and services. Our current and potential competitors have more extensive customer bases and broader customer relationships than we have. If we are unable to compete with such companies, the demand for our products could substantially decline.

Risks Related to Information Technology Systems, Intellectual Property and Privacy Laws

We are reliant upon information technology to operate our business and maintain our competitiveness.

Our ability to leverage our technology and data scale is critical to our long-term strategy. Our business increasingly depends upon the use of sophisticated information technologies and systems, including technology and systems (cloud solutions, mobile and otherwise) utilized for communications, marketing, productivity tools, training, lead generation, records of transactions, business records (employment, accounting, tax, etc.), procurement and administrative systems. The operation of these technologies and systems is dependent upon third-party technologies, systems and services, for which there are no assurances of continued or uninterrupted availability and support by the applicable third-party vendors on commercially reasonable terms. We also cannot assure that we will be able to continue to effectively operate and maintain our information technologies and systems. In addition, our information technologies and systems are expected to require refinements and enhancements on an ongoing basis, and we expect that advanced new technologies and systems will continue to be introduced. We may not be able to obtain such new technologies and systems, or to replace or introduce new technologies and systems as quickly as our competitors or in a cost-effective manner. Also, we may not achieve the benefits anticipated or required from any new technology or system, and we may not be able to devote financial resources to new technologies and systems in the future.

Any significant disruption in service on our website or in our computer systems, or in our customer support services, could reduce the attractiveness of our services and result in a loss of customers.

The satisfactory performance, reliability and availability of our services are critical to our operations, level of customer service, reputation and ability to attract new customers and retain customers. Most of our computing hardware is co-located in third-party hosting facilities. None of the companies who host our systems guarantee that our customers’ access to our products will be uninterrupted, error-free or secure. Our operations depend on their ability to protect their and our systems in their facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. If our arrangements with third-party data centers are terminated, or there is a lapse of service or damage to their facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in access to our services, whether as a result of a third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with customers and our reputation. These factors could damage our brand and reputation, divert our employees’ attention, reduce our revenue, subject us to liability and cause customers to cancel their accounts, any of which could adversely affect our business, financial condition and results of operations.

We do not have a disaster recovery system, which could lead to service interruptions and result in a loss of customers.

Although we have all of our data backed up with multiple services, we do not have any disaster recovery systems. In the event of a disaster in which our software or hardware are irreparably damaged or destroyed, we would experience interruptions in access to our services. Any or all these events could cause our customers to lose access to our services.

If a third party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or require us to obtain expensive licenses, and our business may be adversely affected.

Our industry is characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Third parties may assert patent and other intellectual property infringement claims against us in the form of lawsuits, letters or other forms of communication. These claims, whether or not successful, could:

●	divert management’s attention;

●	result in costly and time-consuming litigation;

●	require us to enter into royalty or licensing agreements, which may not be available on acceptable terms, or at all;

●	in the case of any open source software-related claims, require us to release our software code under the terms of an open source license; or

●	require us to redesign our software and services to avoid infringement.

As a result, any third-party intellectual property claims against us could increase our expenses and adversely affect our business. Even if we have not infringed any third parties’ intellectual property rights, we cannot be sure our legal defenses will be successful, and even if we are successful in defending against such claims, our legal defense could require significant financial resources and management time. Finally, if a third party successfully asserts a claim that our products infringe its proprietary rights, royalty or licensing agreements might not be available on terms we find acceptable or at all, and we may be required to pay significant monetary damages to such third party.

If the security of our customers’ confidential information stored in our systems is breached or otherwise subjected to unauthorized access, our reputation may be severely harmed, we may be exposed to liability and we may lose the ability to offer our customers a credit card payment option.

Our system stores our customers’ proprietary email distribution lists, credit card information and other critical data. Any accidental or willful security breaches or other unauthorized access could expose us to liability for the loss of such information, adverse regulatory action by federal and state governments, time-consuming and expensive litigation and other possible liabilities as well as negative publicity, which could severely damage our reputation. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our customers’ data, our relationships with our customers will be severely damaged, and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach often lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, and we could lose customers and fail to acquire new customers.

If we fail to maintain our compliance with the data protection policy documentation standards adopted by the major credit card issuers, we could lose our ability to offer our customers a credit card payment option. Any loss of our ability to offer our customers a credit card payment option would make our products less attractive to many small organizations by negatively impacting our customer experience and significantly increasing our administrative costs related to customer payment processing.

We may be the subject of intentional cyber disruptions and attacks.

We expect to be an ongoing target of attacks specifically designed to impede the performance of our products and services. Experienced computer programmers, or hackers, may attempt to penetrate our network security or the security of our data centers and IT environments. These hackers, or others, which may include our employees or vendors, may cause interruptions of our services. Although we continually seek to improve our countermeasures to prevent and detect such incidents, if these efforts are not successful, our business operations, and those of our customers, could be adversely affected, losses or theft of data could occur, our reputation and future sales could be harmed, governmental regulatory action or litigation could be commenced against us and our business, financial condition, operating results and cash flow could be materially adversely affected.

We may not be able to adequately protect our proprietary technology, and our competitors may be able to offer similar products and services which would harm our competitive position.

Our success, in part, depends upon our proprietary technology. We have various forms of intellectual property including copyright, trademark, confidentiality procedures and contractual provisions to establish and protect our proprietary rights. Despite these precautions, third parties could copy or otherwise obtain and use our technology without authorization, or develop similar technology independently. We also pursue the registration of our domain names, trademarks, and service marks in the United States. If we file patent applications, we cannot assure you that any of the patent applications that we file will ultimately result in an issued patent or, if issued, that they will provide sufficient protections for our technology against competitors. We cannot assure you that the protection of our proprietary rights will be adequate or that our competitors will not independently develop similar technology, duplicate our products and services or design around any intellectual property rights we hold.

We could be harmed by improper disclosure or loss of sensitive or confidential data.

Our business operations require us to process and transmit data. Unauthorized disclosure or loss of sensitive or confidential data may occur through a variety of methods. These include, but are not limited to, systems failure, employee negligence, fraud or misappropriation, or unauthorized access to or through our information systems, whether by our employees or third parties, including a cyberattack by computer programmers, hackers, members of organized crime and/or state-sponsored organizations, who may develop and deploy viruses, worms or other malicious software programs.

Such disclosure, loss or breach could harm our reputation and subject us to government sanctions and liability under laws and regulations that protect sensitive or personal data and confidential information, resulting in increased costs or loss of revenues. It is possible that security controls over sensitive or confidential data and other practices we and our third-party vendors follow may not prevent the improper access to, disclosure of, or loss of such information. The potential risk of security breaches and cyberattacks may increase as we acquire additional business and introduce new services and offerings. Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions in which our websites operate. Any failure or perceived failure to successfully manage the collection, use, disclosure, or security of personal information or other privacy related matters, or any failure to comply with changing regulatory requirements in this area, could result in legal liability or impairment to our reputation in the marketplace.

Unauthorized breaches or failures in cybersecurity measures adopted by us and/or included in our products and services could have a material adverse effect on our business.

Information security risks have generally increased in recent years, in part because of the proliferation of new technologies and the use of the Internet, and the increased sophistication and activity of organized crime, hackers, terrorists, activists, cybercriminals and other external parties, some of which may be linked to terrorist organizations or hostile foreign governments. Cybersecurity attacks are becoming more sophisticated and include malicious attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information and corruption of data, substantially damaging our reputation. Our security systems are designed to maintain the security of our users’ confidential information, as well as our own proprietary information. Accidental or willful security breaches or other unauthorized access by third parties or our employees, our information systems or the systems of our third-party providers, or the existence of computer viruses or malware in our or their data or software could expose us to risks of information loss and misappropriation of proprietary and confidential information, including information relating to our products or customers and the personal information of our employees.

In addition, we could become subject to unauthorized network intrusions and malware on our own IT networks. Any theft or misuse of confidential, personal or proprietary information as a result of such activities or failure to prevent security breaches could result in, among other things, unfavorable publicity, damage to our reputation, loss of our trade secrets and other competitive information, difficulty in marketing our products, allegations by our customers that we have not performed our contractual obligations, litigation by affected parties and possible financial obligations for liabilities and damages related to the theft or misuse of such information, as well as fines and other sanctions resulting from any related breaches of data privacy regulations, any of which could have a material adverse effect on our reputation, business, profitability and financial condition. Furthermore, the techniques used to obtain unauthorized access or to sabotage systems change frequently and are often not recognized until launched against a target, and we may be unable to anticipate these techniques or to implement adequate preventative measures.

We may be subject to stringent and changing laws, regulations, standards, and contractual obligations related to privacy, data protection, and data security. Our actual or perceived failure to comply with such obligations could adversely affect our business.

We receive, collect, store, and process certain personally identifiable information about individuals and other data relating to our customers. We have legal and contractual obligations regarding the protection of confidentiality and appropriate use of certain data, including personally identifiable and other potentially sensitive information about individuals. We may be subject to numerous federal, state, local, and international laws, directives, and regulations regarding privacy, data protection, and data security and the collection, storing, sharing, use, processing, transfer, disclosure, disposal and protection of information about individuals and other data, the scope of which are changing, subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other legal and regulatory requirements. We strive to comply with our applicable data privacy and security policies, regulations, contractual obligations, and other legal obligations relating to privacy, data protection, and data security. However, the regulatory framework for privacy, data protection and data security worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other legal obligations or our practices. Further, any significant change to applicable laws, regulations or industry practices regarding the collection, use, retention, security, processing, transfer or disclosure of data, or their interpretation, or any changes regarding the manner in which the consent of users or other data subjects for the collection, use, retention, security, processing, transfer or disclosure of such data must be obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to receive, collect, store, process, transfer, and otherwise use user data or develop new services and features.

If we are found in violation of any applicable laws or regulations relating to privacy, data protection, or security, our business may be materially and adversely affected and we would likely have to change our business practices and potentially the services and features, integrations or other capabilities of websites. In addition, these laws and regulations could impose significant costs on us and could constrain our ability to use and process data in a commercially desirable manner. In addition, if a breach of data security were to occur or be alleged to have occurred, if any violation of laws and regulations relating to privacy, data protection or data security were to be alleged, or if we were to discover any actual or alleged defect in our safeguards or practices relating to privacy, data protection, or data security, our business websites may be perceived as less desirable and our business, financial condition, results of operations and growth prospects could be materially and adversely affected.

Online applications are subject to various laws and regulations relating to children’s privacy and protection, which if violated, could subject us to an increased risk of litigation and regulatory actions.

A variety of laws and regulations have been adopted in recent years aimed at protecting children using the internet such as the U.S. Federal Trade Commission’s Children’s Online Privacy Protection Rule (the “COPPA”) and Article 8 of the European Union’s General Data Protection Regulation (the “GDPR”). We implement certain precautions to ensure that we do not knowingly collect personal information from children under the age of 13 through our websites. Despite our efforts, no assurances can be given that such measures will be sufficient to completely avoid allegations of COPPA violations, any of which could expose us to significant liability, penalties, reputational harm and loss of revenue, among other things. Additionally, new regulations are being considered in various jurisdictions to require the monitoring of user content or the verification of users’ identities and age. Such new regulations, or changes to existing regulations, could increase the cost of our operations.

Risks Related to Our Business – Our Acquisition Plans

As part of our business plan, we intend to acquire or make investments in other companies, or engage in business relationships with other companies, which will divert our management’s attention, result in dilution to our stockholders, consume resources that may be necessary to sustain our business and could otherwise disrupt our operations and adversely affect our operating results.

As part of our business plan, we will plan to acquire or invest in websites, applications and services or technologies that we believe could offer growth opportunities or complement or expand our business or otherwise. The pursuit of target companies will divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

As we acquire additional companies, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business or investments in other companies, due to a number of factors, including:

●	inability to integrate or benefit from acquired technologies or services in a profitable manner;

●	unanticipated costs or liabilities associated with the acquisition;

●	difficulty integrating the accounting systems, operations and personnel of the acquired business;

●	difficulty converting the customers of the acquired business onto our platform and contract terms, including disparities in the revenue, licensing, support or professional services model of the acquired company;

●	adverse effects to our existing business relationships with business partners and customers as a result of the acquisition; and

●	use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. If future acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process and this could adversely affect our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial position may suffer. As of the date of this prospectus, we have no agreements in place to make any acquisitions.

Pursuant to our long-term investment strategy, we may pursue future acquisitions or business relationships, or make business dispositions that may not be in the best interests of common stockholders in the near term or at all.

As part of our long-term investment strategy, we will plan to acquire or invest in websites, applications and services or technologies that we believe could complement or expand our services or otherwise offer growth opportunities in the long run. We may incur indebtedness for future acquisitions, which would be senior to our common shares. Future acquisitions may also reduce our cash available for distribution to our stockholders, including holders of common shares, following such acquisitions. To the extent such acquisitions do not perform as expected, such risk may be particularly heightened. As of the date of this prospectus, we have no agreements in place to make any acquisitions.

In addition to acquiring businesses, we may sell those companies that we own from time to time when attractive opportunities arise that outweigh the future growth and value that we believe we will be able to bring to such companies consistent with our long-term business and investment strategy. As such, our decision to sell a business will be based on our belief that doing so will increase stockholder value to a greater extent than through our continued ownership of that business. Future dispositions of companies may reduce our cash flows from operations. We cannot assure you that we will use the proceeds from any future dispositions in a manner with which you agree. You will generally not be entitled to vote with respect to our future acquisitions or dispositions, and we may pursue future acquisitions or dispositions with which you do not agree.

Because of our limited resources and the significant competition for acquisition opportunities, it may be more difficult for us to acquire target companies that meet our acquisition criteria.

We expect to encounter competition from other companies having a business plan similar to ours, including private investors (which may be individuals or investment partnerships), blank check companies and other entities, domestic and international, competing for the types of companies we intend to acquire. Many of these individuals and entities are well-established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Many of these competitors possess similar or greater technical, human and other resources to ours or more local industry knowledge than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe there are numerous target businesses we could potentially acquire with the net proceeds of this offering, our ability to compete with respect to the acquisition of certain target companies that are attractive to us will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain companies. As of the date of this prospectus, we have no agreements in place to make any acquisitions.

Subsequent to the acquisition of any target business, we may be required to take write-downs or incur write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of our securities.

Even if we conduct extensive due diligence on target companies that we acquire, we cannot assure you that this diligence will identify all material issues that may be present with a particular target business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the target business and outside of our control will not later arise. As a result of these factors, we may be forced to later write-down or write-off assets or incur impairment or other charges that could result in our reporting losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our shares of common stock. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by a target business or by virtue of our obtaining debt financing to partially finance the acquisition transaction or thereafter. Accordingly, we could experience a significant negative effect on our financial condition, results of operations and the price of our securities. As of the date of this prospectus, we have no agreements to make any acquisitions.

We will likely not obtain an opinion from an independent accounting or investment banking firm in connection with the acquisition of a target business.

We will likely not obtain an opinion from an independent accounting firm or independent investment banking firm that the price we are paying for a target business is fair to our stockholders. If no opinion is obtained, our stockholders will be relying on the judgment of our Board, who will determine fair market value based on standards generally accepted by the financial community.

Our resources could be wasted by acquisition transactions that are not completed.

We anticipate that the investigation of each target business and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require management time and attention and costs for accountants, attorneys and others. If we decide not to complete a specific acquisition transaction, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, if we reach an agreement relating to a specific target business, we may fail to complete our acquisition transaction for any number of reasons including those beyond our control. Any such event will result in a loss to us of the related costs incurred. As of the date of this prospectus, we have no agreements in place to make any acquisitions.

The officers and directors of a target business may resign upon completion of our acquisition. The loss of a target business key personnel could negatively impact the operations and profitability of the target business post-acquisition.

Although we contemplate that certain members of a target business’ management team will remain associated with the target business following our acquisition transaction, it is possible that members of the management of a target business will not remain in place. The loss of a target business’ key personnel could negatively impact the operations and profitability of the target business post-acquisition. As of the date of this prospectus, we have no agreements in place to make any acquisitions.

Risks Related to Our Business – Industry Changes and Technology Developments

If we fail to keep pace with changing technologies, we may lose clients.

Our market is characterized by rapidly changing client requirements and evolving technologies and industry standards. If we cannot keep pace with these changes, our business could suffer. To achieve our goals, we need to continue to develop strategic business solutions and to develop and integrate proprietary applications for use in our various facilities in order to keep pace with continuing changes in client expectations, information technologies and industry standards. If we are unable to keep pace with changing technologies, we may lose clients and our revenues and results of operations could be adversely affected.

Our clients may adopt technologies that decrease the demand for our services, which could adversely affect our revenues and results of operations.

We target clients with a particular need for our services. However, after we complete an engagement, our clients may adopt new technologies or implement various processes that automate a portion of the services which we offer and thereby substantially reduce their need for our services. The adoption of such technologies or processes could place negative pressure on our pricing and adversely affect our revenues and result of operations.

We may be liable to our clients for damages caused by system failures, which could damage our reputation and cause us to lose clients.

Many of our contracts involve services that are critical to the operations of our clients’ businesses, and provide benefits which may be difficult to quantify. Any failure in a client’s system or breaches of security could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Our exposure to legal liability may be increased in the case of outsourcing contracts in which we become more involved in our clients’ operations. Although we attempt to limit our contractual liability for consequential damages in rendering our services, we cannot assure you that the limitations on liability we typically provide for in our service contracts will be enforceable, or that they will otherwise be sufficient to protect us from liability for damages. The general liability insurance coverage that we maintain is subject to important exclusions and limitations. We cannot assure you that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our results of operations.

If we are unable to apply technology effectively in driving value for our clients through technology-based solutions or gain internal efficiencies and effective internal controls through the application of technology and related tools, our operating results, client relationships, growth and compliance programs could be adversely affected.

Our future success depends, in part, on our ability to anticipate and respond effectively to the threat and opportunity presented by new technology disruption and developments. These may include new software applications or related services based on artificial intelligence, machine learning, or robotics. We may be exposed to competitive risks related to the adoption and application of new technologies by established market participants or new entrants, start-up companies and others. These new entrants are focused on using technology and innovation, including artificial intelligence to simplify and improve the client experience, increase efficiencies, alter business models and effect other potentially disruptive changes in the industries in which we operate. We must also develop and implement technology solutions and technical expertise among our employees that anticipate and keep pace with rapid and continuing changes in technology, industry standards, client preferences and internal control standards. We may not be successful in anticipating or responding to these developments on a timely and cost-effective basis and our ideas may not be accepted in the marketplace. Additionally, the effort to gain technological expertise and develop new technologies in our business requires us to incur significant expenses. If we cannot offer new technologies as quickly as our competitors, or if our competitors develop more cost-effective technologies or product offerings, we could experience a material adverse effect on our operating results, client relationships, growth and compliance programs.

If our future products incorporate technologies that may infringe the proprietary rights of third parties, and we do not secure licenses from them, we could be liable for substantial damages.

We are not aware that our current products infringe the intellectual property rights of any third parties. We also are not aware of any third-party intellectual property rights that may hamper our ability to provide future products and services. However, we recognize that the development of our services or products may require that we acquire intellectual property licenses from third parties to avoid infringement of those parties’ intellectual property rights. These licenses may not be available at all or may only be available on terms that are not commercially reasonable. If third parties make infringement claims against us whether or not they are upheld, such claims could:

●	consume substantial time and financial resources;

●	divert the attention of management from growing our business and managing operations; and

●	disrupt product sales and shipments.

If any third party prevails in an action against us for infringement of its proprietary rights, we could be required to pay damages and either enter into costly licensing arrangements or redesign our products so as to exclude any infringing use. As a result, we would incur substantial costs, delays in product development, sales and shipments, and our revenues may decline substantially. Additionally, we may not be able to achieve the minimum necessary growth for our continued success.

We are dependent on the continued availability of third-party data hosting and transmission services.

Although we develop and operate our own phone switch, we rely on third parties for hosting and other transmission services. As such, a significant portion of our operating cost is from our third-party data hosting and transmission services. If the costs for such services increase due to vendor consolidation, regulation, contract renegotiation, or otherwise, we may not be able to increase the fees for our inbound platform or services to cover the changes. As a result, our operating results may be significantly worse than forecasted.

Risks Related to the Offering, Our Common Stock and our Warrants

A sustained, active trading market for our common stock and our warrants may not develop or be maintained which may limit investors’ ability to sell shares or warrants at all or at an acceptable price.

As we are in our early stage of development, an investment in our Company will likely require a long-term commitment, with no certainty of return. There is currently no trading market for our common stock and warrants and we cannot predict whether an active market for our shares of common stock will ever develop or be sustained in the future. In the absence of an active trading market:

●	investors may have difficulty buying and selling or obtaining market quotations;

●	market visibility for our common stock may be limited; and

●	A lack of visibility for our common stock may have a depressive effect on the market price for our common stock and warrants.

The lack of an active market impairs your ability to sell your shares of common stock and warrants at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares of common stock and warrants. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares of common stock, and may impair our ability to acquire additional assets by using our shares of common stock as consideration.

The price of our common stock and warrants may fluctuate substantially.

You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our common stock and warrants to fluctuate, in addition to the other risks mentioned in this “Risk Factors” section and elsewhere in this prospectus, are:

●	sale of our common stock by our stockholders, executives, and directors;

●	volatility and limitations in trading volumes of our shares of common stock;

●	our ability to obtain financing;

●	the timing and success of introductions of new products by us or our competitors or any other change in the competitive dynamics of our business’ industries;

●	our ability to attract new customers;

●	changes in our capital structure or dividend policy, future issuances of common stock or warrants, sales of large blocks of common stock or warrants by our stockholders;

●	our cash position;

●	announcements and events surrounding financing efforts, including debt and equity securities;

●	our inability to enter into new markets or develop new products;

●	reputational issues;

●	announcements of acquisitions, partnerships, collaborations, joint ventures, new products, capital commitments, or other events by us or our competitors;

●	changes in general economic, political and market conditions in any of the regions in which we conduct our business, including, without limitation, the effect on the global economy and financial markets due to the current or anticipated impact of military conflict and related sanctions imposed on Russia by the United States and other countries due to Russia’s recent invasion of Ukraine and the impending imposition of tariffs by the United States and retaliatory tariffs imposed on US exports;

●	changes in industry conditions or perceptions;

●	analyst research reports, recommendation and changes in recommendations, price targets, and withdrawals of coverage;

●	departures and additions of key personnel;

●	disputes and litigations related to intellectual properties, proprietary rights, and contractual obligations;

●	changes in applicable laws, rules, regulations, or accounting practices and other dynamics; and

●	other events or factors, many of which may be out of our control.

In addition, if the market for equities in our industry or industries related to our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition and results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Our common stock’s market price may experience rapid and substantial volatility price fluctuations.

The market price for our common stock is volatile. In addition, the market price of our common stock may fluctuate significantly in response to several factors, most of which we cannot control, including:

●	actual or anticipated variations in our periodic operating results;

●	increases in market interest rates that lead investors of our common stock to demand a higher investment return; stock-run up;

●	changes in earnings estimates;

●	changes in market valuations of similar companies;

●	actions or announcements by our competitors;

●	adverse market reaction to any increased indebtedness we may incur in the future;

●	additions or departures of key personnel;

●	actions by stockholders;

●	speculation in the media, online forums, or investment community; and

●	our intentions and ability to list our common stock on the CBOE and our subsequent ability to maintain such listing.

The public offering price of our common stock has been determined by our board of directors based upon many factors and may not be indicative of prices that will prevail following the closing of this offering. In addition, the stock market in general, and the stock of early-stage companies like ours in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for investors to assess the rapidly changing value of our stock. Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the initial public offering price.

There is an increased potential risk for new public companies similar to ours of rapid and substantial price volatility which may add to the risk of investing in this offering.

Further, there have been recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Additionally, our common stock may be subject to rapid and substantial price volatility, including any stock-run up, which may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our common shares. As a result, you may suffer a loss on your investment.

Investors in this offering will experience immediate and substantial dilution in the net tangible book value per share of common stock.

You will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of an assumed 30,000,000,000 shares of common stock based on an assumed public offering price of $.0001 per share, and after deducting the estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of 0.005631 per share. Accordingly, should we be liquidated at our book value, you would not receive the full amount of your investment.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this initial public offering, including for any of the currently intended purposes described in the section entitled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management may not apply our cash from this offering in ways that ultimately increase the value of any investment in our shares of common stock or enhance stockholder value. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply our cash in ways that enhance stockholder value, we may fail to achieve expected financial results, which may result in a decline in the price of our shares of common stock, and, therefore, may negatively impact our ability to raise capital, invest in or expand our business, acquire additional products or licenses, commercialize our products, or continue our operations.

Neither we nor the Selling Shareholders have authorized any other party to provide you with information concerning us or this offering.

You should carefully evaluate all of the information in this prospectus and the registration statement of which this prospectus forms a part, including the documents incorporated by reference herein. We may receive media coverage regarding our Company, including coverage that is not directly attributable to statements made by our officers, that incorrectly reports on statements made by our officers or employees, or that is misleading as a result of omitting information provided by us, our officers or employees. Neither we nor the Selling Shareholders have authorized any other party to provide you with information concerning us or this offering, and such recipients should not rely on this information.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our common stock.

FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for certain customers. FINRA requirements will likely make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may have the effect of reducing the level of trading activity in our common stock. As a result, fewer broker-dealers may be willing to make a market in our common stock, reducing a stockholder’s ability to resell shares of our common stock.

We may issue additional shares of common stock or other equity securities, or engage in other transactions that could dilute our book value or relative rights of our common stock, which may adversely affect the market price of our common stock and further dilute existing shareholders.

We may determine, from time to time, that we need to raise additional capital by issuing additional shares of our common stock or other securities. Except as otherwise described in this prospectus, we will not be restricted from issuing additional common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, shares of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future offerings, or the prices at which such offerings may be affected. Additional equity offerings may dilute the holdings of existing stockholders or reduce the market price of our common stock, or all of them. Holders of our securities are not entitled to pre-emptive rights or other protections against dilution. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, then-current holders of our securities. Additionally, if we raise additional capital by making offerings of debt or preferred stock, upon our liquidation, holders of our debt securities and preferred stock, and lenders with respect to other borrowings, may receive distributions of its available assets before the holders of our common stock.

The ability of a stockholder to recover all or any portion of such stockholder’s investment in the event of a dissolution or termination may be limited.

In the event of a dissolution or termination of our Company, the proceeds realized from the liquidation of the assets of our Company, or our subsidiaries will be distributed among the common stockholders, but only after the satisfaction of the claims of third-party creditors of our Company. The ability of a common stockholder to recover all or any portion of such stockholder’s investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from such liquidation and the amount of claims to be satisfied therefrom. There can be no assurance that our Company will recognize gains on such liquidation, nor is there any assurance that common stockholders will receive a distribution in such a case.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future and, as such, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We do not anticipate paying any cash dividends on our common stock for the foreseeable future. Our Company has never declared any cash dividends on its common stock.

In addition, and any future loan arrangements we enter into may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We are an “emerging growth company” and are able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we have elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, pursuant to Section 107 of the JOBS Act, as an “emerging growth company” we have elected to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Financial reporting obligations of being a public company are expensive and time-consuming, and our management will be required to devote substantial time to compliance matters.

As a publicly traded company, we will incur significant additional legal, accounting and other expenses that we did not incur as a privately company. The obligations of being a public company require significant expenditures and will place significant demands on our management and other personnel, including costs resulting from public company reporting obligations under the Exchange Act and the rules and regulations regarding corporate governance practices, including those under Sarbanes-Oxley, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the listing requirements of the stock exchange on which our common stock is listed. These rules require the establishment and maintenance of effective disclosure and financial controls and procedures, internal control over financial reporting and changes in corporate governance practices, among many other complex rules that are often difficult to implement, monitor and maintain compliance with. Moreover, despite recent reforms made possible by the JOBS Act, the reporting requirements, rules, and regulations will make some activities more time-consuming and costly, particularly after we are no longer an “emerging growth company.” In addition, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements and to keep pace with new regulations, otherwise we may fall out of compliance and risk becoming subject to litigation or being delisted, among other potential problems.

If we fail to comply with the rules under Sarbanes-Oxley related to accounting controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult.

Section 404 of Sarbanes-Oxley requires annual management assessments of the effectiveness of our internal control over financial reporting. If we fail to comply with the rules under Sarbanes-Oxley related to disclosure controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult. If material weaknesses or significant deficiencies are discovered or if we otherwise fail to achieve and maintain the adequacy of our internal control, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of Sarbanes-Oxley. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock could drop significantly.

We have identified weaknesses in our internal controls, and we cannot provide assurances that these weaknesses will be effectively remediated or that additional material weaknesses will not occur in the future.

As a public company, we will be subject to the reporting requirements of the Exchange Act, and the Sarbanes-Oxley Act. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control over financial reporting.

We do not yet have effective disclosure controls and procedures, or internal controls over all aspects of our financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Our management has deemed certain conditions to be material weaknesses and significant deficiencies in our internal controls. For example, we failed to employ a sufficient number of staff to maintain optimal segregation of duties and to provide optimal levels of oversight and we rely upon a third-party accounting firm to assist us with generally accepted in the United States of America (“GAAP”) compliance. Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. We will be required to expend time and resources to further improve our internal controls over financial reporting, including by expanding our staff. However, we cannot assure you that our internal control over financial reporting, as modified, will enable us to identify or avoid material weaknesses in the future.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business, including increased complexity resulting from our international expansion. Further, weaknesses in our disclosure controls or our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of management reports and independent registered public accounting firm audits of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures, and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our common stock.

We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. Our independent registered public accounting firm is not required to audit the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results, and cause a decline in the market price of our common stock.

Future sales and issuances of our common stock or warrants or rights to purchase common stock or warrants, including pursuant to an equity incentive plan could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital may be needed in the future to continue our planned operations, including acquiring additional companies, marketing activities and costs associated with operating a public company. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to the holders of our common stock, including shares of common stock sold in this offering.

Potential comprehensive tax reform bills could adversely affect our business and financial condition.

The U.S. government may enact comprehensive federal income tax legislation that could include significant changes to the taxation of business entities. These changes include, among others, a permanent increase to the corporate income tax rate. The overall impact of this potential tax reform is uncertain, and our business and financial condition could be adversely affected. This prospectus does not discuss any such tax legislation or the manner in which it might affect purchasers of our common stock. We urge our stockholders to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of investing in our common stock.

Our principal stockholders and management own a significant percentage of our voting stock and will be able to exert significant control over matters subject to stockholder approval.

By virtue of the voting rights afforded the Series A Preferred Stock, the Series A holders have and will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, a merger, the consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. The interests of these stockholders may not be the same as or may even conflict with our other investors’ interests. For example, these stockholders could delay or prevent a change in control of us, even if such a change in control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our Company or our assets. The significant concentration of stock ownership may negatively impact the value of our common stock due to potential investors’ perception that conflicts of interest may exist or arise.

Our common stock is subject to the “penny stock” rules in the future. It may be more difficult to resell securities classified as “penny stock.”

Our common stock is subject to “penny stock” rules (generally defined as non-exchange traded stock with a per share price below $5.00) in the future. These rules impose additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as “established customers” or “accredited investors.” For example, broker-dealers must determine the appropriateness for non-qualifying persons of investments in penny stocks. Broker-dealers must also provide, prior to a transaction in a penny stock not otherwise exempt from the rules, a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, disclose the compensation of the broker-dealer and its salesperson in the transaction, furnish monthly account statements showing the market value of each penny stock held in the customer’s account, provide a special written determination that the penny stock is a suitable investment for the purchaser, and receive the purchaser’s written agreement to the transaction.

Legal remedies available to an investor in “penny stocks” may include the following:

●	If a “penny stock” is sold to the investor in violation of the requirements listed above, or other federal or states securities laws, the investor may be able to cancel the purchase and receive a refund of the investment.

●	If a “penny stock” is sold to the investor in a fraudulent manner, the investor may be able to sue the persons and firms that committed the fraud for damages.

These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market price and liquidity of our common stock. These requirements may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

Many brokerage firms will discourage or refrain from recommending investments in penny stocks. Most institutional investors will not invest in penny stocks. In addition, many individual investors will not invest in penny stocks due, among other reasons, to the increased financial risk generally associated with these investments.

For these reasons, penny stocks may have a limited market and, consequently, limited liquidity. We can give no assurance at what time, if ever, our common stock will not be classified as a “penny stock” in the future.

We will likely be considered a smaller reporting company and will be exempt from certain disclosure requirements, which could make our common stock less attractive to potential investors.

Rule 12b-2 of the Exchange Act, defines a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

●	had a public float of less than $250 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or

●	in the case of an initial registration statement under the Securities Act or the Exchange Act for shares of its common equity, had a public float of less than $250 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated initial public offering price of the shares; or

●	in the case of an issuer whose public float was zero, had annual revenues of less than $100 million during the most recently completed fiscal year for which audited financial statements are available.

As a smaller reporting company, we would not be required and may not include a Compensation Discussion and Analysis section in our proxy statements; we would provide only two years of financial statements; and we would not need to provide the table of selected financial data. We also would have other “scaled” disclosure requirements that are less comprehensive than issuers that are not smaller reporting companies which could make our common stock less attractive to potential investors, and also could make it more difficult for our stockholders to sell their shares.

Changes in accounting principles and guidance, or their interpretation, could result in unfavorable accounting changes or effects, including changes to our previously filed financial statements, which could cause our stock price to decline.

We prepare our financial statements in accordance with GAAP. These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting principles and guidance. A change in these principles or guidance, or in their interpretations, may have a significant effect on our reported results and retroactively affect previously reported results.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the Shares will be approximately $2,976,000, based on an offering price of $0.0001 per Share, after deducting the estimated offering expenses payable by us and assuming we do not engage a placement agent. We will not receive any of the proceeds from the sale of the Selling Shareholders contemplated by the Selling Shareholders named in this prospectus. All proceeds from the sale of the Selling Shareholders Securities will belong to the Selling Shareholders identified in this Offering Circular under “Selling Shareholders.”

We intend to use the net proceeds from this offering for acquisition of websites, technologies, or other assets, building an improved switch, for expanding product offering from other digital channels, sales and marketing, working capital and general other corporate purposes. The expected use of net proceeds of this offering represents our current intentions based upon our present plan and business conditions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amounts and timing of our actual use of net proceeds will vary depending on numerous factors. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

The table below shows the net proceeds the company would receive from this offering assuming an offering size of $750,000, $1.5 million, $2.25 million and $3 million, and the intended use of those proceeds. There is no guarantee that we will be successful in selling any of the shares we are offering.

Amount sold	$750,000	$1,500,000	$2,250,000	$3,000,000
Offering expense	$50,000	$50,000	$50,000	$50,000
Amount to Selling Shareholders	$60,000	$120,000	$180,000	240,000
Net proceeds to issuer	$640,000	$1,330,000	$2,020,000	$2,710,000
Sales Market and General Administrative Expense	$345,728	$718,466	$1,091,204	$1,463,942
Research and Development	$220,672	$458,584	$696,496	$934,408
Acquisitions	$73,600	$152,950	$232,300	$311,650

The company reserves the right to change the above use of proceeds if management believes it is in the best interest of the company.

The allocation of the net proceeds of the offering set forth above represents the company’s estimates based upon its current plans, assumptions it has made regarding the industry and general economic conditions and its future revenues (if any) and expenditures.

Investors are cautioned that expenditures may vary substantially from the estimates above. Investors will be relying on the judgment of the company’s management, who will have broad discretion regarding the application of the proceeds from this offering. The amounts and timing of the company’s actual expenditures will depend upon numerous factors, including market conditions, cash generated by the company’s operations (if any), business developments and the rate of the company’s growth. The company may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.

In the event that the company does not raise the entire amount it is seeking, then the company may attempt to raise additional funds through private offerings of its securities or by borrowing funds. The company does not have any committed sources of financing.

The use of the proceeds represents our management’s estimates based upon current business and economic conditions. We reserve the right to use the net proceeds we receive in the offering in any manner we consider to be appropriate. Although the Company does not contemplate changes in the proposed use of proceeds, to the extent we find that adjustment is required for other uses by reason of existing business conditions, the use of proceeds may be adjusted. The actual use of the proceeds of this offering could differ materially from those outlined above as a result of several factors including those set forth under “Risk Factors” and elsewhere in this prospectus.

Pending the use of the net proceeds of this offering, we intend to invest the net proceeds in short-term investment-grade, interest-bearing securities.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our Board deems relevant.

DILUTION

When a company first commences operations, it typically sells its shares (or grants options exercisable for its shares) to its founders and early employees at a very low cash cost because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table demonstrates the price that new investors are paying for their shares and the immediate dilution under various total investment scenarios.

The following table illustrates per share dilution as of March 31, 2025 at an offering price of $0.0001:

	$750,000	$1,500,000	$2,250,000	$3,000,000
Price per share	$0.0001	$0.0001	$0.0001	$0.0001
Shares issued	3,750,000,000	15,000,000,000	22,500,000,000	30,000,000,000
Capital raised	$750,000	$1,500,000	$2,250,000	$3,000,000
Less: Offering costs	$-50000	$-50000	$-50000	$-50000
Less: Proceeds to Selling Shareholders	-60000	-120000	-180000	-240000
Net offering proceeds to Company	$640,000	$1,330,000	$2,020,000	$2,710,000
Net tangible book value at March 31, 2025	$-3,220,379	$-3,220,379	$-3,220,379	$-3,220,379
Share issued and outstanding at March 31, 2025	584,065,699	229,366,391	229,366,391	229,366,391
Shares issued in financing from Company	3,750,000,000	15,000,000,000	22,500,000,000	30,000,000,000
Post financing shares issued and outstanding	4,050,213,026	15,300,213,026	22,800,213,026	30,300,213,026
Net tangible book value per share prior to offering	$-0.005513727	$-0.005513727	$-0.005513727	$-0.005513727
Increase/(decrease) per share attributable to new investors	$-0.000688	$-0.000126	$-0.000053	$-0.000017
Net tangible book value after offering	$-0.006202	$-0.005640	$-0.005567	$-0.005531
Dilution per share to new investors	$0.006302	$0.005740	$0.005667	$0.005631

The foregoing discussion and table do not take into account further dilution to new investors that could occur upon the exercise of outstanding options or warrants, none of which have a per share exercise price less than the combined public offering price per share of common stock and accompanying warrants sold in this offering. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Offering Circular. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. In addition, our consolidated financial statements reflect our reorganization and have been prepared as if our current corporate structure had been in place throughout the relevant periods. Actual results could differ materially from those projected in the forward-looking statements. For additional information regarding these and other risks and uncertainties, please see the items listed above under the section captioned “Risk Factors”, as well as any other cautionary language contained in this Offering Circular. Except as may be required by law, we undertake no obligation to update any forward-looking statements to reflect events after the date of this Offering Circular.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Offering Circular contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements represent our expectations, beliefs, intentions, or strategies concerning future events, including, but not limited to, any statements regarding our assumptions about financial performance; the continuation of historical trends; growth strategies; the sufficiency of our cash balances for future liquidity and capital resource needs; the expected impact of changes in accounting policies on our results of operations, financial condition or cash flows; anticipated problems and our plans for future operations; our future financing plans and anticipated needs for working capital; and the economy in general or the future of the food production industry, all of which were subject to various risks and uncertainties. Such statements, when used herein and other reports, statements, and information we have filed with the Securities and Exchange Commission (“SEC”), in our press releases, presentations to securities analysts or investors, in oral statements made by or with the approval of an executive officer, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “continue,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. However, any statements contained in this Annual Report on Form 10-K that are not statements of historical fact may be deemed to be forward-looking statements. These statements are expressed in good faith and based upon a reasonable basis when made, but there can be no assurance that these expectations will be achieved or accomplished.

This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found under “Business” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as in other parts of this Offering Circular. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors as described in herein. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Offering Circular will in fact occur. In addition to the information expressly required to be included in this filing, we will provide such further material information, if any, as may be necessary to ensure that the required statements, in light of the circumstances under which they are made, are not misleading.

Although forward-looking statements in this Offering Circular reflect the good faith judgment of our management, forward-looking statements are inherently subject to known and unknown risks, business, economic and other risks and uncertainties that may cause actual results to be materially different from those discussed in these forward-looking statements. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this Offering Circular. We assume no obligation to update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Offering Circular, other than as may be required by applicable law or regulation. Readers are urged to carefully review and consider the various disclosures made by us in our reports filed with the Securities and Exchange Commission (“SEC”) which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operation and cash flows. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, our actual results may vary materially from those expected or projected.

Overview

Vocodia Holdings Corp (“VHC”) was incorporated in the State of Wyoming on April 27, 2021 and is a conversational AI technology provider. Vocodia’s technology is designed to drive better sales and services for its customers. Clients turn to Vocodia for their product and service needs.

Business Summary

We are an AI software company that builds practical AI functions and makes them easily obtainable for businesses on cloud-based platform solutions at low costs and scalable to multiagent vast enterprise solutions.

Our operations include our wholly owned subsidiary, Click Fish Media, Inc. (“CFM”), which was incorporated in the State of Florida on November 26, 2019 and is an IT services provider. CFM was formerly owned by James Sposato, who is an officer and director of the Company. CFM was wholly acquired by the Company from Mr. Sposato per the Contribution Agreement. CFM was formerly owned by James Sposato, who is an officer and director of the Company. CFM was acquired by us from Mr. Sposato per the Contribution Agreement, dated August 1, 2022. In the Contribution Agreement, Mr. Sposato (“Contributor”), has contributed, assigned, transferred and delivered to us, the outstanding capital stock of CFM and we have accepted the contributed shares from the Contributor. As full consideration for the contribution, we have paid the Contributor consideration in the amount of $10.

An illustration of our organizational structure is provided below:

We aim to offer corporate clients scalable enterprise AI sales and customer service solutions intended to rapidly increase sales and service, while lowering employment costs.

We seek to enhance rapport and relationship building for customers, which is as necessary component to sales. We believe that there is a positive correlation between AI which sounds similar to a human voice over the phone and better customer rapport and customer service benefits. With our advanced AI, we believe that it will be difficult for customers to distinguish between speaking to a human sales representative and to an AI bot. We believe we can increase customer satisfaction and maximize potential service efficiency for our clients. Our goal is to provide quick training and deployment, potentially unlimited scalability, easy integration with existing corporate platforms and other benefits to our customers from AI’s efficiency. We strive to help our customers manage budgets and perform better than the high costs of existing sales and service personnel.

On February 26, 2024, we completed our initial public offering (the “IPO”) of 1,400,000 units, each consisting of one share of common stock, par value $0.0001 (“Common Stock”), one Series A Warrant to purchase one share of Common Stock at $4.25 (the “Series A Warrant”), and one Series B Warrant to purchase one share of Common Stock at $8.50 (the “Series B Warrant”), at a price to the public of $4.25 per Unit.

The gross proceeds from the IPO, before underwriting discounts and commissions and estimated offering expenses payable by us, were approximately $5,950,000. On February 22, 2024, our Common Stock, Series A Warrants and Series B Warrants began trading on the BZX Exchange, a division of Cboe Global Markets, under the ticker symbols “VHAI,” “VHAI+A” and “VHAI+B”, respectively.

On June 14, 2024, Vocodia Holdings Corp. (the “Company”) received a letter (the “Letter”) from the Listing Qualifications Department of The Cboe BZX Exchange, Inc. (“Cboe”) notifying the Company that Cboe had decided to exercise its discretionary authority pursuant to Exchange Rule 14.2 to delist the Company and suspend trading of the Company’s Common Stock (VHAI), Series A Warrants (VHAI+A) and Series B Warrants (VHAI+B) on June 24, 2024. The Letter cited that the basis for this decision is that the Company is currently not in compliance with (i) Exchange Rule 14.9(e)(1)(B) because its Common Stock did not maintain a minimum bid price of $1.00 over 30 consecutive business days and (ii) Exchange Rule 14.9(e)(2) because the Company has failed to me at least one of the following requirements: (A) stockholders’ equity of at least $2.5 million; (B) market value of listed securities of at least $35 million; or (C) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the three most recently complete fiscal years.

Pursuant to Exchange Rule 14.12(h) the Company appealed the staff’s decision, and an appeal hearing was held on August 8, 2024 before a two-member Panel (the “Panel”). On September 6, 2024, the Company received notice that the Panel rejected the Company’s appeal and determined to delist the Company’s securities. The receipt of the Panel’s decision will result in the immediate delisting of the Company’s Common Stock and Warrants on the Cboe, under the symbols “VHAI,” “VHAI+A,” and “VHAI+B”, and a Form 25-NSE will be filed with the Commission, which will remove the Company’s securities from listing and registration on Cboe. The Company did not appeal the Panel’s decision. Therefore, the trading of the Company’s Common Stock and Warrants was suspended at the close of business on September 10, 2024, and delisted from Cboe, as indicated in the Panel’s letter.

The Company’s common stock began trading under the trading symbols “VHAI,” “VHAIW,” and VHABW” on the OTC Pink Market operated on the OTC Markets system effective with the open of the markets on September 11, 2024. The Company intends to apply to have its common stock quoted on the OTCQB Venture Market on the OTC Markets; however, there can be no assurances that its common stock and warrants will be approved, or will continue, to be traded on such market.

Results of Operations

Comparison of the three months ended March 31, 2025 to the three months ended March 31, 2024

The following tables set forth selected consolidated statements of operations data and such data as a percentage of total revenues for each of the periods indicated:

	Three Months Ended
	March 31,
	2025	2024	Change	%
Revenues	$-	$-	-	0%
Cost of revenue	47,130	-	47,130	100%
Gross profit (loss)	(47,130)	-	(47,130)	100%

Operating costs and expenses:
Operating expense	263,793	2,822,460	(2,558,667)	-91%

Other income (expenses)	(861,891)	(4,122,910)	3,261,019	-79%

Net loss	$(1,172,814)	$(6,945,370)	5,772,556	-83%

Revenue

We did not earn revenue for the three months ended March 31, 2025 or for the three months ended March 31, 2024. Beginning in January 2024, we suspended sales of our DISA product in order to update its functionality so it could scale to the needs of our customers. We anticipate launching our improved DISA product, as well as initiating our crypto treasury business in the third quarter of 2025.

Cost of Revenue

Cost of revenue increased by $ 47,130, or 100%, to $ 47,130 for the three months ended March 31, 2025 from $0 for the three months ended March 31, 2024, primarily due to increased cost of our cloud hosting platform.

Gross Loss

The increase in our gross loss of $ 47,130 to a gross loss of $ 47,130 for the three months ended March 31, 2025 from a gross loss of $0 for the three months ended March 31, 2024 is primarily attributable to the increased costs of our cloud server expenses.

Operating Expenses

	Three Months Ended
	March 31,
	2025	2024	Change	%
Operating Expenses
General and administrative expenses	$202,890	$1,646,902	(1,444,012)	-88%
Salaries and wages	33,277	382,383	(349,106)	-91%
Software development and other service providers	27,626	793,175	(765,549)	-97%
Total Operating Expenses	$263,793	$2,822,460	(2,558,667)	-91%

Operating expense decreased by $2,558,667 or 91% to $263,793 for the three months ended March 31, 2025 from $2,822,460 for the three months ended March 31, 2024 primarily due to the reduction in general and administrative expenses related to going public in the first quarter of 2024, a reduction in software development costs related to our DISA products and a reduction in salaries and wages and stock based compensation expenses paid to employees and service providers.

General and Administrative Expenses decreased by $1,444,012 or 88% to $202,890 during the three months ended March 31, 2025 from $1,646,902 during the three months ended March 31, 2024. The decrease is primarily a result of a reduction of the Company’s costs related to going public during the first quarter of 2024 such as insurance, professional fees, and investor relations.

Salaries and wages decreased by $349,106, or 91%, to $33,277 for the three months ended March 31, 2025 from $382,383 for the three months ended March 31, 2024, due to a reduction in staff in 2024 and a reduction in stock based compensation paid.

Research and development and other service providers expense decreased by $765,549, or 97%, to $27,626 for the three months ended March 31, 2025 from $793,175 for the three months ended March 31, 2024, primarily related to an decrease in software development costs related to our DISA products.

Total other income (expense)

During the three months ended March 31, 2025, we had other expenses of $861,891, which consisted of liquidated damages paid to certain warrant holders of $710,375, loss on settlement of debts of $33,510, write off of accounts receivable of $50,000 and interest expense of $116,882, offset by a change in fair value of derivative liability of $48,816.

Liquidity and Capital Resources

The following table provides selected financial data about us as of March 31, 2025 and December 31, 2024

	March 31,	December 31,
	2025	2024	Change	%
Current assets	$43,991	$128,357	$(84,366)	-66%
Current liabilities	$3,281,696	$2,363,345	$918,351	39%
Working capital (deficiency)	$(3,237,705)	$(2,234,988)	$(1,002,717)	45%

Current assets decreased by $84,366, or 66%, to $43,991 as of March 31, 2025 from $128,357 as of December 31, 2024. The decrease was primarily attributable to a reduction in accounts receivable of $50,000 and prepaid expenses of approximately $76,000.

Current liabilities increased by $918,351, or 39%, to $3,281,696 as of March 31, 2025 from $2,363,345 as of December 31, 2024. The increase was primarily attributable to an increase in accounts payable and accrued liabilities, an increase in liquidated damages payable and an increase in convertible notes payable offset by a reduction in related party payables.

We believe we will not have sufficient cash on hand to support our operations for at least 12 months. As of March 31, 2025, we had a working capital deficiency of $3,237,705 and total cash of $1,339. As discussed below, this condition and other factors raise substantial doubt regarding our ability to continue as a going concern.

We intend to generally rely on cash from operations and equity and debt offerings to the extent necessary and available, to satisfy our liquidity needs. There are several factors that could result in the need to raise additional funds, including a failure to generate revenue in the short term, a lack of anticipated sales growth and increased costs. Our efforts are directed toward generating positive cash flow and, ultimately, profitability. As our efforts during our fiscal 2024 and the three months ended ,March 31, 2025 have not generated positive cash flows, we will need to raise additional capital. Should capital not be available to us at reasonable terms, other actions will become necessary, including implementing cost control measures and additional efforts to increase sales. We may also be required to take more strategic actions such as exploring strategic options for the sale of our company, the creation of joint ventures or strategic alliances under which we will pursue business opportunities, or other alternatives.

Cash Flow

	Three months ended March 31,
	2025	2024	Change
Cash provided by / (used in) operating activities	$(188,550)	$(2,428,570)	$2,240,020
Cash provided by / (used in) investing activities	$-	$-	$-
Cash provided by / (used in) financing activities	$189,608	$5,125,428	$(4,935,820)
Cash on hand	$1,339	$2,696,858	$(2,695,519)

Cash Flow from Operating Activities

Three months ended March 31, 2025 and 2024

For the three months ended March 31, 2025 and 2024, we did not generate positive cash flows from operating activities. For the three months ended March 31, 2025, net cash flows used in operating activities was $188,550 compared to $2,428,570 during the three months ended March 31, 2024.

Cash flows used in operating activities for the three months ended March 31, 2025 was comprised of a net loss of $1,172,814, which was reduced by non-cash expenses of $792,607 for depreciation, amortization of debt issuance costs. liquidated damage for warrants, loss on settlement of debt and write off of accounts receivable and net change in working capital of $ 191,657, offset by change in fair value of derivative liabilities.

For the three months ended March 31, 2024, net cash flows used in operating activities was $2,428,570. During the three months ended March 31, 2024, we had a net loss of $6,945,370, which was reduced by non-cash expenses of $4,175,256 for depreciation, amortization of debt issuance costs. liquidated damage for warrants, loss on settlement of debt and net change in working capital of $341,544, offset by change in fair value of derivative liabilities.

Cash Flows from Financing Activities

During the three months ended March 31, 2025, cash provided by financing activities of $189,608 included $260,000 from the issuance of convertible notes payable, and was offset by related party payable of $21,729 and the repayment of convertible notes payable of $48,663 and convertible notes payable of $802,984. During the three months ended March 31, 2024, cash provided by financing activities of $5,125,428 included $5,372,787 from the sales of common stock units, $605,000 from the sale of 605 Preferred B shares, and $30,000 from the issuance of note payable, and was offset by deferred offering costs of $24,375 and the repayment of notes payable of $55,000 and convertible notes payable of $802,984.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities.

Going Concern

The accompanying financial statements of the Company are prepared in accordance with U.S. GAAP applicable to a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business within one year after the date the consolidated financial statements are issued.

In accordance with Financial Accounting Standards Board (“FASB”), Accounting Standards Update (“ASU”) No. 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40), the Company’s management evaluates whether there are conditions or events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the accompanying financial statements are issued.

Critical Accounting Policies

Our accounting policies are more fully described in our unaudited financial statements. The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on our best knowledge of current and anticipated events, actual results could differ from the estimates.

We have identified the following accounting policies as those that require significant judgments, assumptions and estimates and that have a significant impact on our financial condition and results of operations. These policies are considered critical because they may result in fluctuations in our reported results from period to period, due to the significant judgments, estimates and assumptions about complex and inherently uncertain matters and because the use of different judgments, assumptions or estimates could have a material impact on our financial condition or results of operations. We evaluate our critical accounting estimates and judgments required by our policies on an ongoing basis and update them as appropriate based on changing conditions.

Fair Value of Financial Instruments. The Company accounts for financial instruments under Financial Accounting Standards Board (“FASB”) ASC 820, Fair Value Measurements. ASC 820 provides a framework for measuring fair value and requires disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, based on the Company’s principal or, in absence of a principal, most advantageous market for the specific asset or liability.

The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs, when determining fair value.

The three tiers are defined as follows:

●	Level 1 – Observable inputs that reflect quoted market prices (unadjusted) for identical assets or liabilities in active markets;

●	Level 2 – Observable inputs other than quoted prices in active markets that are observable either directly or indirectly in the marketplace for identical or similar assets and liabilities; and

●	Level 3 – Unobservable inputs that are supported by little or no market data, which require the Company to develop its own assumptions.

The determination of fair value and the assessment of a measurement’s placement within the hierarchy requires judgment. Level 3 valuations often involve a higher degree of judgment and complexity. Level 3 valuations may require the use of various cost, market, or income valuation methodologies applied to unobservable management estimates and assumptions. Management’s assumptions could vary depending on the asset or liability valued and the valuation method used. Such assumptions could include estimates of prices, earnings, costs, actions of market participants, market factors, or the weighting of various valuation methods. The Company may also engage external advisors to assist us in determining fair value, as appropriate.

Derivative Liabilities. The Company analyzes all financial instruments with features of both liabilities and equity under FASB ASC Topic No. 480, (“ASC 480”), “Distinguishing Liabilities from Equity” and FASB ASC Topic No. 815, (“ASC 815”) “Derivatives and Hedging”. Derivative liabilities are adjusted to reflect fair value at each reporting period, with any increase or decrease in the fair value recorded in the results of operations (other income/expense) as change in fair value of derivative liabilities. The Company uses a binomial pricing model to determine fair value of these instruments.

Beneficial Conversion Features. For instruments that are not considered liabilities under ASC 480 or ASC 815, the Company applies ASC 470-20 to convertible securities with beneficial conversion features that must be settled in stock. ASC 470-20 requires that the beneficial conversion feature be valued at the commitment date as the difference between the effective conversion price and the fair market value of the common stock (whereby the conversion price is lower than the fair market value) into which the security is convertible, multiplied by the number of shares into which the security is convertible limited to the amount of the loan. This amount is recorded as a debt discount and amortized to interest expense in the Consolidated Statements of Operations.

Debt Discount. For certain notes issued, the Company may provide the debt holder with an original issue discount. The original issue discount is recorded as a debt discount, reducing the face amount of the note, and is amortized to interest expense over the life of the debt, in the Consolidated Statements of Operations.

Research and Development. The Company accounts for research and development costs in accordance with ASC subtopic 730-10, Research and Development (“ASC 730-10”).

Under ASC 730-10, all research and development costs must be charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and development costs are expensed when the contracted work has been performed or as milestone results have been achieved as defined under the applicable agreement. Company-sponsored research and development costs related to both present and future products are expensed in the period incurred.

Stock-based Compensation. The Company accounts for our stock-based compensation under ASC 718 “Compensation – Stock Compensation” using the fair value-based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. This guidance establishes standards for the accounting for transactions in which an entity exchanges it equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments.

The Company uses the fair value method for equity instruments granted to non-employees and use the Black-Scholes model for measuring the fair value of options.

The fair value of stock-based compensation is determined as of the date of the grant or the date at which the performance of the services is completed (measurement date) and is recognized over the vesting periods.

When determining fair value, the Company considers the following assumptions in the Black-Scholes model:

●	Exercise price,

●	Expected dividends,

●	Expected volatility,

●	Risk-free interest rate; and

●	Expected life of option

Recent Accounting Standards. Changes to accounting principles are established by the FASB in the form of Accounting Standards Updates (“ASU’s”) to the FASB’s Codification. We consider the applicability and impact of all ASU’s on our financial position, results of operations, stockholders’ deficit, cash flows, or presentation thereof. Management has evaluated all recent accounting pronouncements as issued by the FASB in the form of Accounting Standards Updates (“ASU”) through the date these financial statements were available to be issued and found the following recent accounting pronouncements issued, but not yet effective accounting pronouncements, are not expected to have a material impact on the financial statements of the Company.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year.

We do not expect the adoption of this pronouncement will have a material effect on our financial statements.

Results of Operations

Comparison of the Years Ended December 31, 2024 and 2023

The following table provides certain selected financial information for the periods presented:

	Year Ended	Year Ended
	December 31,	December 31,
	2024	2023	Change	%
Revenues	$50,078	$256,385	$(206,307)	-80%
Cost of revenue	105,954	220,777	(114,823)	-52%
Gross profit (loss)	(55,876)	35,608	(91,484)	-257%

Operating costs and expenses:
Operating expense	5,844,505	5,791,209	88,904	2%

Other income (expenses)	(4,198,702)	(2,955,602)	(1,243,100)	42%

Net loss	$(10,009,083)	$(8,711,203)	$(1,423,488)	16%

Revenue

The decrease in revenue of 80%, for the year ended December 31, 2024 to $50,078 as compared to $256,385 for the year ended December 31, 2023 was driven by a decrease in customers purchasing our DISA’s. Beginning in January 2024, we suspended sales of our DISA product in order to update its functionality so it could scale to the needs of our customers. As a result, we only earned $50,078 in revenue from integration, lead generation, and setup fees. We anticipate launching our improved DISA product in the second quarter of 2025. For the year ended December 31, 2023, we had 1 paying client who subscribed to 10 DISAs at a selling price of $795 per DISA for one month and another paying client who subscribed to 10 DISAs at a selling price of $800 per DISA for one month for total revenue of $15,950 for the period. Additionally, we earned $240,435 in integration, lead generation, and setup fees, resulting in total revenue of $256,385.

Cost of Revenue

Cost of revenue decreased to $105,954 for the year ended December 31, 2024 from $ 220,777 for the year ended December 31, 2023, due to the reduction in service revenue described above.

Gross Profit (Loss)

The decrease in our gross profit of $91,484 to a gross loss of $(55,876) for the year ended December 31, 2024 from a gross profit of $35,608 for the year ended December 31, 2023 is primarily attributable to a the suspension of our services as described above increased by the costs of keeping our servers online.

Operating Expenses

	Year Ended
	December 31,	Year Ended
	2024	2023	Change	%
Operating Expenses
General and administrative expenses	$3,344,858	$1,861,811	1,483,047	80%
Salaries and wages	1,146,090	2,546,023	(1,399,933)	-55%
Research and development	1,353,557	1,383,375	(29,818)	-2%
Total Operating Expenses	$5,844,505	$5,791,209	53,296	1%

Operating expense increased by $53,296 or 1% to $ 5,844,505 during the year ended December 31, 2024 from $5,791,209 during the year ended December 31, 2023. The increase is primarily due to a increase in our general and administrative expenses, offset by a reduction in salaries and wages.

General and Administrative Expenses increased by $1,483,047or 80% to $3,344,858 during the year ended December 31, 2024 from $1,861,811 during the year ended December 31, 2023. The increase is primarily due to increases in fees paid for legal costs, accounting fees, investor relations and other costs inherent in operating a public company.Salaries and wages decreased by $1,399,933 or 55% to $1,146,090 from $2,546,023 during the years ended December 31, 2024 and 2023, respectively. During the year ended December 31, 2024, salaries and wages decreased primarily due to a reduction in staffing as we scaled back our operations.

Research and development decreased by $29,818 or 2% to $1,353,557 from $1,383,375, for the years ended December 31, 2024 and 2023, respectively, which was primarily due to a reduction in our outsourced research and development team.

Total other income (expense)

During the year ended December 31, 2024, we had other expense of $4,198,702, which consisted of other income of $16,083 and an increase in fair value of derivative liabilities of $59,787, offset by a loss on settlement of debt of $3,824,936 and interest expense of $449,636.

Liquidity and Capital Resources

The following table provides selected financial data about us as of December 31, 2024 and December 31, 2023

	December 31,	December 31,
	2024	2023	Change	%
Current assets	$128,357	$12,770	$115,587	904%
Current liabilities	$2,363,345	$7,894,129	$(5,530,784)	-70%
Working capital deficiency	$(2,234,988)	$(7,881,359)	$5,596,371)	-72%

Current assets increase by $115,587, or 904%, to $78,357 as of December 31, 2024 from $12,770 as of December 31, 2023. The increase is primarily attributable to an increase in accounts receivables and prepaid expenses.

Current liabilities decreased by $5,530,784, or 70%, to $2,363,345 as of December 31, 2024 from $7,894,129 as of December 31, 2023. The decrease was primarily attributable to the decrease in accounts payable of $113,326, conversion of $3,530,695 in convertible notes, a decrease in derivative liability of $1,817,542, and the derecognition of the current portion of operating lease liability of 106,833, offset by a increase in related party payables of $22,612 and a note payable of $15,000.

Liquidity is the ability of a company to generate funds to support asset growth, satisfy disbursement needs, maintain reserve requirements and otherwise operate on an ongoing basis. We have insufficient cash flows generated from operations, so we are currently dependent on debt financing and sale of equity to fund operations.

We had an accumulated deficit of $100,607,253 and negative working capital of $2,234,988 as of December 31, 2024. As of December 31, 2024, we had $281 of cash.

Cash Flow

	Years Ended
	December 31,
	2024	2023	Change
Cash used in operating activities	$(5,419,561)	$(2,696,328)	$(2,652,216)
Cash used in investing activities	$(2,131)	$-	$(2,131)
Cash provided by financing activities	$5,421,973	$1,998,702	$3,352,254
Cash on hand	$281	$-	$281

Cash Flow from Operating Activities

Year ended December 31, 2024 and 2023

For the years ended December 31, 2024 and 2023, we did not generate positive cash flows from operating activities. For the year ended December 31, 2024, net cash flows used in operating activities was $5,419,561 compared to $2,696,328 during the period ended December 31, 2023.

Cash flows used in operating activities for the year ended December 31, 2024 was comprised of a net loss of $10,149,083, which was reduced by non-cash expenses of $4,198,781 for depreciation, amortization of debt issuance costs, stock-based compensation, depreciation, convertible notes default penalties, and loss on settlement of debt offset by a write-off of accounts payable and change in fair value of derivative liabilities, and net change in working capital of $530,741.

For the year ended December 31, 2023 net cash flows used in operating activities was $2,696,328. During the period ended December 31, 2023, we had a net loss of $8,711,203, which was reduced by non-cash expenses of $4,299,730 for stock-based compensation, depreciation and amortization, convertible notes default penalties, and change in fair value of derivative liabilities, and net change in working capital of $1,715,145.

Cash Flows from Investing Activities

During the years ended December 31, 2024 and 2023, we purchased property and equipment in the amount of $2,131 and $0, respectively.

Cash Flows from Financing Activities

During the year ended December 31, 2024, net cash provided by financing activities of $5,421,973 included proceeds of $5,372,787 from the sale of common stock units, $82,120 in proceeds from the exercise of warrants, $605,000 from the sale of Series B Preferred stock, proceeds of $184,000 from the issuance of convertible notes and advances from related parties of $83,209 and proceeds from notes payable of $70,000 and was offset by deferred offering costs of $24,375, and repayment of related party payable of $92,784,the repayment of notes payable of $55,000 and the repayment of convertible notes payable of $802,984. During the year ended December 31, 2023, net cash provided by financing activities of $1,998,072 included proceeds from the sale of Series B Preferred stock of $1,305,000, related party advances of $7,678 and proceeds from notes payable of 800,000 offset by deferred offering costs of $58,976, payments of debt issuance costs of $50,000 and repayments to related parties of $5,000.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities.

Going Concern

Management has concluded that there is a substantial doubt about the Company’s ability to continue as a going concern. Our independent auditors concurred with our management’s assessment that raises substantial doubt as to our ability to continue as a going concern. If the Company is unable to generate sufficient profits or raise additional debt or equity capital in amounts needed to fund its operations, it could have a negative impact on the Company’s business plans and ability to conduct its operations.

Internal Control Over Financial Reporting

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will be required to make our first assessment of our internal control over financial reporting and to comply with the management certification requirements of Section 404 in our annual report on Form 10-K for the year following our first annual report that is filed with the SEC (subject to any change in applicable SEC rules).

Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting and will not be required to do so for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act. See “Summary-Implications of Being an Emerging Growth Company and Smaller Reporting Company.”

Currently, we do not yet have effective disclosure controls and procedures, or internal controls over all aspects of our financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Our management has deemed certain conditions to be material weaknesses and significant deficiencies in our internal controls. For example, we failed to employ a sufficient number of staff to maintain optimal segregation of duties and to provide optimal levels of oversight and we rely upon a third-party accounting firm to assist us with generally accepted in the GAAP compliance. Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. We will be required to expend time and resources to further improve our internal controls over financial reporting, including by expanding our staff. However, we cannot assure you that our internal control over financial reporting, as modified, will enable us to identify or avoid material weaknesses in the future.

Summary of Accounting Policies

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), which require management to make estimates, judgments and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We believe our most critical accounting policies and estimates relate to the following:

●	Share-based compensation

●	Fair Value of Derivative Financial Instruments

●	Initial Measurement of Warrant

While our estimates and assumptions are based on our knowledge of current events and on actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. For a discussion of the Company’s significant accounting policies, refer to Note 3 of Notes to Consolidated Financial Statements.

Share-Based Compensation

The Company accounts for employee and non-employee stock awards under ASC 718, Compensation – Stock Compensation, whereby equity instruments issued to employees for services are recorded based on the fair value of the instrument issued and those issued to nonemployees are recorded based on the fair value of the consideration received or the fair value of the equity instrument, whichever is more reliably measurable. Equity grants are amortized on a straight-line basis over the requisite service periods, which is generally the vesting period. If an award is granted, but vesting does not occur, any previously recognized compensation cost is reversed in the period related to the termination of service.

The Company valued common stock compensation expense to employees based on a weighted average price of shares issued to unrelated parties for proceeds. The Company previously issued common stock units in exchange for cash. A common stock unit comprised of one share of common stock and one common stock warrant. The Company estimated the fair value of common stock for common stock units based on a Level 3 fair value measurement using unobservable input and used the Black-Scholes valuation model to back solve for the fair value allocated to the common stock and the common stock warrant.

Fair Value of Financial Instruments

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks. We evaluate all of our financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For our derivative financial instruments, the Company used a Black Scholes valuation model to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within twelve (12) months of the balance sheet date.

The Black-Scholes model, which requires six basic data inputs: the exercise or strike price, time to expiration, the risk-free interest rate, the current stock price, the estimated volatility of the stock price in the future, and the dividend rate. Changes to these inputs could produce a significantly higher or lower fair value measurement. The current stock price is based on historical issuances. Expected volatility is based on the historical stock price volatility of comparable companies’ common stock, as our stock does not have sufficient historical trading activity. Risk free interest rates were obtained from U.S. Treasury rates for the applicable periods.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the warrants was estimated using a Black-Scholes pricing model.

The following are the Company’s significant accounting policies:

Principles of Consolidation

The consolidated financial statements include the accounts of Vocodia and CFM which are consolidated as they are under common management with certain stockholders of Vocodia. All intercompany balances and transactions have been eliminated in consolidation.

Vocodia acquired 100% ownership in CFM effective on August 1, 2022. Vocodia paid $10.00 in exchange for all of the outstanding capital stock of CFM.

While Mr. Sposato owned 100% of CFM, Vocodia’s founder and Chief Executive Officer has been a co-manager of CFM from 2019 to 2022, where he was responsible for sales, marketing and strategy. The transaction between CFM and Vocodia was accounted for according to ASC 810-10-20, which allows financial statements of a consolidated group to be presented as those of a single entity if they are commonly controlled or commonly managed. As such, the financial statements are presented as consolidated because both entities were commonly managed.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and judgments will also affect the reported amounts for certain expenses during the reporting period. Actual results could differ from these good faith estimates and judgments Significant estimates are contained in the accompanying financial statements for the valuation of derivatives, the valuation allowance on deferred tax assets, share-based compensation, useful lives for depreciation and amortization of long-lived assets, and the incremental borrowing rate used on right-of-use asset.

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts and money market funds with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value. At December 31, 2024 and December 31, 2023, the Company did not have any cash equivalents.

Periodically, the Company may carry cash balances at financial institutions in excess of the federally insured limit of $250,000 per institution. The amount in excess of the FDIC insurance as of December 31, 2024 and 2023 was approximately $0 and $0, respectively. The Company has not experienced losses on these accounts and management believes, based upon the quality of the financial institutions, that the credit risk with regard to these deposits is not significant.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for major betterments and additions are charged to the property and equipment accounts, while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are charged to expense. The carrying amounts of assets that are sold or retired and their related accumulated depreciation are removed from the accounts in the year of disposal, and any resulting gain or loss is reflected in income. Depreciation is calculated on straight-line basis with estimated useful lives as follows:

Furniture and fixtures	7 years
Computer equipment	5 years

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), which requires the Company to recognize revenue in an amount that reflects the consideration to which it expects to be entitled in exchange for the transfer of promised goods or services to customers. ASC 606, as amended, defines a five-step process to achieve this core principle: (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company’s revenues are derived from three sources: (1) implementation fees, (2) offering its software as a service on a recurring monthly basis, and (3) generation and verification of leads. Implementation fees are charged for setting up or calibrating its software so that the AI can be used by the customer for its particular use case, and are usually a one-time cost. The Company’s contracts with customers are structured with stated prices per service performed, which are not subject to uncertainty or probability of significant reversal; thus do not represent variable consideration. The recurring monthly fees are charged for the ongoing use of the AI to continue to call/prospect for the Company’s customers, and are charged on a monthly recurring basis. The Company award discounts to its customers on a discretionary basis. Contract liabilities, amounting to $15,950 and $203,000 for the years ended December 31, 2023 and 2022, respectively, pertain to customer deposits for future services, which are expected to be performed and earned during the years ended.

Research and Development and Software Development Costs

Research and development costs are expensed as incurred. In accordance with Financial Accounting Standards Board (“FASB”) ASC 350-40, Internal Use Software, the Company capitalizes certain internal use software development costs associated with creating and enhancing internally developed software related to its platforms. Software development activities generally consist of three stages (i) the research and planning stage, (ii) the application and development stage, and (iii) the post-implementation stage. Costs incurred in the planning and postimplementation stages of software development, or other maintenance and development expenses that do not meet the qualification for capitalization are expensed as incurred. Costs incurred in the application and infrastructure development stage, including significant enhancements and upgrades, are capitalized. These costs include personnel expenses for employees or consultants who are directly associated with and who devote time to software projects, and external direct costs of materials obtained in developing the software. These software developments and acquired technology costs will be amortized on a straight-line basis over the estimated useful life upon the “go-live” date. The Company did not capitalize any of its costs associated with the development of its software as technological feasibility was established within a short time frame from the software’s general availability.

Fair Value of Financial Instruments

The Company follows accounting guidelines on fair value measurements for financial instruments measured on a recurring basis, as well as for certain assets and liabilities that are initially recorded at their estimated fair values. Fair Value is defined as the exit price, or the amount that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The Company uses the following three-level hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs to value its financial instruments:

●	Level 1: Observable inputs such as unadjusted quoted prices in active markets for identical instruments.

●	Level 2: Quoted prices for similar instruments that are directly or indirectly observable in the marketplace.

●	Level 3: Significant unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires a significant judgment or estimation.

Financial instruments measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires the Company to make judgments and consider factors specific to the asset or liability. The use of different assumptions and/or estimation methodologies may have a material effect on estimated fair values. Accordingly, the fair value estimates disclosed, or initial amounts recorded, may not be indicative of the amount that the Company or holders of the instruments could realize in a current market exchange.

The carrying amounts of the Company’s financial instruments including cash and cash equivalents, prepaid expenses, accounts payable, accrued liabilities and convertible debt approximate fair value due to the short-term maturities of these instruments.

Set out below are the Company’s financial instruments that are required to be remeasured at fair value on a recurring basis and their fair value hierarchy as of December 31, 2024 and 2023:

December 31, 2024	Level 1	Level 2	Level 3	Carrying Value
Liabilities
Derivative Liability - Warrants	$-	$-	$-	$-
Derivative Liability – Conversion feature	-	-	105,337	-
Total Liabilities	$-	$-	$105,337	$-

December 31, 2023	Level 1	Level 2	Level 3	Carrying Value
Liabilities
Derivative Liability - Warrants	$-	$-	$1,698,135	$1,698,135
Derivative Liability – Conversion feature	-	-	224,744	224,744
Total Liabilities	$-	$-	$1,922,879	$1,922,879

Long-Lived Assets

The Company reviews its long-lived assets for possible impairment at least annually, and more frequently if circumstances warrant. Impairment is determined to exist when estimated amounts recoverable through future cash flows from operations on an undiscounted basis, are less than long-lived assets carrying value. If a long-lived asset is determined to be impaired, it is written down to its estimated fair value to the extent that the carrying amount exceeds the fair value of the long-lived asset. The Company did not recognize any impairment losses on long-lived assets during the years ended December 31, 2024 and 2023.

Deferred Offering Costs

Pursuant to ASC 340-10-S99-1, costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. Deferred offering costs consist of underwriting, legal, accounting, and other expenses incurred through the balance sheet date that are directly related to the proposed public offering. Should the proposed public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be expensed.

As at December 31, 2024 and 2023, deferred offering costs consisted of the following:

	2024	2023
General and administrative expenses	$-	$153,976
Share-based equity compensation	-	3,931,750
	$-	$4,085,726

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2024 and 2023 were $ 492,756 and $78,097, respectively.

Share-Based Compensation

The Company accounts for employee and non-employee stock awards under ASC 718, Compensation - Stock Compensation, whereby equity instruments issued to employees for services are recorded based on the fair value of the instrument issued and those issued to nonemployees are recorded based on the fair value of the consideration received or the fair value of the equity instrument, whichever is more reliably measurable. Equity grants are amortized on a straight-line basis over the requisite service periods, which is generally the vesting period. If an award is granted, but vesting does not occur, any previously recognized compensation cost is reversed in the period related to the termination of service. Further information regarding share-based compensation can be found in Notes 7 and 8.

Income Taxes

The Company accounts for income tax under the provisions of ASC 740, Income Taxes. The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. At December 31, 2024 and 2023, the Company had no liabilities for uncertain tax positions. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company’s tax years subject to examination by tax authorities generally remain open for three (3) years from the date of filing.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

Leases

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities - current, and operating lease liabilities - noncurrent on the balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our balance sheets. The Company did not utilize any financing that required recognition of finance leases during the years ended December 31, 2024 and 2023.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Leases with a lease term of 12 months or less at inception are not recorded on our balance sheet and are expensed on a straight-line basis over the lease term in our statement of operations. We have elected not to separate lease and non-lease components for any class of underlying asset.

The Company determines the present value of minimum future lease payments for operating leases by estimating a rate of interest that it would have to pay to borrow on a collateralized basis over a similar term, an amount equal to the lease payments and a similar economic environment (the “incremental borrowing rate” or “IBR”).

The Company determines the appropriate IBR by identifying a reference rate and making adjustments that take into consideration financing options and certain lease-specific circumstances. For the reference rate, the Company used the seven-year mortgage interest rate.

Convertible Notes

The Company bifurcates conversion options from their host instruments and accounts for them as free standing derivative financial instruments if certain criteria are met. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks. We evaluate all of our financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For our derivative financial instruments, the Company used a Black Scholes valuation model to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within twelve (12) months of the balance sheet date.

Warrants

The Company account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the warrants was estimated using a Black-Scholes pricing model.

Net Income (Loss) Per Share of Common Stock

Net loss per share of common stock requires presentation of basic earnings per share on the face of the statements of operations for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic earnings per share computation. In the accompanying financial statements, basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock and potentially dilutive outstanding shares of common stock during the period to reflect the potential dilution that could occur from common shares issuable through contingent share arrangements, warrants unless the result would be antidilutive.

The dilutive effect of restricted stock units subject to vesting and other share-based payment awards is calculated using the “treasury stock method,” which assumes that the “proceeds” from the exercise of these instruments are used to purchase common shares at the average market price for the period. The dilutive effect of convertible securities is calculated using the “if-converted method.” Under the if-converted method, securities are assumed to be converted at the beginning of the period, and the resulting shares of common stock are included in the denominator of the diluted calculation for the entire period being presented.

For the years ended December 31, 2024 and 2023, the following common stock equivalents were excluded from the computation of diluted net loss per share as the result of the computation was anti-dilutive.

	December 31	December 31
	2024	2023
	Shares	Shares
Warrants	1,622,053	461,500
Convertible notes payable	22,644,788	1,507,531
Total common stock equivalents	24,266,841	1,969,031

Segments

The Company operates as a single operating segment, being a provider of conversational artificial intelligence technology. The Company’s chief operating decision maker, its Chief Executive Officer, reviews financial information on an aggregate basis for the purposes of allocating resources and evaluating financial performance. The Company’s primary operations are in the United States and it has derived substantially all of its revenue from sales to customers in this jurisdiction.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”). The guidance replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credits, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor in accordance with Topic 842 on leases. ASC 326 requires enhanced disclosures related to the significant estimates and judgments used in estimating credit losses as well as the credit quality and underwriting standards of a company’s portfolio. In addition, ASC 326 made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities the Company does not intend to sell or believes that it is more likely than not they will be required to sell. The ASU can be adopted no later than January 1, 2020 for SEC filers and January 1, 2023 for private companies and smaller reporting companies. The Company has not yet adopted this ASU as it qualifies as a smaller reporting company. The adoption of this ASU did not have a material impact on its consolidated financial statements.

Commitments and Contingencies

Commercial Matters

From time to time, the Company may become subject to threatened and/or asserted claims arising in the ordinary course of business. Management is not aware of any matters, either individually or in the aggregate, that are reasonably likely to have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

Issuance of Convertible Notes

During the years ended December 31, 2023 and 2022, the Company issued $3,368,236 in original issue discount senior secured convertible notes (together, the “Convertible Notes”). The Convertible Notes bear interest at an annualized rate of 15%, with no interest for the first nine months. The Convertible Notes mature nine (9) months after the original issue date of the Convertible Notes, whereupon all outstanding principal and accrued interest is due to the holders of the Convertible Notes.

The Convertible Notes include a conversion feature, whereupon a successful Initial Public Offering (“IPO”) (the “Liquidity Event”), the Convertible Notes may be payable to the holders by the Company delivering to the holders shares of common stock equal to the payment amount due at the date of the Liquidity Event divided by the conversion price. As defined in the agreement, the conversion price is the product of the offering price per share of common stock paid in a Liquidity Event and a 35% discount.

In connection with the issuance of the Convertible Notes, the Company issued common stock purchase warrants to the holders of the Convertible Notes (the “Warrants”). The Warrants give the holders the right, but not the obligation, to purchase shares of the Company obtained by dividing 50% of the original principal amount of the Convertible Notes by the offering price per share of common stock paid in a Liquidity Event. The exercise price of the Warrants is equal to the product of the conversion price of the Convertible Notes and 120%. The Warrants expire five (5) years from the consummation of the first Liquidity Event.

The conversion feature and Warrants have been accounted for as a derivative liability, in accordance with ASC 815 (see Note 7).

During January 2024, the Company modified outstanding 2022 Original Issue Discount Convertible Notes with original principal and accrued interest, by agreeing to certain penalties, to extend the maturity dates until February 28, 2024. The Company determined the modifications to be debt extinguishment. As a result of the debt extinguishment, the Company recognized a loss on settlement of debt of $1,387,314.

During February 2024, the Company modified certain 2023 Original Issue Discount Convertible Notes with original principal and accrued interest, to extend the maturity dates until February 28, 2024. The Company determined these to be a modification.

In February 2024, on completion of the IPO, all outstanding 2023 and 2022 Original Issue Discount Convertible Notes with original principal and accrued interest have been settled. In connection with settlements, the Company paid $894,072 and issued 1,801,880 shares of common stock, value at $7,657,990, to holders of such notes, as a result the Company recognized a loss on settlement of debt of $2,662,842. In addition, the Company issued 495,076 warrants, which immediately upon issuance at IPO were modified to Series C warrants and were classified as equity. The Company recognized a gain on settlement of derivative liability of $225,220, recognized as a settlement of debt.

Prior to the modifications and settlements in January and February 2024, the Company recognized a gain on change in fair value of derivative liability for the convertible debt of $145,895 and a loss on change of derivative liability for the warrants of $30,599.

On September 18, 2024, the Company entered into a Convertible Note with a principal amount of $105,300 including $15,300 debt discount at a 22% interest rate per annum. Additionally, the Company incurred legal fee reimbursement and due diligence fee amounting to $2,500 and $3,500 recognized as financing cost, respectively.

On November 13,2024, the Company entered into a Convertible Note with principal amount of $57,500 including $7,500 debt discount at a 15% interest per annum and issuance 28,750 warrants,

On December 20, 2024, the Company entered into a Convertible Note with a principal amount of $60,000 including $10,000 debt discount at a 20% interest rate compounded monthly.

Convertible notes payable, net consisted of the following:

	Maturities	Stated	Effective
	(calendar	Interest	Interest	December 31,	December 31,
	year)	Rate	Rate	2024	2023
August 2022 issuances	2023	20%	195%	$-	$614,118
September 2022 issuances	2023	20%	201%	-	1,598,824
November 2022 issuances	2023	20%	212%	-	423,529
December 2022 issuances	2023	20%	155%	-	276,000
April 2023 issuances	2024	15%	215%	-	588,235
May 2023 issuances	2024	15%	172%	-	58,824
June 2023 issuances	2024	15%	170%	-	294,118
September 2024 issuances	2025	22%	21%	105,300	-
November 2024 issuances	2025	15%	453%	57,500	-
December 2024 issuance	2025	20%	792%	60,000	-
Total face value				222,800	3,853,648
Unamortized debt discount and issuance costs				(64,929)	(165,082)
Total convertible notes				157,871	3,688,566
Current portion of convertible notes				(157,871)	(3,688,566)
Long-term convertible notes				$-	$-

During the years ended December 31, 2024 and 2023, the Company recorded interest expense of $449,307 and $2,761,631, respectively, which included amortization of debt discount of $188,952 and $1,941,999, respectively, default penalty of $146,054 and $485,412, respectively. As of December 31, 2024 and 2023, accrued interest was $11,283 and $339,221, respectively.

The Series B Preferred Stock

Effective September 27, 2023, the Company has amended the certificate of designation to authorize 3,000 preferred shares, par value $0.0001, as Series B Preferred Stock. Series B Preferred Stock has no voting rights but shall be mandatorily converted into common stock with voting rights upon the completion of our initial public offering or our change of control. The Series B Preferred Stockholders are not entitled to any dividends.

During the year ended December 31, 2023, the Company issued 1,305 shares of Series B Preferred Stock for $1,305,000.

During the year ended December 31, 2024, the Company issued an aggregate of 605 shares of our Series B Preferred Stock to several individuals for $605,000 and 1,910 shares of Series B Preferred Stock were converted into 691,404 shares of common stock upon the closing of the IPO.

As of December 31, 2024 and 2023, 0 and 1,305 shares of Series B Preferred Stock were issued and outstanding, respectively.

Date of Management’s Review

Management has evaluated events and transactions occurring subsequent to the date of the consolidated financial statements for matters requiring recognition or disclosure in the consolidated financial statements. The accompanying consolidated financial statements consider events through the dates the consolidated financial statements were available to be issued.

BUSINESS

Company Overview

Vocodia Holdings Corp (“VHC”) was incorporated in the State of Wyoming on April 27, 2021 and is a conversational AI technology provider. Our technology is designed to drive better sales and services for its customers. Clients turn to us for their product and service needs.

Business Summary

We are an AI software company that build practical AI functions and makes them easily obtainable for businesses on cloud-based platform solutions at low costs and scalable to multiagent vast enterprise solutions.

Our operations include one wholly owned subsidiary: CFM, which was incorporated in the State of Florida on November 26, 2019 and is an IT services provider. CFM was formerly owned by James Sposato, who is an officer and director of the Company. CFM was wholly acquired by the Company from Mr. Sposato per the Contribution Agreement dated August 1, 2022. In the Contribution Agreement, Mr. Sposato, as Contributor, has contributed, assigned, transferred and delivered to us, the outstanding capital stock of CFM and we have accepted the contributed shares from the Contributor. As full consideration for the Contribution, we have paid the Contributor consideration in the amount of $10.

We aim to offer corporate clients scalable enterprise AI sales and customer service solutions intended to rapidly increase sales and service, while lowering employment costs.

We seek to enhance rapport and relationship building for customers, which is as necessary component to sales. We believe that there is a positive correlation between AI which sounds similar to a human voice over the phone and better customer rapport and customer service benefits. With our advanced AI, we believe that it will be difficult for customers to distinguish between speaking to a human sales representative and to an AI bot. We believe we can increase customer satisfaction and maximize potential service efficiency for its clients. Our goal is to provide quick training and deployment, potentially unlimited scalability, easy integration with existing corporate platforms and other benefits to our customers from AI’s efficiency.

We strive to help our customers manage budgets and perform better than the high costs of existing sales and service personnel.

Our Mission

We are a conversational AI software developer and provider. Our mission is to maximize value in communications between organizations and their consumer bases from “hello” to “goodbye” - the goal is to be the conversational leader in corporate and organizational, agenda driven communications, to drive convenience, scale, and empowerment, while reducing operational costs and risk.

We offer corporate clients scalable enterprise-level AI sales and customer service solutions which allow for AI sales representatives to reduce human labor costs and responsibilities while increasing the reach and efficacy of human-led, purposeful, agenda driven and conversational communications. We deliver our patent pending conversational AI software in the form of Digital Intelligent Sales Agents, which we refer to as DISAs. The DISAs are designed to perform business tasks that require humans to converse with one another effectively. This is due to Vocodia’s belief that the DISAs are built with AI software programmed to sound and feel human, with the goal of providing the best representation for each of our customers’ businesses.

Our DISAs have been programmed to provide the marketplace with an alternative to human sales representatives in the function of (1) sales; (2) customer service; (3) supportive agency; (4) intermediary communications; and (5) alerts with automated transfers and queuing. The DISAs are tailored to serve the specific requirements of each of our customers and are delivered via our proprietary platform.

We view our DISAs as the total solution for those in need of sales and customer service automation, which provides the marketplace alternative to a role that has primarily been serviced by humans in the sales and customer service departments, in part or in whole, to increase our clients’ revenues and lower costs, providing them with the ability to produce campaigns fast and scale them up or down as necessary.

Our software is intended to provide a solution for operational costs and efficiency deficits by improving business automation and reducing the inefficiencies caused by human limitations. Our motto is to “Go Beyond Human”, with AI replacement of human salespeople and customer service representatives. We aim to lower costs associated with sales campaigns that rely on humans and provide scalability of agent quantity, style, mission, and other personalization at varying levels for each organization’s needs.

Market Opportunity

The AI Market

AI Reduces Labor Spending

Growth for most businesses means increasing sales and services. However, growth is often limited by available resources, such as customers and employees. Planning, recruiting, training and retaining employees to focus on growth (sales), and retaining such employees (attrition), is typically expensive and costs can be prohibitive. Further, labor costs can be a considerable percentage of overall costs for running the business as they include, without limitation, employee wages, benefits, payroll or other related taxes. There may be no relief for businesses faced with the necessary employment costs of sales agents and customer service personnel.

Key Highlights

●	Voice Quality: we provide AI with high-level voice quality and seeks to deliver superior service in the marketplace.

●	Quality Sales: we use the following sales and marketing strategy: Prospects – Qualifies – Closes – Processes Orders – Upsells. In this registration statement, we discuss how we generate more leads and more transfers to clients so they can sell or upsell their new leads and transfers on their products. Our customers can become more efficient by hiring DISA “fronters”, rather than traditional “fronters”. These traditional human “fronters” have served as the driving force in call centers making 150 or so calls daily to qualify potential clients. Once qualified, they then transfer the call to another department of the call center which handles the final transactional element of the sales call. The fronter position is the high turnover, low pay, very hard to hire, part for call centers that are the costliest and least productive. We automate this part of the process using AI to make these calls and AI only has to be trained once. AI never takes vacation, can call 24/7, could cost less than human fronters. Thereby, corporate clients receive the same level of sales expected from their top 85% of employees. We deliver effective, dependable, scalable to the hour, low variance sales and customer service solutions.

●	Affordability: AI sales agents (also known as AI bots) cost less than one-third of human sales agents without human issues that tend to affect the processes, human resources and bottom line.

●	Scalability: Our software is cloud-based and Application Programming Interface (“API”)-friendly, which is interoperable with third-party platforms. We offer companies scalable enterprise-level AI sales and customer service solutions which reduce human labor costs and responsibilities while increasing the reach and efficacy of human led, purposeful, agenda driven and conversational communications.

●	Compliance: DISAs parameters are set by our clients’ needs and uploaded data. These inputs can include, but are not limited to, recordings, scripts and rebuttals supplied by a respective client. We use our clients’ data and trains their respective DISAs to converse with prospective customers, qualify them, and then transfer the call to a “closer” to sell to the customer. The AI/DISA can only say what they are trained and programmed to say. We believe this will lead to higher level of compliance, due to impromptu human error not being a factor for our DISAs.

●	Speedy Training: The AI can be trained in 3 days with: recordings of existing sales calls; and sales script for baseline and target goals. AI bots also continue to learn on the job from call interactions, thus machine learning progressively improves over time.

Our Competitive Advantages

We have created software that is intended to replicate the functions of human sales representatives, such as calling prospects by telephone, announcing the purpose of a call and reason for the call, and identifying interest in a conversational manner. The AI/platform can be programmed for each client to provide scalable solutions which can reduce sales inefficiencies and improve customer service results. We commoditize and standardize our AI solution to improve traditional sales and customer service support operations in order to meet our clients’ sales and service goals.

Our proprietary software allows us to adjust our approach to the market, to either offer sales or customer service as a call center at competitive rates. On an hour-to-hour basis we can replace human sales and customer service agents in a cost-effective manner.

Market rates for sales and customer service agents can range from $5.00 dollars per hour to $55 dollars per hour. Our platform allows us to control the cost to market rates of sales and customer service agents because machine accuracy and programming allow for significant reduction of costs across standard corporate departments such as human resources, legal, management, customer relations management software, compliance, commissions, real estate, equipment, supporting software, telecommunications and more.

We offer our platform to individual sales agents, customer service agents and small businesses, providing enterprise-level agent services for market tiers of all sizes and scope. Our software allows small, single-owner businesses the equivalent sales and service platform used by enterprise-level clients. We believe that the platform can equalize the opportunities available for smaller businesses and larger organizations.

DISAs

Additional Opportunities

We plan on pursuing opportunities beyond our present goals of delivering sales and customer service software agents. We believe there may be other uses of our conversational AI software and platform, such as in the areas of education, including the areas of philosophy, and religion. In the long run, we envision a world in which businesses and consumers have conversational AIs, such as our DISAs, performing the tasks of humans-all the while-maximizing efficiencies in many fields and improving timing, quality, budget, and convenience, using automated tools. In short, Vocodia aims to make the world a better place by using our proprietary AI to improve current processes.

Our Strategy

Technology

We believe that we have built, and will continue to build, AI conversational systems that sound virtually the same as humans. Proprietary software and systems have been developed in-house from scratch with streamlined integration and a growing number of CRMs and platforms all over the world. Our software use Artificial Intelligence, Augmented Intelligence, Natural Language Processing and Machine Learning to provide a robust, continuously learning engine which can perform multiagent functions simultaneously. Our software is cloud-based, permitting easy API integration with most systems and platforms commonly used by businesses today.

Products

We have developed and released its first software product and platform, which we refer to as “DISA” which is a humanized conversational AI technology DISA sales agent that can complete each stage of the conversational aspect of the sales process, business-to-business (“B2B”) and business-to-consumer (“B2C”).

Our prospects for direct software sales are any enterprise clients who are in the phone and call center markets. The initial sales targets were call centers who needed to replace poor performing staff in the pre-Covid-19 era. Now, our sales targets have shifted to filling empty seats in the call centers. Our technology consists of a virtual agent, the DISA. In the current marketplace, we consider any corporate client with a 50-seat call center at a telephony location a potential sales client. These potential clients span many industry verticals, including but not limited to, health, solar, employee retention credit, insurance, recruiting and real estate, automotive, cruise lines and hospitality and lodging.

Our AI sales agents not only sell and serve prospects and customers, but also gather and report robust intelligence from customers and the marketplace. Vocodia’s DISAs are programmed to instantly answer customer service calls and to upsell and provide personalized customer care.

Development Strategy

We plan three phases of development to become the largest and most profitable AI service provider, globally, in the next five years:

●	Integrate AI sales agents and customer service offerings directly into existing enterprises and then via CRM applications;

●	Increase sales of AI-assisted workflow to more enterprises in a variety of functions and industries (e.g., food ordering, administration, accounting, bookkeeping and human resources). Grow revenue streams, including based upon market pricing where our DISAs can perform at advantageous margins such as notable efficiencies or less operational costs to achieve the same function to the satisfaction of the end customer (acquisitions may become a significant part of our growth strategy, but at this time we have not identified any specific candidates that meet our objectives); and

●	Integrate personal AI assistants to individuals for overall life assistance, integrated with existing sales and other AI bots, to serve members of the community.

Acquisition Strategy

Our strategy includes seeking to selectively pursue acquisitions, including companies with revenue streams where our DISAs can perform at advantageous margins such as noticeable efficiency or less operational costs to achieve the same function. We will concentrate on several important priorities in evaluating potential acquisition candidates, including the key considerations and objectives we hope to achieve, which are listed below:

●	acquiring beneficial technology or use;

●	accelerating market share;

●	increasing revenue;

●	enhancing efficiencies in product and service delivery;

●	identifying and addressing possible threats to our organization;

●	acquiring access to targeted and specified client base;

●	reducing client acquisition costs by reducing our demands on resources and time (opportunity costs);

●	acquiring client bases from companies who have service relationships with consumers and acquisitions of companies with or without offerings of similar services;

●	reducing our client acquisition costs, preserving going rates of such services, and extending our wrapped services to such client base; and

●	maintaining our dynamic pricing thereby potentially creating greater value opportunities and allows us to minimize market price arbitrage to maximize profit potential.

Management and Operating Strategy

Our management is market-receptive: as a new technology company, we seek to continuously identify new markets as well as industries where Vocodia’s services would be beneficial to potential customers. We believe that our technologies offer businesses and consumers significant advantages, but our technology is not yet generally recognized. We remain open to discovering new opportunities to offer our technology solutions.

We believe that the Company has an attractive operating model due to the scalability of our AI platform, the recurring nature of our revenue (Software-as-a Service (“SaaS”)) and the potentially high operating margins in our business.

Vocodia relies on conversions to generate increased free cash flow. Conversions happen for us when our clients use our services to sell their products/services to their customers. Our operational structure and AI focus allow us to convert enterprise clients in their call center environments (allowing Vocodia to rapidly convert clients in a cost-effective manner).

Given the fixed-cost nature of our technology, DISAs allow us to scale our solutions quickly with low marginal costs. These DISAs can pitch and close, as well as manage full customer service operations, in high data interactive demand-based industries, all while providing a full human conversation experience to human customers. We anticipate offering our customers a contract term of 12 months, with a monthly fee of $1,495 per DISA per month. Additionally, we offer custom setup for a fee to begin building a DISA for a client (i.e., one-time setup fee for each client campaign). We believe that our recurring revenue, combined with our robust sales pipeline and enterprise customer base, will continue to contribute to our long-term growth and strong operating margins, giving us flexibility to allocate capital for our continued success.

Growth Strategy

We believe that the Company is well positioned for continued growth across the various markets in the call center space. Our strategy for achieving growth includes the following:

Build upon our extensive client relationships

We have a diversified pipeline. Current clients include health insurance providers, health insurance recruiting new agents, employee retention credits, solar, real estate recruitment and real estate new clients. Through the development of our proprietary switch and technical team, we have the ability to scale our DISAs over time. We also intend to scale our client base by strategically adding new sales development personnel and customer service and support team members. We believe that we are in the early stages of penetrating this expanding market with our DISA technology platform.  Key elements of this strategy include:

●	widely commercializing this new humanized conversational AI platform in the marketplace;

●	increasing the enterprise client usage by increasing the number of DISAs per client;

●	adding multi-channel capabilities to our platform in the form of text message, voicemail, social media (such as LinkedIn), etc. to increase connection rates; and

●	acquiring new strategic partners who bring enhanced complimentary technology and revenue to help us increase market share.

We have also recently completed the approved build-out of a sales DISA for Vertical Merchant Solutions (“VMS”), a large merchant services credit card processing provider. VMS is a pre-release client under agency capacity and is preparing to expand its operations with our technology in 2025. VMS has indicated interest in exclusive software licensing for the merchant services industry.

Continue to innovate

We believe a significant opportunity exists to enhance our technology platform and analytics using our vast database. We intend to expand our technology services offerings to capitalize on the evolving call center and customer service environment. Our investments in human capital, technology and services capabilities position us to continue to pursue rapid innovation. Examples of our recent innovations include upgrading our own proprietary switch. Our platform depends on phone switch capability (generally voice over internet protocol switches) to generate the actual connection from AI to the customer on the outside. Thus, we are dependent on outside telecom switches and infrastructure to manage the speed of our connection pace. This dynamic creates operational risk, due to the reliance of each switch provider’s technology and infrastructure limits. The bulk of our challenges come from switch uncertainty. Therefore, our goal is to improve our own company-controlled switch, which is critical to our economic health, growth and can facilitate easier delivery of services provided in each software sale. We believe this development would provide us with switch independence, allowing us to obtain more control, efficiency and certainty of delivery while lowering internal costs and managing traffic to external, non-company managed switches. The benefits of building our own switch allows us to scale faster in: the quantity of software licenses; variety of industries and verticals served; and the independent scale of service utilized by each individual software licensee (end user); and quantity of connections made by the hour.

Expand portfolio through strategic acquisitions

We have developed an internal capability to source, evaluate and integrate acquisitions that have created value for our stockholders. We plan to target strategic acquisitions subsequent to the closing of this initial public offering, but we have not currently entered into any agreements for the acquisition of significant assets, businesses or companies. While there is no guarantee that any acquisition will be completed, successful acquisitions may bring a collection of complimentary technology and existing revenue to us.  We also plan to continue to pursue strategic acquisitions to grow our platform and enhance our ability to provide more services to our clients. We also expect to seek favorable commercial opportunities, primarily in the areas of technological platforms, data suppliers and consulting services providers.

Our Organizational Structure

As of the date of this prospectus, we employ 2 personnel. Our organizational structure currently consists of two executive officers (the Chief Executive Officer and Chief Technology Officer). The current structure of the Company is illustrated below.

Reverse Stock Split

A 1-for-20 Reverse Stock Split of our common stock became effective on January 27, 2023. Pursuant to the Reverse Stock Split, every twenty (20) shares of common stock issued and outstanding upon the effectiveness of the Reverse Stock Split was combined and converted into one (1) share of common stock. No fractional shares were issued in connection with the Reverse Stock Split but was rounded up to the nearest whole number. The Reverse Stock Split had no effect on the authorized amount or par value of the common stock, preferred stock, or the currently issued and outstanding series of preferred stock and presently issued and outstanding preferred stock.

Competition

We operate in a competitive market with many competitors. The artificial intelligence and customer service market opportunity is large, and many companies compete in these sectors.

We are in the humanized conversational AI market. We are specifically in the call center market, changing the way call centers do business. We help fill the empty seats in call centers.

We are unique in the AI sector in that it has client service systems which allow for quicker delivery than competitors of partial or full replacement humans in conversation-dependent job functions. We use our proprietary augmented and AI software to match, duplicate or reimagine specific conversation-dependent job functions. We create a unique system of individual agents for each customer. We also have a proprietary deployment platform which allows for agenda-driven conversations to be connected from ‘computer’ to humans over telephonic networks. Further, each conversation is recorded and timestamped, creating a deliverable recording and transcript of each exchange between computer and human client. Our greatest differentiator is the ability to scale up or down the quantity of human equivalent agents to meet client demands. Our platform permits speedy delivery, cost effective alternatives to traditional sales, marketing and market intelligence. We use agenda-driven, consumer-targeted engagement campaigns. We believe that our software and platform provides significant benefits to call centers, both commercial exchange services and independent internal call centers, regardless of their size.

We currently offer conversational software which initiates and manages communications. We provide DISAs, our patent pending AI technology, a proprietary database, proprietary switch, dialer and STT/TTS (speech to text/text to speech). While we rely on a third-party to provide STT/TTS capability, we use it as a crucial element of our service and it has become a part of our proprietary package. To our knowledge, no other competitor provides this solution. We currently have one outstanding patent application with the U.S. Patent and Trademark Office on our technology and processes.

There are many potential competitors and new entrants may choose to enter the market at any time. Our goal is to get to market first with our total end-to-end solution and to gain a leading position in its sector.

Our conversational AI software is a ready-to-market software-as-a-service model, requiring nothing more than permission, leads and script to deliver a full human-level automated sales agent, conducting all actions necessary to close sales with consumers, stands completely apart from all competition, as the service and function are turn-key and immediate.

Many of the competitors shown in graph 2 are from companies in the conversational AI space which are focused more on environment-level service providers, such as Microsoft Azure. Further, companies such as Five9 and 8x8 are agent service providers in terms of assisting human dependent services by providing VOIP and wrapped communications tools to clients serving customers.

Additional indications that many companies placed in the competitor class are not actually so as company focus is the greatest differentiator, leaning market share potential in our favor. Many companies in our field of competition are more suited to be 1) resellers, direct and white label of our DISAs; 2) our acquisition candidates, or; 3) strategic partners in market consumption. Many of the companies listed in this competitive analysis have been or are in discussion with us to cooperate in at least one of the capacities listed, but as of the date of this prospectus there are no plans to cooperate in any capacity with any of our competitors.

Intellectual Property

We regard some aspects of our internal operations, software, and documentation as proprietary. We rely primarily on a combination of contract and trade secret laws to protect our proprietary information. We believe, because of the rapid pace of technological change in the computer software industry, trade secret and copyright protections are less significant than factors such as the knowledge, ability, and experience of our employees, frequent software product enhancements, and the timeliness and quality of our support services. The source code for our proprietary software is protected as a trade secret. We enter into confidentiality or license agreements with our employees, consultants, and clients, and control access to and distribution of our software, documentation, and other proprietary information. We cannot guarantee that these protections will be adequate or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology.

We do not believe our software products or other proprietary rights infringe on the property rights of third parties. However, we cannot guarantee that third parties will not assert infringement claims against us with respect to current or future software products or that any such assertion may not require us to enter into royalty arrangements or result in costly litigation.

Our systems for transitioning telephony-based conversational sales and servicing interactions to and from an artificial intelligence engine, with decision processing, recording, and distribution completing a listen and response cycle in under 10 milliseconds.

Our system permits dynamic conversational exchange from a human (outside) through telephony (any, outside) to and from the system which controls the machine side of a conversation. Beginning with system telephony, operated by proprietary code (webhooks and API) for exchange of transmission between system telephony (middleware) and outside telephony network (existing outside infrastructure). The process inside the Vocodia system permitting artificial intelligence conversation is processed by an artificial intelligence engine (DISA) serving the function of multiple processes transacting in milliseconds to produce the machine-side conversation function .These processes include initiating made or received calls and other text type communications, connecting calls and other text type communications, listening to calls, listening, receiving voice transmission and text, driven by an AI engine (proprietary code), telephony switch driven by proprietary code, receiving voice transmission from outside consumer (human) (proprietary code), determination of intent (proprietary code), accessing intent libraries for most appropriate response (NLP. Proprietary code), processing response via neural voice or recording (proprietary code), and delivery of speech via system (proprietary code) to middleware and voice emission over telephony (proprietary code). Further, we utilize sent to speech so text engine (non-proprietary) and CDR updater for continuation of conversation and reporting of all statements on voice transmission or text in text based transmission.

Assignment of Certain Intellectual Property to the Company

On August 1, 2022, Mr. Podolak and Mr. Sposato, each an officer and director of the Company, assigned to the Company (the “Parties”) significant intellectual property pursuant to a Bill of Sale and Assignment entered into by the Parties (“Bill of Sale and Assignment”). The consideration for the assignment was 300,000 shares of the Company’s common stock issued on January 5, 2023. Mr. Podolak and Mr. Sposato each received 150,000 shares, respectively. The intellectual property consists of various systems, software and other core technology used in our business and operations.

Government Regulation

We are subject to a variety of domestic and foreign laws and regulations in the United States and abroad involving matters that are important to (or may otherwise impact) our various websites, such as broadband internet access, online commerce, privacy and data security, advertising, intermediary liability, consumer protection, taxation, worker classification and securities compliance. These domestic and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are continually evolving and can be subject to significant change. As a result, the application, interpretation and enforcement of these laws and regulations (and any amended, proposed or new laws and regulations) are often uncertain, particularly in the Internet industry, and may vary from jurisdiction to jurisdiction and over time, which could result in conflicts with the current policies and practices of our websites.

Because we conduct substantially all of our business on the Internet, we are particularly sensitive to laws and regulations that could adversely impact the popularity or growth in use of the Internet and/or online products and services generally, restrict or otherwise unfavorably impact whether or how we may provide our products and services, regulate the practices of third parties upon which we rely to provide our products and services and/or undermine an open and neutrally administered Internet access. For example, in December 2017, the U.S. Federal Communications Commission adopted the Restoring Internet Freedom Order. This order, which was released in January 2018 and took effect in June 2018, reversed net neutrality protections in the United States that had been in place since 2015, including the repeal of specific rules against blocking, throttling or “paid prioritization” of content or services by Internet service providers. Also, Section 230 of the Communications Decency Act of 1996 (“Section 230”), which generally provides immunity for website publishers from liability for third party content appearing on their platforms and the good faith removal of third party content from their platforms that they may deem obscene or offensive (even if constitutionally protected speech), since its adoption has been (and continues to be) subject to a number of challenges. The immunities conferred by Section 230 could also be narrowed or eliminated through amendment, regulatory action or judicial interpretation. In 2018, the U.S. Congress amended Section 230 to remove certain immunities and most recently, in 2020, various members of the U.S. Congress introduced bills to further limit Section 230, and a petition was filed by a Department of Commerce entity with the Federal Communications Commission to commence a rulemaking to further limit Section 230. Any future adverse changes to Section 230 could result in additional compliance costs for us and/or exposure for additional liabilities.

Because we receive, store and use a substantial amount of information received from or generated by our users and subscribers, we are also impacted by laws and regulations governing privacy, the storage, sharing, use, processing, disclosure and protection of personal data and data security, primarily in the case of our operations in the United States and the European Union and the handling of personal data of users located in the United States and the European Union. Recent examples of comprehensive regulatory initiatives in the area of privacy and data security include a comprehensive European Union privacy and data protection reform, the GDPR, which became effective in May 2018. The GDPR, which applies to certain companies that are organized in the European Union or otherwise provide services to (or monitor) consumers who reside in the European Union, imposes significant penalties (monetary and otherwise) for non-compliance, as well as provides a private right of action for individual claimants. The GDPR will continue to be interpreted by European Union data protection regulators, which may require us to make changes to our business practices and could generate additional risks and liabilities. The European Union is also considering an update to its Privacy and Electronic Communications Directive to impose stricter rules regarding the use of cookies.

In addition, in October 2015, the European Court of Justice (“ECJ”) invalidated the U.S.-EU Safe Harbor framework that had been in place since 2000 for the transfer of personal data from the European Economic Area (the “EEA”) to the United States, and on July 16, 2020, the ECJ invalidated the EU-U.S. Privacy Shield as an adequate safeguard when transferring personal data from the EEA to the U.S. These regulations continue to evolve and may ultimately require us to devote resources towards compliance and/or make changes to our business practices to ensure compliance, all of which could be costly. Also, the exit from the European Union by the United Kingdom could result in the application of new and conflicting data privacy and protection laws and standards to our operations in the United Kingdom and our handling of personal data of users located in the United Kingdom. At the same time, many jurisdictions abroad in which we do business have already or are currently considering adopting privacy and data protection laws and regulations.

Moreover, while multiple legislative proposals concerning privacy and the protection of user information are being considered by the U.S. Congress and various U.S. state legislatures, certain U.S. state legislatures have already enacted privacy legislation, one of the strictest and most comprehensive of which is the California Consumer Privacy Act of 2018, which became effective on January 1, 2020 (the “CCPA”). The CCPA provides new data privacy rights for California consumers, and restricts the ability of certain of our websites to use personal California user and subscriber information in connection with their various products, services and operations. The CCPA also provides consumers with a private right of action for security breaches, as well as provides for statutory damages. In addition, on November 3, 2020, California voters approved Proposition 24, which amends certain provisions of the CCPA and becomes effects January 1, 2023, will further restrict the ability of certain of our websites to use personal California user and subscriber information in connection with their various products, services and operations and/or impose additional operational requirements on such websites. Lastly, the U.S. Federal Trade Commission has also increased its focus on privacy and data security practices, as evidenced by the first-of-its-kind, $5 billion dollar fine against a social media platform for privacy violations in 2019. As a result, we could be subject to various private and governmental claims and actions in this area.

As a provider of certain subscription-based products and services, we are also impacted by laws or regulations affecting whether and how our websites may periodically charge users for membership or subscription renewals. For example, the European Union Payment Services Directive, which became effective in 2018, could impact the ability of certain of our websites to process auto-renewal payments for, as well as offer promotional or differentiated pricing to, users who reside in the European Union. Similar laws exist in the U.S., including the federal Restore Online Shoppers Confidence Act and various U.S. state laws, and legislative and regulatory enactments or amendments are under consideration in a number of U.S. states.

We are also sensitive to the adoption of new tax laws. The European Commission and several European countries have recently adopted (or intend to adopt) proposals that would change various aspects of the current tax framework under which certain of our European websites are taxed, including proposals to change or impose new types of non-income taxes (including taxes based on a percentage of revenue).

We are also subject to laws, rules and regulations governing the marketing and advertising activities of our various websites conducted by or through telephone, email, mobile digital devices and the Internet, including the Telephone Consumer Protection Act of 1991, the Telemarketing Sales Rule, the CAN-SPAM act and similar state laws, rules and regulations, as well as local laws, rules and regulations and relevant agency guidelines governing background screening.

Further, all of our websites could subject to the Americans with Disabilities Act (the “ADA”). The ADA does not explicitly address online compliance. With no specific coverage under the law, it usually falls to the courts to determine how ADA standards apply to websites-or whether they do at all.

Non-Government Regulation

From a non-Governmental standpoint, we also need to comply with policies and terms of service on various platforms, including but not limited to: Facebook, Facebook Ads, Instagram, Pinterest, Google Ads, Google Search, Twitter, TikTok, and YouTube.

Properties and Facilities

We are the lessee in a month-to-month commercial lease agreement that commenced on January 1, 2025. The leased property is office space located at 7781 NW Beacon Square Blvd. Unit 102-V64, Boca Raton, FL 33487.

Legal Proceedings

From time to time, we may be involved in various disputes and litigation matters that arise in the ordinary course of business.

The Company received correspondence in February, 2023 from an attorney representing a former customer of the Company. The correspondence contains allegations that the customer provided certain leads to the Company that were not processed by the Company according to the agreement between the Company and the customer. Further, the customer alleges that it paid for the processing of those leads and that it was entitled to a refund of a portion of its payment. The Company has requested details of which leads were not processed, however the customer has not provided those details. The Company denies liability and intends to continue to vigorously defend any action, although the probability of a favorable or unfavorable outcome is difficult to estimate as of this date. The result or impact of such allegations are uncertain, including whether or not they could result in damages and/or awards of attorneys’ fees or expenses. While the outcome is uncertain, the Company has accrued $15,950 and accounted for it as Unearned Revenue until the matter is resolved.

The Company received a letter dated August 28, 2023, from an attorney hired on behalf of a former employee of the Company. This former employee offered her resignation, which was accepted on July 12, 2023. This letter contains allegations that the former employee was sexually harassed and terminated wrongfully by the Company. The Company is of the opinion that allegations in this letter lack merit. The Company has reported this matter to its insurance carrier and outside counsel has been engaged. The Company denies liability and intends to continue to vigorously defend any action, although the probability of a favorable or unfavorable outcome is difficult to estimate as of this date. The result or impact of such allegations are uncertain, including whether or not they could result in damages and/or awards of attorneys’ fees or expenses. In December 2023 the former employee’s attorney requested that the parties attend mediation, however a date for said mediation has not been determined. In December 2024, the EEOC dismissed the case.

On December 20, 2023, an individual filed a putative class action lawsuit against a customer of the Company that was using the Company’s DISA’s. Shortly thereafter, the individual filed a first amended complaint (FAC) adding the Company as a party. The FAC states that Plaintiff’s phone number has been on the National Do-Not-Call Registry since 2009. Despite this, Plaintiff alleges he received two prerecorded calls from the Company on behalf of its Customer on October 10 and November 28, 2023. Based on these alleged violations, Plaintiff asserts that the Company violated the Telephone Consumer Protection Act’s (TCPA) prerecorded call provision and the South Carolina Telephone Privacy Protection Act. In response to the FAC, both the Company and its Customer filed a motion to dismiss and motion to strike the class allegations. The motions are fully briefed, but the Court has yet to issue a ruling. The parties each exchanged discovery responses. The parties agreed to attend mediation on October 15, 2024. The Company denies liability and intends to continue to vigorously defend any action, although the probability of a favorable or unfavorable outcome is difficult to estimate as of this date. The result or impact of such allegations are uncertain, including whether or not they could result in damages and/or awards of attorneys’ fees or expenses.

ProofPositive LLC (“ProofPositive”) commenced an arbitration (“Arbitration”) before the American Arbitration Association (“AAA”) against the Company, Brian Podolak and his wife (under a pseudonym) (“Respondents”) on or about May 31, 2024. In the Arbitration, ProofPositive asserted a number of claims, including claims under the Arizona Securities Act, arising from Respondents’ alleged failure to pay sums purportedly due under a loan agreement and promissory note, an addendum and consulting agreement. The Company denies liability and intends to continue to vigorously defend any action, although the probability of a favorable or unfavorable outcome is difficult to estimate as of this date. The result or impact of such allegations are uncertain, including whether or not they could result in damages and/or awards of attorneys’ fees or expenses.

Carstens, Allen & Gourley, LLP (“Carstens”) commenced an action before the Texas Civil Court against the Company on or about August 12, 2024 (“Lawsuit”). In the Lawsuit, Carstens alleges that the Company was in breach of contract by failure and refusal to pay attorneys’ fees that it owes to Carstens. The Company has entered into settlement negotiations with Carstens. In December, 2024, Carstens filed for a default judgement for the unpaid fees. In April 2025, the Company settled the lawsuit. The Company agreed to pay Carstens the total sum of $160,000 in 13 payments. Upon signing the settlement, Carstens filed with the courts to dismiss the lawsuit.

On December 16, 2024, MAI Voice GCO, LLC filed a verified complaint alleging breach of contract and seeking $32,090. The Company denies liability and intends vigorously defend the action that was brought, although the probability of a favorable or unfavorable outcome is difficult to estimate as of this date. The result or impact of such allegations are uncertain, including whether or not they could result in damages and/or awards of attorneys’ fees or expenses.

In March, 2025, Berkowitz Pollack & Brant Advisors filed a lawsuit against the Company for unpaid professional fees in the amount of $48,057.

Employees

As of the date of this prospectus, we employ 2 full time employees.

On October 25, 2023, Richard Shuster resigned as Chief Financial Officer of the Company. Mr. Shuster’s resignation as Chief Financial Officer was not as a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices, including accounting principles and practices.

On November 2, 2023, the Company entered into a consulting agreement with Thornhill Advisory Group, Inc. (f/k/a EverAsia Financial Group, Inc), as amended, whereby its President, Scott Silverman, agreed to serve as the Company’s Chief Financial Officer, effective November 1, 2023. On September 16, 2024, Scott Silverman resigned from his position as Chief Financial Officer the Company.  Mr. Silverman’s resignation as Chief Financial Officer was not as a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices, including accounting principles and practices.

Corporate History and Information

We were incorporated under the laws of the State of Wyoming on April 27, 2021.

Our principal executive office is located at 7781 NW Beacon Square Blvd. Unit 102-V64, Boca Raton, FL 33487. Our telephone number is (561) 484-5234. Our website address is https://vocodia.com/ and our general email is sales@vocodia.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information (nor use the same in deciding whether to purchase our common stock) contained on, or that can be accessed through, our website as part of this prospectus.

MANAGEMENT

The following table and biographical summaries set forth information, including principal occupation and business experience, about our executive officers and directors as of the date of this prospectus:

Name	Age	Positions
Brian Podolak	53	Chief Executive Officer and Director
James Sposato	59	Chief Technology Officer and Director

Biographies

Brian Podolak, Chief Executive Officer and Director – Brian Podolak is the co-founder of the Company and has served as the Chief Executive Officer and as director of the Company since its inception in 2021. An entrepreneur and IT engineer, his career has largely focused on sales and software for businesses globally. Brian Podolak has achieved $70M+ annual revenues in his past businesses, as well as developing enterprise sales, marketing platforms and enterprise call centers for b2b and b2c customers. Prior to founding the Company Brian Podolak served multiple roles at Arise Bioscience, including as Vice President of Sales and Marketing from 2019 to 2020 and Vice President of Sales from 2017 to 2019. Born in Yonkers, New York, Brian Podolak spent over 17 years in Costa Rica, and ran call centers of thousands of agents, handling enterprise clients. It is this experience, that led to his being the leader in humanized conversational AI. During this period, he and James Sposato developed advanced technology, which is the basis for Vocodia today. Brian Podolak holds an engineering degree from ATI, an electronics engineering technical school from which he graduated in 1992. He began his career at Inacom, gaining experience in marketing and sales management in the telecommunications field and call centers.

James Sposato, Chief Technology Officer and Director – James Sposato is the co-founder of the Company and has served as the CTO and as a director of the Company since its inception. An expert in software technology development and implementation, James Sposato has a keen understanding of how to create code to solve complex problems where no solution exists. He is responsible for creating and solidifying Vocodia’s software and platforms. James Sposato developed the first software-based UPS manifest system – ShipFast and widely used banking and telecom software with easy operating end-user functionality. Before Vocodia, James Sposato was a Senior Software Developer for Arise BioScience from 2019 to 2021, and prior to that, he was CTO from 2017 to 2019 with X 989. Inc. James Sposato brings strong team building and management skills to develop and implement easily operated SaaS platforms. Born in Hollywood, Florida, James Sposato attended the University of Florida where he majored in Computer Science and Engineering. He began his professional career while still a student, writing assembler code solutions for local cable advertising companies. During this period, ShipFast was created and an entrepreneurial mindset was set in motion. James Sposato has gone on to write software for countless industries, manage many projects that rely on enterprise class solutions built to withstand high volume transactional loads, and built and sold several internet companies involving automated advertising and affiliate marketing and tracking.

Director Terms; Qualifications

Members of our Board serve until the next annual meeting of stockholders, or until their successors have been duly elected.

When considering whether directors and nominees have the experience, qualifications, attributes and skills to enable the Board to satisfy its oversight responsibilities effectively in light of our Company’s business and structure, the Board focuses primarily on the industry and transactional experience, and other background, in addition to any unique skills or attributes associated with a director.

Director or Officer Involvement in Certain Legal Proceedings

There are no material proceedings to which any director or officer, or any associate of any such director or officer, is a party that is adverse to our Company or any of our subsidiaries or has a material interest adverse to our Company or any of our subsidiaries.

Family Relationships

There are no family relationships between any director, executive officer or person nominated to become a director or executive officer.

Board Leadership Structure and Risk Oversight

Our Board has responsibility for the oversight of our risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our Board to understand our risk identification, risk management, and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, cybersecurity, strategic, and reputational risk.

Director Compensation

During the nine months ended September 30, 2024 we compensated our independent directors $161,375 in the aggregate for their service to our Company and during the years ended December 31, 2023 and 2022, we did not compensate our independent directors for their service to our Company.

Compensation of Non-Employee Directors

Compensation for our directors is discretionary and is reviewed from time to time by our Board. Any determinations with respect to Board compensation are made by our Board. As of the date of this prospectus, we have not compensated our non-employee directors for their service to our Company and do not intend to do so upon the consummation of this offering.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes all cash compensation paid by us, as well as certain other compensation paid or accrued, for the years ended December 31, 2024 and 2023 for all individuals serving as our principal executive officer or acting in a similar capacity during the last completed fiscal year, regardless of compensation level, and two most highly compensated executive officers other than the principal executive officer who were serving as executive officers at the end of the last completed fiscal year.

Name and Principal Position	Year	Salary ($)(1)	Stock awards ($)(2)	Total ($)
Brian Podolak,	2024	$365,000	$0	$365,000
Chief Executive Officer	2023	$365,000	$229,500	$594,500
James Sposato,	2024	$365,000	$0	$365,000
Chief Technology Officer(3)	2023	$365,000	$229,500	$594,500
Mark Terrill,	2024	$0	$0	$0
Former Chief Operating Officer(4)	2023	$65,625	$0	$65,625
Richard Shuster,	2024	$0	$0	$0
Former Chief Financial Officer(5)	2023	$135,425	$0	$135,425
Scott Silverman,	2024	$290,000	$0	$290,000
Chief Financial Officer(6)	2023	$40,000	$183,600	$223,600

(1)	Salary amounts shown above are based on accrual of stock-based and annual compensation, where applicable.

(2)	The aggregate grant date fair value of the stock award was computed in accordance with FASB ASC Topic 718.

(3)	An additional stipend was granted to this executive for a car allowance. However, car allowance stipends granted to each executive did not, individually, exceed $10,000 per annum; thus, such stipends are excluded in the table above.

(4)	Mr. Terrill joined Vocodia in 2021 and served as the Company’s Chief Operating Officer until his departure on May 12, 2023.

(5)	Mr. Shuster joined Vocodia in December of 2021 and served as the Company’s Chief Financial Officer until his departure on October 31, 2023.

(6)	Mr. Silverman joined Vocodia as the Company’s Chief Financial Officer in November 2023 and resigned September 16, 2024.

2022 Equity Incentive Plan

Our 2022 Equity Incentive Plan (the “Plan”) governs equity awards to our employees, directors, consultants and other eligible participants. The Plan reserves a total of 2,840,000 shares of common stock (giving effect to our reverse stock split at a ratio of 1-for-1,000, which was effective on October 21, 2022, but not the proposed stock split for incentive awards). The maximum number of shares that are subject to awards under the Plan is subject to an annual increase on the first day of each fiscal year, in an amount equal to 8,500,000 or a number of shares of our common stock equal to 4% of the prior year’s maximum number. Incentive awards generally may be issued to officers, key employees, consultants, and directors and include the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and performance units.

Employment Agreements

On January 1, 2022, the Company and Mr. Terrill entered into an Executive Employment Agreement, which, among other things, employs the Executive as Chief Operations Officer of the Company. Mr. Terrill shall be paid an initial salary of $175,000, plus an annual bonus in the amount of one percent (1%) of the net profits after tax of the Company.Mr. Terrell’s employment was terminated in May, 2023.

On January 2, 2023, the Company and Mr. Podolak entered into an Executive Employment Agreement, which, among other things, employs the Mr. Podolak as Chief Executive Officer of the Company. Mr. Podolak shall be paid an initial salary of $365,000, plus an annual bonus of 50% of the base salary for such fiscal year and shall be payable to the extend the applicable performance goals are achieved. Further, on the effective date, Mr. Podolak shall be awarded 150,000 shares of the Company’s common stock issued upon execution of this Agreement. In addition, Mr. Podolak will be awarded an additional 200,000 stock options with an exercise price equal to the price of the Company’s common stock as set forth in the final registration statement for the offering, vesting biannually (every 6 months) over twenty-four (24) months with the first installment vesting six (6) months after the closing of the Company’s currently contemplated firm commitment underwritten public offering. Additionally, Mr. Podolak shall be awarded certain equity awards based on achieving the following milestones:

●	100,000 shares of Company common stock upon the closing of each acquisition post the company’s offering;

●	250,000 shares of Company common stock upon the Company achieving a first time total market valuation of $100 Million or more;

●	250,000 shares of Company common stock upon the Company achieving a first time total market valuation of $250 Million or more;

●	100,000 shares of Company common stock upon the Company achieving a positive earnings before interest, taxes depreciation and amortization (“EBITDA”) for the first time in any full calendar year; and

●	250,000 shares of Company common stock upon the Company achieving a positive EBITDA of $10 million for the first time in any calendar year.

On January 2, 2023, the Company and Mr. Sposato entered into an Executive Employment Agreement, which, among other things, employs Mr. Sposato as Chief Technology Officer of the Company. Mr. Sposato will be paid an initial salary of $365,000, plus an annual bonus of 50% of the base salary for such fiscal year and shall be payable to the extent the applicable performance goals are achieved. Further, on the effective date, Mr. Sposato will be awarded 150,000 shares of the Company’s common stock issued upon execution of this Agreement. In addition, Mr. Sposato will be awarded an additional 200,000 stock options with an exercise price equal to the price of the Company’s common stock as set forth in the final registration statement for the offering, vesting biannually (every 6 months) over twenty-four (24) months with the first instalment vesting six (6) months after the closing of the Company’s currently contemplated firm commitment underwritten public offering. Additionally, Mr. Sposato will be awarded certain equity awards based on achieving the following milestones:

●	100,000 shares of Company common stock upon the closing of each acquisition post the Company’s offering;

●	250,000 shares of Company common stock upon the Company achieving a first time total market valuation of $100 million or more;

●	250,000 shares of Company common stock upon the Company achieving a first time total market valuation of $250 million or more;

●	100,000 shares of Company common stock upon the Company achieving a positive EBITDA for the first time in any full calendar year; and

●	250,000 shares of Company common stock upon the Company achieving a positive EBITDA of $10 million for the first time in any calendar year.

On March 3, 2023, the Company approved and effectuated an amendment to each of Mr. Podolak’s and Mr. Sposato’s employment agreements, respectively, to clearly delineate the equity rights, protections and other terms and conditions that the Company has agreed to with Messrs. Podolak and Sposato pursuant to their Executive Employment Agreement. These amendments delineated that the Reverse Stock Split effective on January 27, 2023 did not apply to the grant of equity awards in the form of Series A Preferred Stock.

On November 2, 2023, the Company entered into a consulting agreement with Thornhill Advisory Group, Inc. (f/k/a EverAsia Financial Group), as amended, whereby Mr. Silverman has agreed to act as the Company’s Chief Financial Officer on a part-time basis and provide services that are customary of the position, effective November 1, 2023. The term of the contract is for one year from signing and expiring on November 2, 2024, at which time the contract will automatically be renewed on three-month terms until either the Company or Thornhill Advisory Group terminates the agreement. In the event the Company were to terminate without cause (as defined in such consulting agreement), Thornhill Advisory Group will be subject to an early termination fee, however, in the event of termination for cause, the Company shall immediately deliver payment for all expenses and fees up until the termination date.

The Company shall pay Thornhill Advisory Group $20,000 a month for the initial term and any renewal terms that follow. Additionally, the Company shall issue 120,000 restricted stock units to Thornhill Advisory Group, or its assigns. These shares shall be subject to a vesting schedule of 10,000 shares per month until the conclusion of the term of the contract, without consideration of any renewal terms.

On September 16, 2024, Scott Silverman resigned from his position as Chief Financial Officer the Company. To this end the Company and Mr. Silverman, in his capacity as Chief Executive Officer of Thornhill Advisory Group Inc. (f/k/a EverAsia Financial Group Inc.) (“Thornhill Advisory”), entered into a termination agreement dated September 16, 2024 (the “Termination Agreement”) to terminate the Financial Advisory Services Agreement dated November 2, 2023, as amended on January 7, 2024, between the Company and EverAsia Financial Group Inc.

Pursuant to the Termination Agreement, the Company will pay Thornhill Advisory a Termination Payment of $80,000 in four equal installments beginning on October 1, 2024, with each subsequent installment to be paid on the first business day of every subsequent month until the balance has been paid in full (the “Termination Payment”). The Termination Payment will become payable in full within five (5) business days after the receipt of net proceeds (after expenses and applicable taxes) of at least eighty thousand dollars ($80,000) from any public or private placement of Vocodia’s securities or any other capital-raising financing of equity, equity-linked or debt securities of Vocodia. Additionally, the Company has agreed to compensate Thornhill Advisory for its fees and expense due through September 30, 2024, in the amount of $22,000, payable upon the Company’s receipt of net proceeds of at least $75,000 from any public or private placement of Vocodia’s securities or any other capital-raising financing of equity, equity-linked or debt securities of Vocodia or October 15, 2024. Thornhill Advisory and Mr. Silverman have agreed to continue to provide services until the earlier of the Company hiring, engaging or naming a new Chief Financial Officer, or September 30, 2024, as well as assisting with the filing of the Form 10-Q for the period ending September 30, 2024. Mr. Silverman’s resignation as Chief Financial Officer was not because of any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices, including accounting principles and practices.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common and preferred stock, as of the date of this prospectus, by each of our directors, each of our executive officers, all of our current directors and executive officers as a group, and each person, or group of affiliated persons, who beneficially owned more than 5% of our common or preferred stock.

The number of shares of our common stock and preferred beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock and preferred held by that person.

This table presents information about our Common Stock’s beneficial ownership as of March 31, 2025, for (i) each named executive officer and director; (ii) all named executive officers and directors as a group; and (iii) each other stockholder known to us owning more than 5% of our outstanding Common Stock.

Beneficial ownership complies with SEC rules, generally including voting or investment power over securities. A person or group is deemed to have “beneficial ownership” of any shares they can acquire within sixty (60) days. For percentage calculations, any shares that a person can acquire within sixty days are considered issued and outstanding for that person but not for others. This table does not imply beneficial ownership admission by anyone listed.

Name	Common Stock	Percentage of Outstanding Common Stock	Preferred Stock	Percentage of Voting Power
Directors and Executive Officers(1)
Brian Podolak(2)	1,241,700	0.004%	2,000,000	49.63%
James Sposato(3)	1,140,756	0.003%	2,000,000	49.63%
Total for Directors and Executive Officers:	2,515,433	0.007%	4,000,000	99.26%

(1)	The address for the officers and directors is 7781 NW Beacon Square Blvd, Unit 102-V64, BOCA RATON, FLORIDA 33487.

(2)	Includes 150,000 shares of Common Stock held by The Brian Podolak Irrevocable Trust of which Brian Podolak is a beneficiary.

(3)	Includes 150,000 shares of Common Stock held by The Sposato Family Revocable Trust of which James Sposato is a beneficiary.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Transactions with Related Persons

Except as described below and except for employment arrangements which are described under the section entitled “Executive Compensation” and “Recent Sales Of Unregistered Securities,” since our inception, there has not been, nor is there currently proposed, any transaction in which we are or were a participant, the amount involved exceeds the lesser of $120,000 or 1% of the average of the total assets at December 31, 2021 and 2020, and any of our directors, executive officers, holders of more than 5% of our common stock or any immediate family member of any of the foregoing had or will have a direct or indirect material interest.

Bill of Sale

On August 1, 2022, Brian Podolak and James Sposato, each an officer and director of the Company, assigned to the Company (the “Parties”) significant intellectual property pursuant to a Bill of Sale and Assignment entered into by the Parties (“Bill of Sale and Assignment”). The consideration for the assignment was 300,000 shares of the Company’s common stock. Mr. Podolak and Mr. Sposato each received 150,000 shares, respectively. The intellectual property consists of various systems, software and other core technology used in the Company’s business and operations.

Contribution Agreement

CFM was formerly owned by James Sposato, who is an officer and director of the Company. CFM was acquired by the Company from Mr. Sposato per the Contribution Agreement, dated August 1, 2022. In the Contribution Agreement, Mr. Sposato, as a Contributor, has contributed, assigned, transferred and delivered to Vocodia, the outstanding capital stock of CFM and Vocodia has accepted the contributed shares from the Contributor. As full consideration for the Contribution, Vocodia has paid the Contributor consideration in the amount of $10.

Related Person Transaction Policy

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. We expect to adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the consummation of this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds the lesser of $120,000 or one percent of our total assets at year-end for our last two completed fiscal years. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related party transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our Board, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our code of conduct, officers and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our Board, will take into account the relevant available facts and circumstances including, but not limited to:

●	the risks, costs and benefits to us;

●	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

●	the availability of other sources for comparable services or products; and

●	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our Board, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee, or other independent body of our Board, determines in the good faith exercise of its discretion.

PLAN OF DISTRIBUTION AND SELLING STOCKHOLDERS

Plan of Distribution

Vocodia and the selling stockholders are seeking to raise up to $3,000,000 in total through the sale of Common Stock, which represents the value of securities available to be offered as of the date of this Offering Circular.  Under Regulation A, the Company may only offer $75 million in securities during a rolling 12-month period. From time to time, we may seek to qualify additional shares.

The company will be offering 30,000,000,000 shares of Common Stock on a “best efforts” basis. Selling Stockholders are offering a maximum of 480,000,000 shares of Common Stock on a “best efforts” basis. The Company will not receive any proceeds from the sale of the shares sold by the Selling Stockholder

The minimum investment is $500 for the Common Stock.

Vocodia is not currently selling the shares through commissioned sales agents or underwriters.

Process of Subscribing

Procedures for Subscribing

When you decide to subscribe for Offered Shares in this Offering, you should:

●	Contact us via phone or email.

●	Electronically receive, review, execute and deliver to us a subscription agreement; and

●	Deliver funds directly by wire or electronic funds transfer via ACH to the specified account maintained by us.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. We shall only deliver a subscription agreement upon request after a potential investor has had ample opportunity to review this Offering Circular.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been deposited to the Company’s account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction. We shall make this determination within 5 business days from the receipt of funds required under the subscription agreement and return funds to investors within 5 business days of such determination.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or obtain a refund of your subscription funds. All accepted subscription agreements are irrevocable.

No Escrow

The proceeds of this offering will not be placed into an escrow account. As there is no minimum offering, upon the approval of any subscription to this Offering, the Company shall immediately deposit the related subscription funds into the Company’s bank account and may dispose of the proceeds in accordance with the Use of Proceeds at Management’s discretion.

Investment Limitations

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth (please see below on how to calculate your net worth). Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Because this is a Tier 2, Regulation A Offering, all non-accredited investors must comply with the 10% limitation on investment in the Offering. The only investor in this Offering exempt from this limitation is an “accredited investor” as defined under Rule 501 of Regulation D under the Securities Act (an “Accredited Investor”). If you meet one of the following criteria, you qualify as an Accredited Investor:

(i)	You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)	You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase Offered Shares;

NOTE: For purposes of calculating net worth: (i) your primary residence shall not be included as an asset; (ii) indebtedness that is secured by your primary residence, up to the estimated fair market value of the primary residence at the time of the purchase of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of the purchase of securities exceeds the amount outstanding sixty (60) days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (iii) indebtedness that is secured by your primary residence in excess of the estimated fair market value of the primary residence shall be included as a liability.

(iii)	You are an executive officer of the issuer;

(iv)	You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the Offered Shares, with total assets in excess of $5,000,000;

(v)	You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940 (the “Investment Company Act”), or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vi)	You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii)	You are a trust with total assets in excess of $5,000,000, your purchase of Offered Shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Offered Shares; or

(viii)	You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.

Selling Stockholders

Certain stockholders of the company intend to sell up to 480,000,000 shares of Common Stock in this offering at a per share price of $0.0001 for total gross cash proceeds of $48,000 assuming a fully subscribed offering. The gross proceeds raised in this offering will be split as follows: 5% to the selling stockholders (on a pro-rata basis) and 80% to the company. Selling stockholders will participate on a pro rata basis, which means that at each closing in which selling stockholders are participating, a stockholder will be able to sell its pro rata portion of the shares that the stockholder is offering (as set forth in the table below) of the number of securities being issued to investors. For example, if the company holds a closing for $1 million in gross proceeds, the company will issue shares and receive gross proceeds of $800,000 while each of the selling stockholders will receive their Pro Rata Portion of the remaining $200,000 in gross proceeds and will transfer their shares to investors in this offering. Selling stockholders will not offer fractional shares and the shares represented by a stockholder’s pro rata portion will be determined by rounding down to the nearest whole share.

Selling Stockholder	Shares Owned Prior to Offering (1)	Shares Offered by Selling Stockholder	Shares Owned after the Offering
DebtFunder LP	480,000,000	480,000,000	0

(1)	Represents shares of Common Stock issuable upon conversion of the December 13, 2024 convertible note with the Company.

The Selling Shareholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this Offering Circular.

Once sold under the Offering Circular, of which this prospectus forms a part, the Selling Shareholders Securities will be freely tradeable in the hands of persons other than our affiliates.

DESCRIPTION OF SECURITIES

Authorized and Outstanding Capital Stock

The following description of our Company’s capital stock and provisions of our articles of incorporation, as amended (“articles of incorporation”) and bylaws are summaries and are qualified by reference to our Company’s articles of incorporation and bylaws which are filed as exhibits to the registration statement of which this prospectus forms a part.

We are incorporated in the State of Wyoming. The rights of our shareholders are generally covered by Wyoming law and our articles of incorporation and bylaws. The terms of our capital stock are therefore subject to Wyoming law, including applicable Wyoming Statues and the Constitution of the State of Wyoming.

As of the date of this Offering Circular, the total number of shares of all classes of capital stock that our Company is authorized to issue is 500,000,000 shares, consisting of (i) 476,000,000 shares of common stock, par value $0.0001 per share, and (ii) 24,000,000 shares of preferred stock, par value $0.0001 per share, of which (a) 23,999,000 are designated Series A Preferred Stock and (b) 1,000 shares are designated Series B Preferred Stock.

On January 15, 2024 the Board voted to amend the articles of incorporation to increase the number of issued and outstanding shares to 7,500,000,000.

Common Stock

As of the date of this filing, the Company has authorized the issuance of 476,000,000 shares of common stock par value $0.0001 per share, of which 4,521,268 shares are issued and outstanding. The holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Each share of our common stock is entitled to one vote per share. In the event of our liquidation, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

Holders of common stock are entitled to receive such dividends as the board of directors may, from time to time, declare out of funds legally available for the payment of dividends. We seek growth and expansion of our business through the reinvestment of profits, if any, and do not anticipate that we will pay any dividends in the foreseeable future.

Preferred Stock

Series A Preferred Stock

The Series A Preferred Stock consists of 4,000,000 outstanding shares of Preferred Stock. The holders of the Series A Preferred Stock have the right to vote on any matters brought before the stockholders of the Company and are entitled to 10,000 votes per share.

Warrants

The Company has previously issued warrant securities in the following exempt private offerings:

(1)	Between May 1, 2021 and June 25, 2021, the Company offered up to 100,000 units at $10 per unit, consisting of 100,000 shares of the Company’s common stock and 100,000 warrants to purchase one share of the Company’s common stock at an exercise price of $20.00 per share. The Company sold 115,000 units for gross proceeds of $1,150,000. The warrants expire 24 months after the date of issue. During the year ended December 31, 2022, 32,500 warrants were exercised and the remaining 82,500 unexercised outstanding warrants were called by the Company at no cost. As of December 31, 2022, there were no issued and outstanding warrants related to this offering. As of September 30, 2022 and September 30, 2023, there were no issued and outstanding warrants related to this offering.

(2)	Between July 9, 2021 and September 30, 2022, the Company offered up to 125,000 units at $40 per unit, consisting of 125,000 shares of the Company’s common stock and 125,000 warrants, to purchase one share of the Company’s common stock at an exercise price of $80.00 per share. The Company sold 148,054 units for gross proceeds of $5,922,150. The warrants expire 24 months after the date of issue. During the year ended December 31, 2022, no warrants were exercised and the remaining 148,054 unexercised outstanding warrants were called by the Company at no cost. As of December 31, 2022, there were no issued and outstanding warrants related to this offering. As of September 30, 2022 and September 30, 2023, there were no issued and outstanding warrants related to this offering.

(3)	On March 21, 2022, the Company issued to a consultant, Exchange Listing, LLC, warrants to purchase 200,000 shares of common stock exercisable for five years with an exercise price of $2.00 per share, as partial compensation for services pursuant to a Capital Market Advisory Agreement.

(4)	On December 23, 2022, the Company entered into an SPA with Emmis Capital II, LLC, an affiliate Emmis Capital, who is an affiliate of Exchange Listing, LLC. The aggregate discounted purchase price for the private placement was $200,000 for a principal amount of $230,000. This private placement facilitated the sale of fifteen percent (15%) original discount senior secured 2022 Convertible Notes. Upon the effective date, the 2022 Convertible Notes shall convert into 87,646 shares of our common stock effective immediately, assuming an initial public offering price of $4.25 per Unit. We issued twenty-five (25) additional 2022 Convertible Notes with an original issue discount of 15% on the 2022 Convertible Notes, upon the effective date the 2022 Convertible Notes shall convert into 1,908,321 shares of our common stock effective immediately prior to the effective date, assuming an initial public offering price of $4.25 per Unit. In addition to the 2022 Convertible Notes, we also sold two 2022 Warrants, each with a duration of three years, with an exercise price per share of the Company’s common stock under the warrants shall be 120% of the conversion price, which conversion price is equal to 65% of the public offering price per share of common stock in this offering, representing a 35% discount, as set forth in the 2022 Convertible Notes.

Transfer Agent

The Company’s transfer agent is Vstock Transfer, LLC, with an address of 18 Lafayette Place, Woodmere, NY 11598. The phone and fax numbers for the transfer agent are (212) 828-8436 and (646) 536-3179, respectively. The email address for the transfer agent is: info@vstocktransfer.com. Further information about the transfer agent is available at the website located at: https://www.vstocktransfer.com/

Indemnification of Directors and Officers

Each of our articles of incorporation and our bylaws provide for indemnification of our directors and officers. Our articles of incorporation and bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by the Wyoming Business Corporation Act and must indemnify against all expenses, liability, and loss incurred in investigating, defending, or participating in such proceedings. We have also entered into separate indemnification agreements with our directors and officers.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities under the Securities Act may be permitted to officers, directors or persons controlling our Company pursuant to the foregoing provisions, our Company has been informed that is it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in such Securities Act and is, therefore, unenforceable.

LEGAL MATTERS

The validity of the issuance of the securities offered by us in this offering will be passed upon for us by Jonathan D. Leinwand, P.A., Aventura, Florida.

EXPERTS

The audited consolidated financial statements of Vocodia Holdings Corp (including CFM) as of December 31, 2023 have been included in this Registration Statement and have been so included in reliance on the report of Rosenberg Rich Baker Berman, P.A. an independent registered public accounting firm, such report including an explanatory paragraph regarding our ability to continue as a going concern, given on the authority of said firm as experts in auditing and accounting.

The audited consolidated financial statements of Vocodia Holdings Corp (including CFM) as of December 31, 2024 have been included in this Registration Statement and have been so included in reliance on the report of Pipara & Co LLP, an independent registered public accounting firm, such report including an explanatory paragraph regarding our ability to continue as a going concern, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our securities, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

Registration statements and certain other filings made with the Securities and Exchange Commission electronically are publicly available through the Securities and Exchange Commission’s website located at www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the Securities and Exchange Commission.

VOCODIA HOLDINGS CORP

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2025

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and 2023

Vocodia Holdings Corp

Condensed Consolidated Balance Sheets

	March 31,	December 31,
	2025	2024
ASSETS
Current Assets
Cash	$1,339	$281
Accounts receivable, net	-	50,000
Prepaid expenses	41,652	77,076
Other current assets	1,000	1,000
Total Current Assets	43,991	128,357

Non-Current Assets
Property and equipment, net	17,326	18,912
Other assets	-	713
Total Non-Current Assets	17,326	19,625

TOTAL ASSETS	$61,317	$147,982

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accounts payable and accrued liabilities	$2,090,276	$1,945,207
Liquidated damages payable	587,243	-
Contract liabilities	15,950	15,950
Related party payable	77,251	98,980
Note payable	40,000	40,000
Convertible notes payable, net	364,455	157,871
Derivative liability	106,521	105,337
Total Current Liabilities and Total Liabilities	3,281,696	2,363,345

Commitments and contingencies	-	-

Shareholders’ Deficit
Preferred stock, $0.0001 par value; 24,000,000 shares authorized;
Series A Preferred Stock, 4,000,000 shares designated, $0.0001 par value; 4,000,000 shares issued and outstanding as of March 31, 2025, and December 31, 2024	400	400
Series B Preferred Stock, 3,000 shares designated, $0.0001 par value; 0 and 0 shares issued and outstanding as of March 31, 2025, and December 31, 2024	-	-
Series C Convertible Preferred Stock, 7,000 shares designated, $0.0001 par value; 0 shares issued and outstanding as of March 31, 2025, and December 31, 2024	-	-
Series D Redeemable Preferred Stock, 20,000 shares designated, $0.0001 par value; 0 shares issued and outstanding as of March 31, 2025, and December 31, 2024	-	-
Common stock, $0.0001 par value: 15,000,000,000 shares authorized; 584,065,699 and 300,213,026 shares issued and outstanding, as of March 31, 2025, and December 31, 2024, respectively	58,407	30,021
Additional paid-in capital	98,500,881	98,361,469
Accumulated deficit	(101,780,067)	(100,607,253)
Total shareholders’ deficit	(3,220,379)	(2,215,363)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$61,317	$147,982

The accompanying notes are an integral part of these condensed consolidated financial statements.

Vocodia Holdings Corp

Condensed Consolidated Statements of Operations

	Three Months Ended
	March 31,
	2025	2024

Sales, net	$-	$-
Cost of Sales	47,130	-
Gross Loss	(47,130)	-

Operating Expenses
General and administrative expenses	202,890	1,646,902
Salaries and wages	33,277	382,383
Research and development and other service providers	27,626	793,175
Total Operating Expenses	263,793	2,822,460

Operating Loss	(310,923)	(2,822,460)

Other Income (Expense)
Liquidated damages	(710,375)	-
Change in fair value of derivative liability	48,816	115,296
Loss on settlement of debts	(33,510)	(3,824,936)
Write-off of accounts receivable	(50,000)	-
Interest expense	(116,822)	(413,270)
Total Other Expense	(861,891)	(4,122,910)

Loss Before Taxes	(1,172,814)	(6,945,370)

Income Taxes	-	-
Net Loss	$(1,172,814)	$(6,945,370)

Basic and diluted loss per common share	$(0.00)	$(0.37)
Weighted average number of common shares outstanding - basic and diluted	3,262,761,260	18,539,389

The accompanying notes are an integral part of these condensed consolidated financial statements.

Vocodia Holdings Corp

Condensed Consolidated Statements of Stockholders’ Deficit

For the Three Months Ended March 31, 2025

	Series A Preferred Stock		Common Stock		Additional Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2024	4,000,000	$400	300,213,026	$30,021	$98,361,469	$(100,607,253)	$(2,215,363)
Common stock issued for exercise of warrants	-	-	181,997,673	18,200	(18,200)	-	-
Issuance common stock for settlement of debt	-	-	101,855,000	10,186	157,612	-	167,798
Net loss	-	-	-	-	-	(1,172,814)	(1,172,814)
Balance, March 31, 2025	4,000,000	$400	584,065,699	$58,407	$98,500,881	$(101,780,067)	$(3,220,379)

For the Three Months Ended March 31, 2024

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2023	4,000,000	$400	1,305	$-	4,234,747	$423	$86,839,777	$(90,508,170)	$(3,667,570)
Issuance of Series B Preferred Stock	-	-	605	-	-	-	605,000	-	605,000
Common stock units issued for cash	-	-	-	-	1,400,000	140	5,372,647	-	5,372,787
Deferred offering costs	-	-	-	-	-	-	(4,110,101)	-	(4,110,101)
Issuance common stock for settlement of debt	-	-	-	-	143,262	15	286,793	-	286,808
Common stock issued for conversion of debt	-	-	-	-	1,801,880	180	7,657,810	-	7,657,990
Common stock issued for conversion of Series B Preferred Stock	-	-	(1,910)	-	691,404	69	(69)	-	-
Common stock issued for exercise of warrants	-	-	-	-	8,920,700	892	(892)	-	-
Series C warrant issued	-	-	-	-	-	-	1,503,514	-	1,503,514
Stock based compensation	-	-	-	-	-	-	153,000	-	153,000
Net loss	-	-	-	-	-	-	-	(6,945,570)	(6,945,370)
Balance, March 31, 2024	4,000,000	$400	-	$-	17,191,993	$1,719	$98,307,479	$(97,453,540)	$856,058

The accompanying notes are an integral part of these condensed consolidated financial statements.

Vocodia Holdings Corp

Condensed Consolidated Statements of Cash Flows

	Three Months Ended
	March 31,
	2025	2024
Operating activities:
Net Loss	$(1,172,814)	$(6,945,370)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation	1,586	1,480
Amortization of debt issuance costs	45,952	165,082
Stock-based compensation	-	153,000
Liquidated damages -warrants	710,375	-
Convertible note default penalty	-	146,054
Change in fair value of derivative liability	(48,816)	(115,296)
Loss on settlement of debt	33,510	3,824,936
Write-off of accounts receivable	50,000	-
Changes in operating assets and liabilities:
Prepaid expenses and other assets	35,424	(308,464)
Other assets	713	-
Accounts payable and accrued liabilities	155,520	651,120
Net change in operating right-of-use lease asset and liability	-	(1,112)
Cash used in operating activities	(188,550)	(2,428,570)

Financing activities:
Proceeds from issuance of common stock units	-	5,372,787
Deferred offering costs	-	(24,375)
Proceeds from issuance of Series B Preferred stock	-	605,000
Repayment to related party payable	(21,729)	-
Proceeds from notes payable	-	30,000
Repayment of notes payable	-	(55,000)
Proceeds from convertible notes payable	260,000	-
Repayment of convertible notes payable	(48,663)	(802,984)
Cash provided by financing activities	189,608	5,125,428

Change in cash	1,058	2,696,858
Cash, beginning balances	281	-
Cash, ending balances	$1,339	$2,696,858

Supplemental cash flow information:
Cash paid for interest	$11,337	$109,088
Cash paid for taxes	$-	$-

Non-Cash Investing and Financing Activities:
Initial derivative liabilities recognized as a debt discount	$50,000	$-
Series C warrants issued	$-	$1,053,514
Issuance common stock for settlement of debt	$167,798	$286,808
Common stock issued for conversion of debt	$-	$7,657,990
Common stock issued for conversion of Series B Preferred Shares	$-	$69
Common stock issued for exercise of warrants	$18,200	$892

The accompanying notes are an integral part of these condensed consolidated financial statements.

VOCODIA HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2025, AND 2024

NOTE 1 – ORGANIZATION AND GOING CONCERN

Organization and Business Overview

The Company and Business: Vocodia Holdings Corp (“Vocodia” or “the Company”) was incorporated in the State of Wyoming on April 27, 2021, and is a conversational artificial intelligence (“AI”) technology provider. Vocodia’s technology is used to increase sales and drive conversions for its product or service.

Click Fish Media, Inc. (“CFM”) was incorporated in the State of Florida on November 29, 2019, and is an IT services provider.

On August 2, 2022, Vocodia purchased all outstanding shares of CFM held by an owner under common ownership for $10 in consideration. The Company determined that the acquisition met the requirements for accounting for the transaction as a transfer of an asset in accordance with Accounting Standards Codification (“ASC”) 805-50, common control transactions and is accounted for by Vocodia at the carrying value of the net assets transferred on a prospective basis. The transfer was not determined to be significant to the accounting and operations of Vocodia.

Going Concern

The Company’s consolidated financial statements are prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) of the United States including the assumption of a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as shown in the accompanying consolidated financial statements, the Company had a net loss of approximately $1.2 million, an accumulated deficit of $101.8 million, and used cash in operations of approximately $0.2 million for the three months ending March 31, 2025, and negative working capital of $3.2 million. In May 2025, the Company closed on a private offering pursuant to a Securities Purchase Agreement with an accredited investor, pursuant to which the investor purchased a Senior Secured Convertible Note in the original principal amount of $3.3 million including an original issue discount (“OID”) of $0.3 million. The Company expects to continue to incur significant expenditures to develop its technology. As such, there is substantial doubt about the company’s ability to continue as a going concern.

Management recognizes that the Company must obtain additional resources to successfully develop its technology and implement its business plans. Through March 31, 2025, the Company has received funding in the form of indebtedness and from the sale stock subscriptions. Management plans to continue to raise funds and/or refinance our indebtedness to support our operations in 2025 and beyond. However, no assurances can be given that we will be successful. If management is not able to timely and successfully raise additional capital and/or refinance indebtedness, the implementation of the Company’s business plan, financial condition and results of operations will be materially affected These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Rule 8-03 of Regulation S-X. They do not include all information and notes required by GAAP for complete financial statements. However, except as disclosed herein, there has been no material change in the information disclosed in the Notes to Consolidated Financial Statements included in the Annual Report on Form 10-K /A of Vocodia Holdings Corp for the year ended December 31, 2024.

In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2025, are not necessarily indicative of the results that may be expected for the year ending December 31, 2025.

Basis of Consolidation

The financial statements have been prepared on a consolidated basis with those of the Company’s wholly owned subsidiaries, Vocodia FL, LLC, Vocodia JV, LLC, and CFM. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and judgments will also affect the reported amounts for certain expenses during the reporting period. Actual results could differ from these good faith estimates and judgments Significant estimates are contained in the accompanying financial statements for the valuation of derivatives, the valuation allowance on deferred tax assets, share-based compensation, useful lives for depreciation and amortization of long-lived assets, and the incremental borrowing rate used on right-of-use asset.

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts and money market funds with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value. At March 31, 2025, and December 31, 2024, the Company had cash of $1,339 and $281 and $0 and $0 of cash equivalents, respectively.

Periodically, the Company may carry cash balances at financial institutions in excess of the federally insured limit of $250,000 per institution. The Company has not experienced losses on these accounts and management believes, based upon the quality of the financial institutions, that the credit risk with regard to these deposits is not significant.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for major betterments and additions are charged to the property and equipment accounts, while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are charged to expense. The carrying amounts of assets that are sold or retired and their related accumulated depreciation are removed from the accounts in the year of disposal, and any resulting gain or loss is reflected in income. Depreciation is calculated on straight-line basis with estimated useful lives as follows:

Furniture and fixtures	7 years

Computer equipment	5 years

Accounts Receivable

Accounts receivables are recorded in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) 310, “Receivables.” Accounts receivables are recorded at the invoiced amount or agreement and do not bear interest. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make the required payments for services. Accounts with known financial issues are first reviewed and specific estimates are recorded. The remaining accounts receivable balances are then grouped in categories by the number of days the balance is past due, and the estimated loss is calculated as a percentage of the total category based upon past history. Account balances are charged against the allowance when it is probable that the receivable will not be recovered. During the three months ended March 31, 2025, the Company recognized an allowance for doubtful accounts of $50,000.

Revenue Recognition

The Company recognizes revenue in an amount that reflects the consideration to which it expects to be entitled in exchange for the transfer of promised goods or services to customers. The Company follows a five-step process to achieve this core principle: (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company’s revenues are currently derived from three sources: (1) implementation fees, (2) offering its software as a service on a recurring monthly basis, and (3) generation and verification of leads. Implementation fees are charged for setting up or calibrating its software so that the AI can be used by the customer for its particular use case and are usually a one-time cost. The Company’s contracts with customers are structured with stated prices per service performed, which are not subject to uncertainty or probability of significant reversal; thus, do not represent variable consideration. The recurring monthly fees are charged for the ongoing use of the AI to continue to call/prospect for the Company’s customers and are charged on a monthly recurring basis. The Company awards discounts to its customers on a discretionary basis. The Company will consider additional revenue streams as its technology develops and new opportunities present.

Fair Value of Financial Instruments

The Company follows accounting guidelines on fair value measurements for financial instruments measured on a recurring basis, as well as for certain assets and liabilities that are initially recorded at their estimated fair values. Fair Value is defined as the exit price, or the amount that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The Company uses the following three-level hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs to value its financial instruments:

●	Level 1: Observable inputs such as unadjusted quoted prices in active markets for identical instruments.

●	Level 2: Quoted prices for similar instruments that are directly or indirectly observable in the marketplace.

●	Level 3: Significant unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires a significant judgment or estimation.

Financial instruments measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires the Company to make judgments and consider factors specific to the asset or liability. The use of different assumptions and/or estimation methodologies may have a material effect on estimated fair values. Accordingly, the fair value estimates disclosed, or initial amounts recorded, may not be indicative of the amount that the Company or holders of the instruments could realize in a current market exchange.

The carrying amounts of the Company’s financial instruments including cash and cash equivalents, prepaid expenses, accounts payable, accrued liabilities and convertible debt approximate fair value due to the short-term maturities of these instruments.

Set out below are the Company’s financial instruments that are required to be remeasured at fair value on a recurring basis and their fair value hierarchy as of March 31, 2025, and as of December 31, 2024:

March 31, 2025	Level 1	Level 2	Level 3	Carrying Value
Liabilities:
Derivative Liability – Conversion feature	$-	$-	$106,521	$106,521

December 31, 2024	Level 1	Level 2	Level 3	Carrying Value
Liabilities:
Derivative Liability – Conversion feature	$-	$-	$105,337	$105,337

Advertising

The Company expenses advertising costs are incurred. Advertising expenses for the three months ended March 31, 2025, and 2024, were $51,300 and $125,909, respectively.

Share-Based Compensation

The Company accounts for employee and non-employee stock awards under ASC 718, Compensation – Stock Compensation, whereby equity instruments issued to employees for services are recorded based on the fair value of the instrument issued and those issued to nonemployees are recorded based on the fair value of the consideration received or the fair value of the equity instrument, whichever is more reliably measurable. Equity grants are amortized on a straight-line basis over the requisite service periods, which is generally the vesting period. If an award is granted, but vesting does not occur, any previously recognized compensation cost is reversed in the period related to the termination of service. Further information regarding share-based compensation can be found in Note 9.

Convertible Notes

The Company bifurcates conversion options from their host instruments and accounts for them as free-standing derivative financial instruments if certain criteria are met. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks. We evaluate all of our financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For our derivative financial instruments, the Company used a Black Scholes valuation model to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within twelve (12) months of the balance sheet date.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the warrants was estimated using a Black-Scholes pricing model.

Net Income (Loss) Per Share of Common Stock

Net loss per share of common stock requires presentation of basic earnings per share on the face of the statements of operations for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic earnings per share computation. In the accompanying financial statements, basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock and potentially dilutive outstanding shares of common stock during the period to reflect the potential dilution that could occur from common shares issuable through contingent share arrangements, warrants unless the result would be antidilutive.

The dilutive effect of restricted stock units, options and warrants subject to vesting and other share-based payment awards is calculated using the “treasury stock method,” which assumes that the “proceeds” from the exercise of these instruments are used to purchase common shares at the average market price for the period. The dilutive effect of convertible securities is calculated using the “if-converted method.” Under the if-converted method, securities are assumed to be converted at the beginning of the period, and the resulting shares of common stock are included in the denominator of the diluted calculation for the entire period being presented.

For the three months ended March 31, 2025, and 2024, the following common stock equivalents were excluded from the computation of diluted net loss per share as the result of the computation was anti-dilutive.

	March 31,	March 31,
	2025	2024
	Shares	Shares
Warrants	1,810,052	2,071,400
Convertible notes payable	270,727,612	-
Liquidated damages payable	2,737,961,250	-
	3,010,498,914	2,071,400

Leases

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities - current, and operating lease liabilities - noncurrent on the balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our balance sheets. The Company did not utilize any financing that required recognition of finance leases during the three months ended March 31, 2025, and December 31, 2024.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Leases with a lease term of 12 months or less at inception are not recorded on our balance sheet and are expensed on a straight-line basis over the lease term in our statement of operations We have elected not to separate lease and non-lease components for any class of underlying asset.

The Company determines the present value of minimum future lease payments for operating leases by estimating a rate of interest that it would have to pay to borrow on a collateralized basis over a similar term, an amount equal to the lease payments and a similar economic environment (the “incremental borrowing rate” or “IBR”).

The Company determines the appropriate IBR by identifying a reference rate and making adjustments that take into consideration financing options and certain lease-specific circumstances. For the reference rate, the Company used the seven-year mortgage interest rate.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The guidance is effective for the Company’s fiscal years beginning after February 1, 2025, with early adoption permitted. The Company does not expect the adoption of this standard to have any material impact on its financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

There have been no other recent accounting pronouncements, changes in accounting pronouncements or recently adopted accounting guidance during the three months ended March 31, 2025, that are of significance or potential significance to the Company.

NOTE 3 – PROPERTY AND EQUIPMENT

As of March 31, 2025, and December 31, 2024, property and equipment consisted of the following:

	March 31,	December 31,
	2025	2024
Furniture and Fixtures	$27,877	$27,877
Computer Equipment	11,815	11,815
Total Property and Equipment	39,692	39,692
Less: accumulated depreciation and amortization	(22,366)	(20,780)
Property and Equipment, net	$17,326	$18,912

During the three months ended March 31, 2025, and 2024, depreciation and amortization expenses relating to property and equipment were $1,586 and $1,480 respectively.

NOTE 4 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at March 31, 2025, and December 31, 2024:

	March 31,	December 31,
	2025	2024
Accounts payable	$1,642,830	$1,546,845
Accrued expenses	386,750	386,750
Accrued interest	60,696	11,612
Accounts payable and accrued expenses	$2,090,276	$1,945,207

NOTE 5 – OPERATING LEASES

We had operating leases for our corporate offices and one short-term lease for executive offices. Our corporate office lease has a remaining lease term of thirty-five (35) months with no options to extend. The Company moved out from the premises on December 15, 2024. As of March 31, 2025, and December 31, 2024, our lease liabilities were nil.

Three months ended
March 31,
2024
The components of lease expense were as follows:
Short-term lease cost	$16,476
Operating lease cost	30,069
Total lease cost	$46,545

Supplemental cash flow information related to leases was as follows: Operating cash flows from operating leases	$31,180
Right-of-use assets obtained in exchange for new operating lease liabilities	$-

Weighted-average remaining lease term - operating leases (year)	2.67
Weighted-average discount rate — operating leases	6.50

NOTE 6 – NOTE PAYABLE AND CONVERTIBLE NOTES PAYABLE

Note payable

During the year ended December 31, 2023, the Company issued note payable of $25,000 to pay professional fees and recorded it as a deferred offering cost. The Note is unsecured, due on the earlier of the completion of an IPO or February 12, 2024, and bears interest at $5,000 if paid before December 31, 2023 or $25,000 if paid after December 31, 2023. During the three months ended March 31, 2025 and 2024, the Company recorded interest expense of $0 and $5,000, respectively. As of March 31, 2025, and December 31, 2024, and, accrued interest was $0 and $0, respectively.

In February 2024, the Company borrowed $30,000 and repaid the note payable and accrued interest totaling $43,000.

On December 16, 2024, the Company issued a note payable of $40,000 to pay professional fees. The note is unsecured, due 180 days from the date of agreement with 20% interest rate per annum. During the three months ended March 31, 2025, the Company recognized and accrued interest of $1,973 As of March 31, 2025, and December 31, 2024, the Company had loan payable of $40,000 and $40,000, accrued interest of $2,301 and $329, respectively

Convertible notes payable

The components of Convertible Notes payable as of March 31, 2025, and December 31, 2024, were as follows:

	Principal	Maturity	Interest	March 31,	December 31,
Issuance Date	Amount	Date	Rate	2025	2024
September 2024 issuances	105,300	June 30, 2025	22%	$56,637	$105,300
November 2024 issuance	57,500	May 12, 2025	15%	57,500	57,500
December 2024 issuance	60,000	June 20, 2025	20%	-	60,000
January 2025 issuance	96,000	June 20, 2025	20%	96,000	-
March 2025 issuance	56,000	December 15, 2025	12%	56,000	-
March 2025 issuance	30,000	December 7, 2025	15%	30,000	-
March 2025 issuance	30,000	December 18, 2025	15%	30,000	-
March 2025 issuance	285,714	December 10, 2025	10%	200,000	-
Total face value				$526,137	$222,800
Unamortized debt discount and issuance costs				(161,682)	(64,929)
Total convertible notes				364,455	157,871
Current portion of convertible notes				(364,455)	(157,871)
Long-term convertible notes				$-	$-

On September 18, 2024, the Company entered into a Convertible Note with a principal amount of $105,300 including $15,300 debt discount at a 22% interest rate per annum. The note is convertible at any time following an event of default with a conversion price of 65% multiplied by the lowest trading price for the Company’s common stock during the ten trading days prior to the conversion date. Additionally, the Company incurred legal fee reimbursement and due diligence fee amounting to $2,500 and $3,500 recognized as financing cost, respectively. During the three months ended March 31, 2025, the Company repaid principal of $48,663 and accrued interest of $11,337.

On November 13, 2024, the Company entered into a Convertible Note with a principal amount of $57,500 including $7,500 debt discount at a 15% interest rate per annum and issuance 28,750 warrants. The note is convertible at the option of the holders at any time, and the conversion price is 70% multiplied by the lowest trading price of Company’s common stock during the 10 trading days prior to the conversion date.

On December 20, 2024, the Company entered into a Convertible Note with a principal amount of $60,000 including $10,000 debt discount at 20% interest rate compounded monthly. The lender has the right to convert, at any time following date of the Reg-A Statement and until the outstanding balance has been paid in full at conversion formula of the outstanding balance amount divided by 30% and the market price. On January 17, 2025, the Company modified the original convertible Note of $60,000 with new Convertible Note with a principal amount of $96,000 including $16,000 discount at 20% interest rate compounded monthly. The Company determined the modifications of exchange debts are extinguishment of debts with recognition gains or losses. As a result of the debt extinguishment, the Company recognized a gain on modification of debt of $11,156.

On March 3, 2025, the Company entered into a Convertible Note with a principal of $56,000 including $6,000 discount at 12% interest per annum.  The note is convertible at the option of the holders at any time after 180 days of this issuance date of Note, and the conversion price is 61% multiplied by the lowest trading price of Company’s common stock during the 10 trading days prior to the conversion date.

On March 7, 2025, and March 18, 2025, the Company entered into two Convertible Notes with an investor with a principal of $30,000 and $30,000 including $5,000 and $5,000 discount at 15% and 15% interest per annum, respectively. The note is convertible at the option of the holders at any and the conversion price is 60% multiplied by the lowest trading price of Company’s common stock during the 10 trading days prior to the conversion date.

On March 10,2025, the Company entered into a Convertible Note with a principal of $285,714 including $85,714 discount at 10% interest per annum. During the three months ended March 31, 2025, the Company obtained $200,000 including $70,000 discount. The note is convertible into common shares at any time, and the conversion price is equal to the lowest daily Volume -Weighted Average Price on the trading day immediately prior to the date that any Tranche is advanced.

During the three months ended March 31, 2025, and 2024, the Company recorded interest expense of $68,900 and $89,133, amortization of debt discount of $45,952 and $165,082, default penalty of $0 and $146,054, respectively. As of March 31, 2025, and December 31, 2024, accrued interest was $58,395 and $11,283, respectively.

The Company valued the conversion feature using the Black-Scholes pricing model. The fair value of the derivative liability for all the notes that became convertible, including the notes issued in prior years, during the three months ended March 31, 2025, amounted to $141,456, and $50,000 of the value assigned to the derivative liability was recognized as a debt discount to the notes while the balance of $91,456 was recognized as a “day 1“ derivative loss.

NOTE 7 – DERIVATIVE LIABILITITES

Fair Value Assumptions Used in Accounting for Derivative Liabilities

ASC 815 requires us to assess the fair market value of derivative liabilities at the end of each reporting period and recognize any change in the fair market value as other income or expense. The Company determined our derivative liabilities to be a Level 3 fair value measurement and used the Black-Scholes pricing model to calculate the fair value as of issuance date and March 31 2025.

The Black-Scholes model, which requires six basic data inputs: the exercise or strike price, time to expiration, the risk-free interest rate, the current stock price, the estimated volatility of the stock price in the future, and the dividend rate. Changes to these inputs could produce a significantly higher or lower fair value measurement. The current stock price is based on historical issuances. Expected volatility is based on the historical stock price volatility of comparable companies’ common stock, as our stock does not have sufficient historical trading activity. Risk free interest rates were obtained from U.S. Treasury rates for the applicable periods.

The following table summarizes the changes in the derivative liabilities related to convertible note and warrants during the three months ended March 31, 2025:

Three Months ended
March 31
2025
Expected conversion price	$0.00072 - 0.00084
Expected term	0.12 -0.75 years
Expected average volatility	245% - 265%
Expected dividend yield	-
Risk-free interest rate	4.03% -4.13%

For the three months ended March 31, 2025, the estimated fair values of the liabilities measured on a recurring basis are as follows:

Fair Value Measurements Using Significant Observable Inputs (Level 3)

Balance - December 31, 2024	$105,337

Addition of new derivatives recognized as debt discounts	50,000
Addition of new derivatives recognized as loss on derivatives	91,456
Change in fair value of the derivative	(140,272)
Balance - March 31, 2025	$106,521

The aggregate loss on derivatives during the three months ended March 31, 2025 and 2024 as follows:

	Three Months Ended
	March 31,
	2025	2024
Day one loss due to derivative liabilities on convertible note	$91,456	$-
(Gain) loss on change in fair value of the derivative liabilities	(140,272)	115,296
	$(48,816)	$115,296

NOTE 8 – STOCKHOLDERS’ EQUITY

Authorized Capital Stock

Effective February 28, 2025, the Company amended its articles of incorporation to increase the number of authorized common shares to 15,000,000,000.

The Company has authorized 15,000,000,000 shares of common stock with a par value of $0.0001 per share and 24,000,000 shares of Preferred Stock with a par value of $0.0001 per share. The Company shall have the authority to issue the shares of Preferred Stock in one or more series with such rights, preferences and designations as determined by the Board of Directors of the Company.

Series A Preferred Stock

Effective February 24, 2025, the Company amended the Designation of the Series A Preferred Stock to restore voting rights previously eliminated. Pursuant to the amendment, Holders of the Series A Preferred Stock shall have the right to vote on any matters brought before the stockholders of the Company for a vote as a single class. Each share of Series A Preferred Stock shall have the equivalent voting power of 10,000 shares of Company Common Stock.

The Company has designated 4,000,000 preferred shares, par value $0.0001, as Series A Preferred Stock.

The Series A Preferred Stockholders are not entitled to any dividends, or mandatory conversion right or liquidation preference, however, they do have a voluntary conversion right.

Holders of the Company’s Series A Preferred Stock shall have the right to convert at a ratio of 0.025 share of the Company’s common stock for 1 share of the Company’s Series A Preferred Stock (subject to adjustments relating to stock splits, distributions, mergers, consolidation, exchange of shares, recapitalization, reorganization, or other similar event). “Conversion Period” shall mean the period commencing on the earlier of (i) six months after the SEC declares the Company’s Registration Statement on Form S-1 No. 333-269489 effective and (ii) the first anniversary of this unanimous written consent and ending on the fifth anniversary of this unanimous written consent. The conversion right of the Series A Shareholders shall become valid and in force when the SEC declares the Company’s Registration Statement on Form S-1 No. 333- 269489 effective

As of March 31, 2025, and December 31, 2024, 4,000,000 shares of Series A Preferred Stock were issued and outstanding.

Series B Preferred Stock

Effective September 27, 2023, the Company has amended the certificate of designation to authorize 3,000 preferred shares, par value $0.0001, as Series B Preferred Stock. Series B Preferred Stock has no voting rights but shall be mandatorily converted into common stock with voting rights upon the completion of our initial public offering or our change of control. The Series B Preferred Stockholders are not entitled to any dividends.

In January 2024, the Company issued an aggregate of 605 shares of our Series B Preferred Stock to several individuals for $605,000. In February 2024, 1,910 shares of Series B Preferred Stock were converted into 691,404 shares of common stock upon the closing of the IPO.

As of March 31, 2025, and December 31, 2024, 0 shares of Series B Preferred Stock were issued and outstanding.

Series C Convertible Preferred Stock

On August 2, 2024, the Company issued a Certificate of Designation of Series C Convertible Preferred Stock designating 7,000 shares of its authorized and unissued preferred stock as Series C Preferred Stock with a stated value of $1,000.00 per share (the “Stated Value”). The Series C Convertible Preferred Stock sets forth the rights, preferences and limitations of the shares of Series C Preferred Stock.

The following is a summary of the terms of the Series C Preferred Stock:

●	Dividends. The holders of Series C Preferred Stock will be entitled to receive dividends, based on the Stated Value, at a rate of eight percent (8%) per annum, which dividends shall be paid by the Company out of funds legally available therefor, payable in shares of common stock or, at the option of the Company, cash on the stated value of such Series C Preferred Stock at the applicable dividend rate. Dividends on the Series C Preferred Stock shall commence accruing on the issuance date and shall be computed on the basis of a 360-day year and twelve 30-day months (with 1 year of dividends being guaranteed and deemed earned in full and payable on the first conversion date). From and after the occurrence and during the continuance of any Triggering Event the rate shall automatically be increased to twelve percent (12.0%) per annum.

●	Voting Rights. The Series C COD provides that holders of Series C Preferred Shares shall have the right to vote on all matters presented to the stockholders for approval together with the shares of Common Stock, voting together as a single class, on an “as converted” basis, other than in regards to the Exchange Limitation.

●	Liquidation. In addition, upon any liquidation, dissolution or winding-up of the Company, prior and in preference to the Common Stock, holders of Series C Preferred Stock shall be entitled to receive out of the assets available for distribution to stockholders before any amount shall be paid to the holders of any of shares of Junior Stock, but pari passu with any Parity Stock then outstanding, an amount per Preferred Share equal to the greater of (A) 120% of the Stated Value of such Preferred Share and (B) the amount per share such Holder would receive if such Holder converted such Preferred Share into Common Stock immediately prior to the date of such payment

●	Conversion. The number of shares of Common Stock issuable upon conversion of any share of Series C Preferred Stock shall be determined by dividing (x) the Conversion Amount of such Preferred Share by (y) the Conversion Price (the “Conversion Rate”):

(i)	“Conversion Amount” means, with respect to each Share, as of the applicable date of determination, the sum of (1) 120% of the Stated Value plus (2) the Additional Amount thereon and any accrued and unpaid late charges with respect to such Stated Value and Additional Amount as of such date of determination.

(ii)	“Conversion Price” means, with respect to each Share, as of any Conversion Date or other date of determination, an initial price of $0.15, subject to further adjustment as provided herein. On each Reset Date, the Conversion Price shall be adjusted to equal the lower of (a) the Conversion Price then in effect (after taking into account and adjusting pursuant to Section 8(b)) and (b) 100% of the applicable Reset Price, determined as of the applicable date of determination; provided that, the Conversion Price shall not be lower than the Floor Price (as defined below). In the event that the number of Conversion Shares (as defined below) subject to a conversion would exceed the Exchange Limitation (as defined below) prior to the Exchange Limitation Date (as defined below), in aggregate with any prior conversions of the Preferred Shares or other issuances of shares of Common Stock that would be subject to the Exchange Limitation, then the Conversion Price shall not be less than the “Minimum Price” as such term is defined in Rule 14.10(i)(4) of the Rules of the BZX Exchange operated by Cboe Global Markets, Inc. (the “Minimum Price”); provided that, the Company shall, promptly following the Second Closing Date, take all corporate action necessary to call a meeting of its stockholders (the “Stockholders’ Meeting”), which shall occur not later than sixty (60) days from the Second Closing Date, for the purpose of seeking approval of the Company’s stockholders with respect to, inter alia, the issuance of all of the Preferred Shares and Conversion Shares, all as may be required by the applicable rules and regulations of the Principal Market (or any successor entity) (the “Stockholder Approval”). In connection therewith, the Company shall as soon as reasonably practicable after the Second Closing Date file with the SEC proxy materials (including a proxy statement and form of proxy) for use at the Stockholders’ Meeting and, after receiving and promptly responding to any comments of the SEC thereon, shall as soon as reasonably practicable mail such proxy materials to the stockholders of the Company. The Company will comply with Section 14(a) of the 1934 Act and the rules promulgated thereunder in relation to any proxy statement (as amended or supplemented, the “Proxy Statement”) and any form of proxy to be sent to the stockholders of the Company in connection with the Stockholders’ Meeting. The Company’s board of directors shall recommend to the Company’s stockholders that the stockholders vote in favor of the proposals for Stockholder Approval at the Stockholders’ Meeting and take all commercially reasonable action (including, without limitation, the hiring of a proxy solicitation firm of nationally recognized standing) to solicit stockholder votes in respect of the Stockholder Approval. If the Company does not obtain Stockholder Approval at the Stockholders’ Meeting, the Company shall call a meeting every ninety (90) days thereafter to seek Stockholder Approval until the date that Stockholder Approval is obtained (the “Exchange Limitation Date”). In the event that the Conversion Price on a Conversion Date would have been less than the applicable Minimum Price or Floor Price if not for the Company obtaining Stockholder Approval, then on any such Conversion Date the Stated Value shall automatically be increased by an amount equal to the product obtained by multiplying (A) the higher of (I) the highest price that the Common Stock trades at on the Trading Day immediately preceding such Conversion Date and (II) the applicable Conversion Price and (B) the difference obtained by subtracting (I) the number of shares of Common Stock delivered (or to be delivered) to the Holder on the applicable Conversion Date with respect to such conversion of Preferred Shares from (II) the quotient obtained by dividing (x) the applicable Conversion Amount that the Holder has elected to be the subject of the applicable conversion of Preferred Shares, by (y) the applicable Conversion Price. Notwithstanding anything to the contrary herein, the Conversion Price shall not be less than the Floor Price, which shall not be subject to any adjustment

●	Redemption. Upon the occurrence of a Triggering Event, each Holder shall (in addition to all other rights it may have hereunder or under applicable law) have the right, exercisable at the sole option of such Holder, to require the Company with respect to each share of Preferred Stock to redeem each share of Preferred Stock then held by such Holder for a redemption price, in cash, equal to 130% of the Stated Value plus the Additional Amount as of the Company Optional Redemption Date (the “Triggering Redemption Amount”). After the occurrence of a Triggering Event, the Dividend Rate on all of the outstanding Preferred Stock held by such Holder shall be increased to 18% per annum thereafter. The Triggering Redemption Amount, in cash or in shares of Common Stock, shall be due and payable or issuable, as the case may be, within five (5) Trading Days of the date on which the notice for the payment therefor is provided by a Holder (the “Triggering Redemption Payment Date”. At any time after the Initial Issuance Date, the Company shall have the right to redeem all or any portion of the Preferred Shares then outstanding (the “Company Optional Redemption Amount”) on the Company Optional Redemption Date (each as defined below) (a “Company Optional Redemption”). The Preferred Shares subject to redemption pursuant to this Section 11(b) shall be redeemed by the Company in cash at a price (the “Company Optional Redemption Price”) equal to 120% of the Stated Value plus the Additional Amount as of the Company Optional Redemption Date.

As of March 31, 2025, and December 31, 2024, 0 shares of Series C Convertible Preferred Stock were issued and outstanding.

Series D Redeemable Preferred Stock

On August 2, 2024, the Company issued a Certificate of Designation of Series D Preferred Stock designating 20,000 shares of its authorized and unissued preferred stock as Series D Preferred Stock with a stated value of $0.0001 per share (the “Stated Value”). The Series D Preferred Stock sets forth the rights, preferences and limitations of the shares of Series D Preferred Stock. The defined terms not otherwise defined below are as defined in the Series D Preferred Stock.

The following is a summary of the terms of the Series D Preferred Stock:

●	Dividends. Under the terms of the Series D Preferred Stock, the Company shall not pay any dividends on the Series D Preferred Stock.

●	Voting Rights. Each share of Series D Preferred Stock shall entitle the holder thereof (a) to vote exclusively with respect to the Reverse Stock Split proposal at the Company’s next stockholder meeting following the Original Issue Date (and the Series D Preferred Stock shall not be entitled to vote on any other matter except to the extent required under Title 17 of the Wyoming Statutes or provided herein) and (b) to 10,000 votes per each share of Series D Preferred Stock and shall, except as required by law, vote together with the Common Stock and any other issued and outstanding shares of preferred stock of the Company that are entitled to vote thereon, as a single class. Notwithstanding the foregoing, in addition, as long as any shares of Series D Preferred Stock are outstanding, the Company shall not, without the affirmative vote of the Holders of a majority of the then outstanding shares of the Series D Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series D Preferred Stock or alter or amend this Certificate of Designation, (b) amend the Articles of Incorporation or other charter documents of the Company in a manner adverse to the Holders, (c) increase the number of authorized shares of Series D Preferred Stock, or (d) enter into any agreement with respect to any of the foregoing.

●	Liquidation. In addition, upon any liquidation, dissolution or winding-up of the Company, prior and in preference to the Common Stock, the Holders shall be entitled to receive out of the assets available for distribution to stockholders an amount in cash equal to 120% of the aggregate Stated Value of all shares of Series D Preferred Stock held by such Holder

●	Redemption. On the earlier of the date on which (i) the Company obtains Stockholder Approval and (ii) the SPA is terminated prior to the Second Closing, the Company shall immediately redeem, out of funds legally available therefor, each of the Series D Preferred Stock then outstanding at a redemption price equal to the Redemption Price, without the requirement for any notice or demand or other action by any Holder or any other person or entity, provided that a Holder may, in its sole discretion, waive such right to receive payment on the date of Stockholder Approval or such termination, in whole or in part, and any such waiver shall not affect any other rights of such Holder or any other Holder hereunder. Upon receipt of full payment in cash for a complete redemption, each Holder will promptly submit to the Company such Holder’s Series D Preferred Stock certificates, if any, and such redeemed shares shall no longer be deemed to be outstanding.

As of March 31, 2025, and December 31, 2024, 0 shares of Series D Redeemable Preferred Stock were issued and outstanding.

Common Stock

Each share of Common Stock entitles the holder to one vote, in person or proxy, on any matter on which an action of the stockholders of the Company is sought.

During the three months ended March 31, 2024, the Company had the following common stock transactions:

●	1,400,000 units, consisting of 1 common share, 1 Series A Warrant and 1 Series B Warrant, at a price of $4.25 per unit for gross proceeds of $5,950,000, from the IPO. After underwriting fees and discounts the net proceeds to the Company amounted to $5,324,000.

●	143,262 shares issued for settlement to related and unrelated parties for accounts payable, valued at $286,808. Amounts settled to related parties were $77,095 (38,404 shares) to our CEO, $95,165 (47,584 shares) to our Chief Product Officer, and $21,250 (10,625 shares) to a company owned by our CFO.

●	1,801,880 shares issued, with a fair value of $7,657,990, for settlement of convertible notes and accrued interest.

●	8,920,700 shares issued for the cashless exercise of 651,929 warrants.

During the three months ended March 31, 2025, the Company had the following common stock transactions:

●	148,186,387 shares issued for cashless exercise of 22,300 Series B warrants.

●	33,811,286 shares issued for cashless exercise of 14,000 Series C warrants.

●	101,855,000 shares issued for partial settlement of debt (see Note 12).

As of March 31, 2025, and December 31, 2024, 584,065,699 and 300,213,026 shares of common stock were issued and outstanding, respectively.

NOTE 9 – STOCK-BASED COMPENSATION

During the three months ended March 31, 2025, and 2024, stock-based compensation was recognized as follows:

	March 31,	March 31,
	2025	2024
Professional fees -restricted stock awards	$-	$153,000
	$-	$153,000

The Company valued compensation expenses to employees based on fair value of common stock using a weighted average price of shares issued to unrelated parties for cash and compensation multiplied by the number of shares issued to the employees.

Warrants

During the three months ended March 31, 2025, the Company did not issue warrants. During the year ended December 31, 2024, the Company issued warrants as follows;

●	1,609,900 series A warrants with exercise price of $5.53 and the term of 5 years

●	1,610,000 series B warrants with exercise price of $8.50 and the term of 5 years

●	495,076 Series C warrants with exercise price of $8.50 and the term of 5 years

A summary of the activity of the warrants during the three months ended March 31, 2025, as follows:

	Warrants Outstanding		Weighted Average
	Number of	Weighted Average	Remaining life
	Warrants	Exercise Price	(years)
Outstanding, December 31, 2024	1,846,352	$5.48	3.73
Granted	-	-	-
Expired / cancelled	-	-	-
Exercised	(36,300)	8.50	-
Outstanding, March 31, 2025	1,810,052	$5.42	3.47

The intrinsic value of the warrants as of March 31, 2025, is $0. All the outstanding warrants are exercisable as of March 31, 2025.

NOTE 10 – RELATED PARTY TRANSACTIONS

Operating expense related party

During the three months ended March 31, 2025, and 2024, the Company incurred approximately $0 and $30,000, respectively, in investor marketing and relations services from a company owned by the former chief strategy officer.

Related party payable

On August 1, 2022, the Company entered into a lending arrangement with a related party, the prior owner of Click Fish Media. The loan is for a two (2) year term and accrued simple annual interest at a rate of 5% per annum. As of March 31, 2025, and December 31, 2024, the remaining note payable balance was $77,251 and $77,251, respectively, which includes all outstanding principle and accrued interest.

Related party management fees

During the three months ended March 31, 2025, and 2024, 47 Capital Management LLC, an entity wholly owned by the former CFO, billed the Company $0 and $0 and the Company paid $0 and $5,000, respectively. 47 Capital Management LLC provide outsourced CFO services.

During the three months ended March 31, 2025, and 2024, Thornhill Advisory Group, Inc., an entity majority owned by the former CFO, billed the Company $0 and $110,000, respectively and the Company paid $0 and $110,000 respectively. Thornhill Advisory Group provided financial consulting services from May 2023 through October 2023. From November 2023 through December 2024, Thornhill Advisory Group, Inc. provided outsourced CFO services.

During the three months ended March 31,2025, SGT Teams, an entity wholly owned by the Company’s CEO, billed the Company management fees of $33,277 and the Company paid $39,500.

Related party debt conversion to common stock

In January 2024, 38,404 shares, valued at $2.00 per share, for a total value of $77,095 were issued to our CEO for settlement to related parties for accounts payable.

In January 2024, 47,584 shares, valued at $2.00 per share, for a total value of $95,165 were issued to our Chief Product Officer for settlement to related parties for accounts payable.

In January 2024, 10,625 shares, valued at $2.00 per share, for a total value of $21,250 were issued to a company owned by our CFO for settlement to related parties for accounts payable.

Repaid due to related parties

During the three months ended March 31, 2025, the Company repaid $21,729 due to related parties.

NOTE 11 – LEGAL PROCEEDINGS

From time to time, we may be involved in various disputes and litigation matters that arise in the ordinary course of business.

On December 20, 2023, an individual filed a putative class action lawsuit against a customer of the Company that was using the Company’s DISA’s. Shortly thereafter, the individual filed a first amended complaint (FAC) adding the Company as a party. The FAC states that Plaintiff’s phone number has been on the National Do-Not-Call Registry since 2009. Despite this, Plaintiff alleges he received two prerecorded calls from the Company on behalf of its Customer on October 10 and November 28, 2023. Based on these alleged violations, Plaintiff asserts that the Company violated the Telephone Consumer Protection Act’s (TCPA) prerecorded call provision and the South Carolina Telephone Privacy Protection Act. In response to the FAC, both the Company and its Customer filed a motion to dismiss and motion to strike the class allegations. The motions are fully briefed, but the Court has yet to issue a ruling. The parties each exchanged discovery responses. The parties agreed to attend mediation on October 15, 2024. The Company denies liability and intends to continue to vigorously defend any action, although the probability of a favorable or unfavorable outcome is difficult to estimate as of this date. The result or impact of such allegations are uncertain, including whether or not they could result in damages and/or awards of attorneys’ fees or expenses.

ProofPositive LLC (“ProofPositive”) commenced an arbitration (“Arbitration”) before the American Arbitration Association (“AAA”) against the Company, Brian Podolak and his wife (under a pseudonym) (“Respondents”) on or about May 31, 2024. In the Arbitration, ProofPositive asserted a number of claims, including claims under the Arizona Securities Act, arising from Respondents’ alleged failure to pay sums purportedly due under a loan agreement and promissory note, an addendum and consulting agreement. The Company denies liability and intends to continue to vigorously defend any action, although the probability of a favorable or unfavorable outcome is difficult to estimate as of this date. The result or impact of such allegations are uncertain, including whether or not they could result in damages and/or awards of attorneys’ fees or expenses.

Carstens, Allen & Gourley, LLP (“Carstens”) commenced an action before the Texas Civil Court against the Company on or about August 12, 2024 (“Lawsuit”). In the Lawsuit, Carstens alleges that the Company was in breach of contract by failure and refusal to pay attorneys’ fees that it owes to Carstens. The Company has entered into settlement negotiations with Carstens. In December, 2024, Carstens filed for a default judgement for the unpaid fees. The Company is negotiating with Carstens for a mutually acceptable settlement. In April 2025, the Company reached a settlement agreement, to pay to Carstens the total sum of $160,000 in 13 payments. Upon signing the settlement, Carstens filed with the courts to dismiss the lawsuit

On December 16, 2024, MAI Voice GCO, LLC filed a verified complaint alleging breach of contract and seeking $32,090. The Company denies liability and intends vigorously defend the action that was brought, although the probability of a favorable or unfavorable outcome is difficult to estimate as of this date. The result or impact of such allegations are uncertain, including whether or not they could result in damages and/or awards of attorneys’ fees or expenses.

In March 2025, Berkowitz Pollack & Brant Advisors filed a lawsuit against the Company for unpaid professional fees in the amount of $48,057.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become subject to threatened and/or asserted claims arising in the ordinary course of business. Management is not aware of any matters, either individually or in the aggregate, that are reasonably likely to have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

On March 6, 2025, the Company entered into a settlement liquidated damages of $500,000 to be paid in common stock of the Company with an investor in conjunction with default of issuance common stock on time related to warrants. The Company recognized $500,000 as liquidated damages payable to an investor. For the three months ended March 31, 2025, the Company issued 78,855,000 shares of common stock valued at $133,297 for partial settlement liabilities of $500,000 and recognized loss on settlement debt of $44,727.

On March 20, 2025, the Company entered into a settlement liquidated damages of $210,375 to be paid by issuance of 140,000,000 shares of common stock with an investor in conjunction with default of issuance common stock on time related to 3,400 Series C of warrants. The Company recognized $210,375 as liquidated damages payable to an investor. For the three months ended March 31, 2025, the Company issued 23,000,000 shares of common stock valued at $34,500 for partial settlement liabilities of $210,375 and recognized gain on settlement of debt of $62.

As of March 31, 2025, the Company recorded liquidated damages payable of $587,243.

NOTE 13 – PREPAID EXPENSE

As of March 31, 2025, and December 31, 2024, prepaid expenses consisted of the following:

	March 31,	December 31,
	2025	2024
Prepaid operating expense	$41,652	$53,627
Prepaid insurance	-	23,449
Prepaid expense	$41,652	$77,076

NOTE 14 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date these consolidated financial statements were available to be issued. Based on our evaluation no material events have occurred that require disclosure, except as follows:

Financial Matters

On May 13,2025, the Company entered into a Senior Secured Convertible Note with a principal amount of $3,333,333 including $333,333 debt discount at a 10% interest rate per annum with maturity date of twelve (12) months after the original issue date of the Convertible Note. The principal amount to be paid in one or more tranches. In addition, the Company entered into a share purchase warrant agreement with the noteholder for warrant shares of 611,111,111 with an exercise price of $0.001 per share for a period of 5 years. In May 2025, the Company obtained a principal amount of $250,000 including $25,000 debt discount.

During April and May 2025, the Company issued 116,400,000 shares of common stock in connection with settlement agreement dated March 3,2025 with an investor for partial settlement liquidated damages of $500,000.

In June 2025, the Company issued 92,000,000 shares of common stock in connection with settlement agreement dated March 25,2025 with an investor for partial settlement liquidated damages of $210,375.

During April and May 2025, the Company issued 178,775,882 shares of common stock for cashless exercise of 6,302 Series B warrants.

In May 2025, the Company issued 215,872,894 shares of common stock to two investors for conversion partial principal and accrued interest note payable of $91,365.

Legal Matters

In April 2025, the Company settled a lawsuit previously filed against the Company by Carstens Allen and Gourley. The Company agreed to pay to Carstens the total sum of $160,000 in 13 payments. Upon signing the settlement, Carstens filed with the courts to dismiss the lawsuit.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Vocodia Holdings Corp. (VHAI) Opinion on the Financial Statements

We have audited the accompanying balance sheets of Vocodia Holdings Corp. (VHAI) (the "Company") as of December 31, 2024, the related statements of operations, stockholders' equity, and cash flows, for the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of at December 31, 2024, and the results of its operations and its cash flows for the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial doubt about Company’s ability to continue as a going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring losses from operations, has a significant accumulated deficit, operates out of a shared business location, and currently has no employees. Furthermore, the Company continues to experience negative cash flows from operations. The Company’s ability to continue as a going concern is dependent upon its capacity to raise additional capital through equity or debt financing. However, there is no assurance that such funding will be available from external sources. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the date the financial statements are issued. Management’s plans to address these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Accounting for Proceeds from Convertible Note and Related Financial Statement Impact

During the audit of the Company’s financial statements for the year ended December 31, 2024, a critical audit matter was identified related to the accounting treatment of a $50,000 deposit received on November 12, 2024. The deposit represented proceeds from a convertible note issued with an Original Issue Discount (OID), but was erroneously recorded by the Company as a collection against an outstanding accounts receivable (A/R) invoice.

New York Office: 1270, Ave of Americas, Rockefeller Center, FL7, New York – 10020, USA +1 (646) 387 - 2034	Corporate Office: “Pipara Corporate House” Near Bandhan Bank Ltd., Netaji Marg, Law Garden, Ahmedabad - 380006	Dubai Office: 1011, B-Block, Mazaya Centre, Sheikh Zayed Rd - Al Wasl - Dubai - UAE	Mumbai Office: #3, 13th floor, Tradelink, ‘E’ Wing, A - Block, Kamala Mills, Senapati Bapat Marg, Lower Parel, Mumbai - 400013	Delhi Office: Green Park Desq Work, Gate No. 1, 49/1 Yusuf Sarai, Nr. Green Park Metro Station, Delhi - 110016	Hyderabad Office: 509, Sandhya Techno - 1, Opp. KIMS Hospital, Raidurgam, Hyderabad Telangana, India, 500036
naman@pipara.com	T: + 91 79 40 370370	info@pipara.com	E: pipara@pipara.com	chintan.jain@pipara.com	sharyansh.ranka@pipara.com

This matter was considered critical due to the extent of the misclassification and the resulting multiple misstatements across key financial statement accounts. The correction involved assessing appropriate classification between liabilities and receivables, evaluating the accounting for OID, accrued interest, and embedded derivative features. The complexity and judgment involved in correcting these areas required significant auditor effort and coordination with management to determine the appropriate accounting treatment.

How the Critical Audit Matter Was Addressed in the Audit

To address this matter, we performed the following audit procedures, among others:

Traced the $50,000 deposit to supporting bank records and verified the related convertible note agreement,

●	Reviewed and re-performed management’s correction journal entries to ensure proper reclassification of the proceeds from A/R to convertible notes payable,

●	Evaluated management’s accounting treatment of the OID, including the recognition and amortization of the debt discount and its impact on profit,

●	Tested the accrual of interest expense related to the 48-day period post-issuance,

●	Involved valuation specialists to assist in evaluating the embedded conversion features and the related recognition of a derivative liability in accordance with applicable accounting standards (ASC 815),

●	Assessed the adequacy of financial statement disclosures related to the convertible note, interest expense, and derivative liabilities.

Relevant Financial Statement Disclosures:

As discussed in Note 2 to the financial statements, the Company has restated its 2024 financial statements to correct a misstatement. We previously audited the financial statements as of and for the year ended December 31, 2024, and expressed an unqualified opinion in our report dated April 30, 2025. Our current opinion on the restated 2024 financial statements, as expressed herein, supersedes our previous report.

Other Matters

●	The financial statements of the Company for the year ended December 31, 2023, were not audited, reviewed, or compiled by us, and, accordingly, we do not express an opinion or any other form of assurance on the prior year’s financial statements or the opening balances as of January 1, 2024. As a result, we were unable to obtain sufficient appropriate audit evidence regarding the opening balances, and our audit of the current period’s financial statements does not extend to those balances.

●	We are not engaged to audit the Company's internal control over financial reporting. As part of our audit, we considered the Company’s internal control over financial reporting as a basis for designing our audit procedures, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.

●	We draw attention to the changes in the Company’s governance structure during calendar year 2024. The following individuals resigned from their designated executive or board positions:

○	Scott J. Silverman – Chief Financial Officer

○	Lourdes Felix – Independent Director

○	Randall Miles – Independent Director

○	Ned L. Siegel – Independent Director

As of the date of this report, the Audit Committee is no longer constituted, and the Board of Directors is composed solely of Mr. Brian Podolak (Chief Executive Officer) and Mr. James Sposato (Chief Technology Officer).

Our opinion is not modified in respect of this matter.

For, Pipara & Co LLP (6841)

We have served as the Company’s auditor since 2025. Place: Delhi, India

Date: June 17, 2025

Rosenberg Rich Baker Berman, P.A.	www.rrbb.com

265 Davidson Avenue, Suite 210 ● Somerset, NJ 08873-4120 ● Phone 908-231-1000 ● Fax 908-231-6894
111 Dunnell Road, Suite 100 ● Maplewood, NJ 07040 ● Phone 973-763-6363 ● Fax 973-763-4430

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Vocodia Holdings Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Vocodia Holdings Corp (the Company) as of December 31, 2023 and 2022, and the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting for ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures as described in Note 1 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Pipara & Co LLP.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring losses and negative cash flows from operations and is dependent on additional financing to fund operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Rosenberg Rich Baker Berman, P.A.

To the Board of Directors and Stockholders of
Vocodia Holdings Corp.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Rosenberg Rich Baker Berman, P.A.

We served as the Company’s auditor from 2023 to 2025.

Somerset, New Jersey

April 16, 2024

Vocodia Holdings Corp

Consolidated Balance Sheets

	December 31,	December 31,
	2024	2023
	(as restated)
ASSETS
Current Assets
Cash and cash equivalents	$281	$-
Accounts receivable, net	50,000	-
Prepaid expenses	77,076	12,770
Other current assets	1,000	-
Total Current Assets	128,357	12,770

Non-Current Assets
Property and equipment, net	18,912	23,267
Right-of-use assets	-	316,310
Deferred offering costs	-	4,085,726
Other assets	713	21,273
Total Non-Current Assets	19,625	4,446,576

TOTAL ASSETS	$147,982	$4,459,346

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accounts payable and accrued expenses	$1,945,207	$2,058,533
Contract liabilities	15,950	15,950
Related party payable	98,980	76,368
Note payable	40,000	25,000
Convertible notes payable, net	157,871	3,688,566
Derivative liability	105,337	1,922,879
Operating lease liability, current portion	-	106,833
Total Current Liabilities	2,363,345	7,894,129

Non-current Liability
Operating lease liability, less current portion	-	232,787
Total Non-Current Liability	-	232,787
TOTAL LIABILITIES	2,363,345	8,126,916

Commitments and contingencies	-	-

Shareholders’ Deficit
Preferred stock, $0.0001 par value; 24,000,000 shares authorized;
Series A Preferred Stock, 4,000,000 shares designated, $0.0001 par value; 4,000,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively	400	400
Series B Preferred Stock, 3,000 shares designated, $0.0001 par value; 0 and 1,305 shares issued and outstanding as of December 31, 2024, and 2023, respectively	-	-
Series C Convertible Preferred Stock, 7,000 shares designated, $0.0001 par value; 0 shares issued and outstanding as of December 31, 2024, and 2023	-	-
Series D Redeemable Preferred Stock, 20,000 shares designated, $0.0001 par value;0 shares issued and outstanding as of December 31, 2024, and 2023	-	-
Common stock, $0.0001 par value: 14,976,000,000 shares authorized; 300,213,026 and 4,234,747 shares issued and outstanding, as of December 31, 2024, and 2023, respectively	30,021	423
Additional paid-in capital	98,361,469	86,839,777
Accumulated deficit	(100,607,253)	(90,508,170)
Total shareholders’ deficit	(2,215,363)	(3,667,570)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$147,982	$4,459,346

See accompanying notes to consolidated financial statements.

Vocodia Holdings Corp

Consolidated Statements of Operations

	Years Ended
	December 31,
	2024	2023

Sales, net	$50,078	$256,385
Cost of Sales	105,954	220,777
Gross Profit (Loss)	(55,876)	35,608

Operating Expenses
General and administrative expenses	3,344,858	1,861,811
Salaries and wages	1,146,090	2,546,023
Research and development and other service providers	1,353,557	1,383,375
Total Operating Expenses	5,844,505	5,791,209

Operating Loss	(5,900,381)	(5,755,601)

Other Income (Expense)
Other income	16,083	-
Change in fair value of derivative liability	59,787	(186,294)
Loss on settlement of debt	(3,824,936)
Interest expense	(449,636)	(2,769,308)
Total Other Expense	(4,198,702)	(2,955,602)

Loss Before Taxes	(10,099,083)	(8,711,203)

Income Taxes	-	-
Net Loss	$(10,099,083)	$(8,711,203)

Basic and diluted loss per common share	$(0.02)	$(2.24)
Weighted average number of common shares outstanding - basic and diluted	634,640,861	3,897,075

See accompanying notes to consolidated financial statements.

Vocodia Holdings Corp

Consolidated Statements of Stockholders’ Equity (Deficit)

For the Years Ended December 31, 2024 and 2023

	Series A Preferred Shares		Series B Preferred Shares		Common Stock		Additional Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2023	4,000,000	$400	-	$-	3,094,054	$309	$83,434,035	$(81,796,967)	$1,637,777
Issuance of common stock and warrants for non-employee services	-	-	-	-	308,193	31	731,475	-	731,506
Employee common stock compensation	-	-	-	-	600,000	60	917,940	-	918,000
Common stock cancelled	-	-	-	-	(162,500)	(16)	16	-	-
Issuance of Series B Preferred stock	-	-	1,305	-	-	-	1,305,000	-	1,305,000
Issuance common stock for settlement of debt	-	-	-	-	275,000	27	420,723	-	420,750
Issuance common stock for restricted stock award	-	-	-	-	120,000	12	30,588	-	30,600
Net loss	-	-	-	-	-	-	-	(8,711,203)	(8,711,203)
Balance, December 31, 2023	4,000,000	$400	1,305	$-	4,234,747	$423	$86,839,777	$(90,508,170)	$(3,667,570)
Issuance of Series B Preferred stock	-	-	605	-	-	-	605,000	-	605,000
Common stock units issued for cash	-	-	-	-	1,400,000	140	5,372,647	-	5,372,787
Deferred offering costs	-	-	-	-	-	-	(4,110,101)	-	(4,110,101)
Issuance common stock for settlement of debt	-	-	-	-	143,262	15	286,793	-	286,808
Common stock issued for conversion of debt	-	-	-	-	1,801,880	180	7,657,810	-	7,657,990
Common stock issued for conversion of Series B Preferred Stock	-	-	(1,910)	-	691,404	69	(69)	-	-
Common stock issued for exercise of warrants	-	-	-	-	291,941,733	29,194	52,926	-	82,120
Series C warrants issued	-	-	-	-	-	-	1,503,514	-	1,503,514
Stock based compensation	-	-	-	-	-	-	153,000	-	153,000
Net loss	-	-	-	-	-	-	-	(10,027,091)	(10,027,091)
Balance, December 31, 2024	4,000,000	$400	-	$-	300,213,026	$30,021	$98,361,297	$(100,535,261)	$(2,143,543)

See accompanying notes to consolidated financial statements.

Vocodia Holdings Corp

Consolidated Statements of Cash Flows

	Years Ended
	December 31,
	2024	2023
	(as restated)
Operating activities:
Net Loss	$(10,099,083)	$(8,711,203)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation	6,486	5,919
Amortization of debt issuance costs	188,953	1,941,999
Stock-based compensation	153,000	1,680,106
Convertible note default penalty	146,054	485,412
Change in fair value of derivative liability	(59,787)	186,294
Loss on settlement of debt	3,824,936	-
Write-off of accounts payable	(60,861)	-
Changes in operating assets and liabilities:
Accounts receivable	(50,000)	-
Prepaid expenses and other assets	(65,306)	161,687
Other assets	20,560	(2,967)
Accounts payable and accrued expenses	598,797	1,746,490
Contract liability	-	(187,050)
Net change in operating right-of-use lease asset and liability	(23,310)	(3,015)
Cash used in operating activities	(5,419,561)	(2,696,328)

Investing activities:
Purchase of property and equipment	(2,131)	-
Cash used in investing activities	(2,131)	-

Financing activities:
Proceeds from issuance of common stock units	5,372,787	-
Deferred offering costs	(24,375)	(58,976)
Proceeds from exercise of warrants	82,120	-
Proceeds from issuance of Series B Preferred stock	605,000	1,305,000
Payment of debt issuance costs	-	(50,000)
Repayment to related party payable	(92,784)	(5,000)
Proceeds from related party payable	83,209	7,678
Proceeds from notes payable	70,000	-
Repayment of notes payable	(55,000)	-
Proceeds from convertible notes payable	184,000	800,000
Repayment of convertible notes payable	(802,984)	-
Cash provided by financing activities	5,421,973	1,998,702

Change in cash and cash equivalents	281	(697,626)
Cash and cash equivalents, beginning balances	-	697,626
Cash and cash equivalents, ending balances	$281	$-

Supplemental cash flow information:
Cash paid for interest	$109,088	$-
Cash paid for taxes	$-	$-

Non-Cash Investing and Financing Activities:
Initial derivative liabilities recognized as a debt discount	$49,828	$505,227
Common stock cancellation	$-	$16
Series C warrants issued	$1,503,514	$-
Issuance common stock for settlement of debt	$93,298	$-
Issuance common stock for settlement of debt - related party	$193,510	$-
Common stock issued for conversion of debt	$7,657,990	$-
Common stock issued for conversion of Series B Preferred Shares	$69	$-
Common stock issued for exercise of warrants	$29,194	$-
Warrants issued in conjunction with convertible debt	172	-
Common stock issued for settlement of legal fees for offering costs	$-	$420,750

See accompanying notes to consolidated financial statements.

VOCODIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

NOTE 1 – ORGANIZATION AND GOING CONCERN

Organization and Business Overview

The Company and Business: Vocodia Holdings Corp (“Vocodia” or “the Company”) was incorporated in the State of Wyoming on April 27, 2021 and is a conversational artificial intelligence (“AI”) technology provider. Vocodia’s technology is used to increase sales and drive conversions for its product or service.

Click Fish Media, Inc. (“CFM”) was incorporated in the State of Florida on November 29, 2019 and is an IT services provider.

On August 2, 2022, Vocodia purchased all outstanding shares of CFM held by an owner under common ownership for $10 in consideration. The Company determined that the acquisition met the requirements for accounting for the transaction as a transfer of an asset in accordance with Accounting Standards Codification (“ASC”) 805-50, common control transactions and is accounted for by Vocodia at the carrying value of the net assets transferred on a prospective basis. The transfer was not determined to be significant to the accounting and operations of Vocodia.

Going Concern

The Company’s consolidated financial statements are prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) of the United States including the assumption of a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as shown in the accompanying consolidated financial statements, the Company had a net loss of approximately $10.03 million, an accumulated deficit of $100.5 million, and used cash in operations of approximately $5.4 million for the year ended December 31, 2024 and negative working capital of $2.1 million. In February 2024, the Company completed an Initial Public Offering of its securities in which it raised $5.95 million in gross proceeds, before underwriting fees and expenses. The Company expects to continue to incur significant expenditures to develop its technology. As such, there is substantial doubt about the company’s ability to continue as a going concern.

Management recognizes that the Company must obtain additional resources to successfully develop its technology and implement its business plans. Through December 31, 2024, the Company has received funding in the form of indebtedness and from the sale stock subscriptions. Management plans to continue to raise funds and/or refinance our indebtedness to support our operations in 2024 and beyond. However, no assurances can be given that we will be successful. If management is not able to timely and successfully raise additional capital and/or refinance indebtedness, the implementation of the Company’s business plan, financial condition and results of operations will be materially affected These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

Description of Errors Corrected

Accounting for accounts receivable:

The Company recorded $50,000 cash proceeds from issuance convertible note as settlement of accounts receivable . The impact of this error on accounts receivable in the Consolidated Balance sheet as of December 31, 2024 and Consolidated Statements of Cash Flows for the year ended December 31, 2024 was $50,000.

Accounting for convertible note and related disclosure:

The Company missed to record convertible note and warrant and recorded as a collection of accounts receivable. The impact of this error on accounts receivable, convertible note, net, accrued interest and additional paid in capital in the Consolidated Balance sheet as of December 31, 2024 was $50,000, $15,333, $11,500 and $172; and the impact on changes in interest expense in the Consolidated Statement of Operations for the year ended December 31, 2024 was $1,150.

Accounting for derivative liability and related disclosure

The Company did not account for conversion feature and warrants properly. The impact of these errors on convertible notes payable, net and derivative liability in the Consolidated Balance Sheet as of December 31, 2024 was $105,337; and the impact on change in fair value of derivative liability, and amortization debt discount in the Consolidated Statements of Operations for the year ended December 31, 2024 were of $$19,323 and $15,333, respectively.

The effects of the correction of errors on the relevant financial statement line items are as follows:

Consolidated Balance sheets

	December 31, 2024
	As Filed	Adjustment	As restated
ASSETS
Current Assets
Accounts receivable, net	$-	$50,000	$50,000
Other current assets	78,357	50,000	128,357
Total Current Assets	$78,357	$50,000	$128,357

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accounts payable and accrued expenses	$1,944,057	$1,150	$1,945,207
Convertible notes payable, net	142,538	15,333	157,871
Derivative liability	-	105,337	105,337
Total Current Liabilities	2,241,525	121,820	2,363,345

Shareholders’ Equity (Deficit)
Additional paid-in capital	98,361,297	172	98,361,469
Accumulated deficit	(100,535,261)	(71,992)	(100,607,253)
Total shareholders’ deficit	$(2,143,543)	$(71,820)	$(2,215,363)

Consolidated Statements of Operations

	Year ended
	December 31, 2024
	As Filed	Adjustment	As restated
Other Income (Expense)
Change in fair value of derivative liability	$115,296	$(55,509)	$59,787
Interest expense	(433,153)	(16,483)	(449,636)
Total Other Income (Expense)	(4,126,710)	(71,992)	(4,198,702)

Loss Before Taxes	(10,027,091)	(71,992)	(10,099,083)
Net Loss	$(10,027,091)	$(71,992)	$(10,099,083)

Basic and diluted loss per common share	$(0.02)	$(0.00)	$(0.02)
Weighted average number of common shares outstanding - basic and diluted	634,640,861	(83,302,665)	551,338,196

Consolidated Statements of Cash Flows

	Year ended
	December 31, 2024
	As Filed	Adjustment	As restated
Operating activities:
Net Loss	$(10,027,091)	$(71,992)	$(10,099,083)
Adjustments to reconcile net loss to cash used in operating activities:
Amortization of debt issuance costs	173,620	15,333	188,953
Convertible note default penalty	146,054	-	146,054
Change in fair value of derivative liability	(115,296)	55,509	(59,787)
Changes in operating assets and liabilities:
Accounts receivable	-	(50,000)	(50,000)
Accounts payable and accrued expenses	597,647	1,150	598,797
Cash used in operating activities	(5,369,561)	(50,000)	(5,419,561)

Financing activities:
Proceeds from convertible notes payable	134,000	50,000	184,000
Cash provided by financing activities	5,371,973	50,000	5,421,973

Non-Cash Financing Activities:
Initial derivative liabilities recognized as a debt discount	$-	$49,828	$49,828
Warrants issued in conjunction with convertible debt	$-	$172	$172

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements and related disclosures have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The financial statements have been prepared using the accrual basis of accounting in accordance with GAAP.

Basis of Consolidation

The financial statements have been prepared on a consolidated basis with those of the Company’s wholly owned subsidiaries, Vocodia FL, LLC, Vocodia JV, LLC, and CFM. All intercompany transactions and balances have been eliminated in consolidation.

Reclassification

Certain accounts from prior periods have been reclassified to conform to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and judgments will also affect the reported amounts for certain expenses during the reporting period. Actual results could differ from these good faith estimates and judgments Significant estimates are contained in the accompanying financial statements for the valuation of derivatives, the valuation allowance on deferred tax assets, share-based compensation, useful lives for depreciation and amortization of long-lived assets, and the incremental borrowing rate used on right-of-use asset.

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts and money market funds with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value. At December 31, 2024 and 2023, the Company did not have any cash equivalents.

Periodically, the Company may carry cash balances at financial institutions in excess of the federally insured limit of $250,000 per institution. The amount in excess of the FDIC insurance as of December 31, 2024 and 2023 was approximately $0 and $0 respectively. The Company has not experienced losses on these accounts and management believes, based upon the quality of the financial institutions, that the credit risk with regard to these deposits is not significant.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for major betterments and additions are charged to the property and equipment accounts, while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are charged to expense. The carrying amounts of assets that are sold or retired and their related accumulated depreciation are removed from the accounts in the year of disposal, and any resulting gain or loss is reflected in income. Depreciation is calculated on straight-line basis with estimated useful lives as follows:

Furniture and fixtures	7 years
Computer equipment	5 years

Revenue Recognition

The Company recognizes revenue in an amount that reflects the consideration to which it expects to be entitled in exchange for the transfer of promised goods or services to customers. The Company follows a five-step process to achieve this core principle: (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company’s revenues are currently derived from three sources: (1) implementation fees, (2) offering its software as a service on a recurring monthly basis, and (3) generation and verification of leads. Implementation fees are charged for setting up or calibrating its software so that the AI can be used by the customer for its particular use case and are usually a one-time cost. The Company’s contracts with customers are structured with stated prices per service performed, which are not subject to uncertainty or probability of significant reversal; thus, do not represent variable consideration. The recurring monthly fees are charged for the ongoing use of the AI to continue to call/prospect for the Company’s customers, and are charged on a monthly recurring basis. The Company awards discounts to its customers on a discretionary basis. The Company will consider additional revenue streams as its technology develops and new opportunities present.

Research and Development and Software Development Costs

Research and development costs are expensed as incurred. In accordance with Financial Accounting Standards Board (“FASB”) ASC 350-40, Internal Use Software, the Company capitalizes certain internal use software development costs associated with creating and enhancing internally developed software related to its platforms. Software development activities generally consist of three stages (i) the research and planning stage, (ii) the application and development stage, and (iii) the post-implementation stage. Costs incurred in the planning and postimplementation stages of software development, or other maintenance and development expenses that do not meet the qualification for capitalization are expensed as incurred. Costs incurred in the application and infrastructure development stage, including significant enhancements and upgrades, are capitalized. These costs include personnel expenses for employees or consultants who are directly associated with and who devote time to software projects, and external direct costs of materials obtained in developing the software. These software developments and acquired technology costs will be amortized on a straight-line basis over the estimated useful life upon the “go-live” date. The Company did not capitalize any of its costs associated with the development of its software as technological feasibility was established within a short time frame from the software’s general availability.

Fair Value of Financial Instruments

The Company follows accounting guidelines on fair value measurements for financial instruments measured on a recurring basis, as well as for certain assets and liabilities that are initially recorded at their estimated fair values. Fair Value is defined as the exit price, or the amount that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The Company uses the following three-level hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs to value its financial instruments:

●	Level 1: Observable inputs such as unadjusted quoted prices in active markets for identical instruments.

●	Level 2: Quoted prices for similar instruments that are directly or indirectly observable in the marketplace.

●	Level 3: Significant unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires a significant judgment or estimation.

Financial instruments measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires the Company to make judgments and consider factors specific to the asset or liability. The use of different assumptions and/or estimation methodologies may have a material effect on estimated fair values. Accordingly, the fair value estimates disclosed, or initial amounts recorded, may not be indicative of the amount that the Company or holders of the instruments could realize in a current market exchange.

The carrying amounts of the Company’s financial instruments including cash and cash equivalents, prepaid expenses, accounts payable, accrued liabilities and convertible debt approximate fair value due to the short-term maturities of these instruments.

Set out below are the Company’s financial instruments that are required to be remeasured at fair value on a recurring basis and their fair value hierarchy as of December 31, 2023 (non for December 31,2024) see Note 7:

December 31, 2023	Level 1	Level 2	Level 3	Carrying Value
Liabilities:
Derivative Liability – Warrants	$-	$-	$1,698,135	$1,698,135
Derivative Liability – Conversion feature	-	-	224,744	224,744
Total Liabilities	$-	$-	$1,922,879	$1,922,879

Long-Lived Assets

The Company reviews its long-lived assets for possible impairment at least annually, and more frequently if circumstances warrant. Impairment is determined to exist when estimated amounts recoverable through future cash flows from operations on an undiscounted basis, are less than long-lived assets carrying value. If a long-lived asset is determined to be impaired, it is written down to its estimated fair value to the extent that the carrying amount exceeds the fair value of the long-lived asset. The Company did not recognize any impairment losses on long-lived assets during the years ended December 31, 2024 and 2023.

Deferred Offering Costs

Pursuant to ASC 340-10-S99-1, costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. Deferred offering costs consist of underwriting, legal, accounting, and other expenses incurred through the balance sheet date that are directly related to the proposed public offering. Should the proposed public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be expensed.

As of December 31, 2024 and 2023, deferred offering costs consisted of the following:

	December 31,	December 31,
	2024	2023
General and administrative expenses	$-	$153,976
Share-based equity compensation	-	3,931,750
	$-	$4,085,726

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2024, and 2023 were $398,753 and $78,097, respectively.

Share-Based Compensation

The Company accounts for employee and non-employee stock awards under ASC 718, Compensation – Stock Compensation, whereby equity instruments issued to employees for services are recorded based on the fair value of the instrument issued and those issued to nonemployees are recorded based on the fair value of the consideration received or the fair value of the equity instrument, whichever is more reliably measurable. Equity grants are amortized on a straight-line basis over the requisite service periods, which is generally the vesting period. If an award is granted, but vesting does not occur, any previously recognized compensation cost is reversed in the period related to the termination of service. Further information regarding share-based compensation can be found in Note 9.

Income Taxes

The Company accounts for income tax under the provisions of ASC 740, Income Taxes. The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. At December 31, 2024 and 2023, the Company had no liabilities for uncertain tax positions. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company’s tax years subject to examination by tax authorities generally remain open for three (3) years from the date of filing.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

Leases

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities - current, and operating lease liabilities - noncurrent on the balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our balance sheets. The Company did not utilize any financing that required recognition of finance leases during the years ended December 31, 2024 and 2023.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Leases with a lease term of 12 months or less at inception are not recorded on our balance sheet and are expensed on a straight-line basis over the lease term in our statement of operations We have elected not to separate lease and non-lease components for any class of underlying asset.

The Company determines the present value of minimum future lease payments for operating leases by estimating a rate of interest that it would have to pay to borrow on a collateralized basis over a similar term, an amount equal to the lease payments and a similar economic environment (the “incremental borrowing rate” or “IBR”).

The Company determines the appropriate IBR by identifying a reference rate and making adjustments that take into consideration financing options and certain lease-specific circumstances. For the reference rate, the Company used the seven-year mortgage interest rate.

Convertible Notes

The Company bifurcates conversion options from their host instruments and accounts for them as free-standing derivative financial instruments if certain criteria are met. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks. We evaluate all of our financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For our derivative financial instruments, the Company used a Black Scholes valuation model to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within twelve (12) months of the balance sheet date.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the warrants was estimated using a Black-Scholes pricing model.

Net Income (Loss) Per Share of Common Stock

Net loss per share of common stock requires presentation of basic earnings per share on the face of the statements of operations for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic earnings per share computation. In the accompanying financial statements, basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock and potentially dilutive outstanding shares of common stock during the period to reflect the potential dilution that could occur from common shares issuable through contingent share arrangements, warrants unless the result would be antidilutive.

The dilutive effect of restricted stock units, options and warrants subject to vesting and other share-based payment awards is calculated using the “treasury stock method,” which assumes that the “proceeds” from the exercise of these instruments are used to purchase common shares at the average market price for the period. The dilutive effect of convertible securities is calculated using the “if-converted method.” Under the if-converted method, securities are assumed to be converted at the beginning of the period, and the resulting shares of common stock are included in the denominator of the diluted calculation for the entire period being presented.

For the years ended December 31, 2024 and 2023, the following common stock equivalents were excluded from the computation of diluted net loss per share as the result of the computation was anti-dilutive.

	December 31	December 31
	2024	2023
	Shares	Shares
Warrants	1,622,053	461,500
Convertible notes payable	22,644,788	1,507,531
Total common stock equivalents	24,266,841	1,969,031

Segment

The Company operates as a single operating segment, being a provider of conversational artificial intelligence technology. The Company’s chief operating decision maker, its Chief Executive Officer, reviews financial information on an aggregate basis for the purposes of allocating resources and evaluating financial performance. The Company’s primary operations are in the United States and it has derived substantially all of its revenue from sales to customers in this jurisdiction.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting Topic 280, “Segment Reporting-Improvements to Reportable Segment Disclosures” which allows disclosure of one or more measures of segment profit or loss used by the chief operating decision maker to allocate resources and assess performance. Additionally, the standard requires enhanced disclosures of significant segment expenses and other segment items, as well as incremental qualitative disclosures on both an annual and interim basis. This guidance is effective for annual reporting periods beginning after December 15, 2023, and interim reporting periods after December 15, 2024. Early adoption is permitted, and retrospective application is required for all periods presented. The Company is currently evaluating the impact of adopting this guidance on its Consolidated Financial Statements and disclosures included within Notes to Condensed Consolidated Financial Statements.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The guidance is effective for the Company’s fiscal years beginning after February 1, 2025, with early adoption permitted. The Company does not expect the adoption of this standard to have any material impact on its financial statements.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”). The guidance replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credits, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor in accordance with Topic 842 on leases. ASC 326 requires enhanced disclosures related to the significant estimates and judgments used in estimating credit losses as well as the credit quality and underwriting standards of a company’s portfolio. In addition, ASC 326 made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities the Company does not intend to sell or believes that it is more likely than not they will be required to sell. The ASU can be adopted no later than January 1, 2020 for SEC filers and January 1, 2023 for private companies and smaller reporting companies. The Company has not yet adopted this ASU as it qualifies as a smaller reporting company. The adoption of this ASU, on January 1, 2023, did not have a material impact on its consolidated financial statements.

There have been no other recent accounting pronouncements, changes in accounting pronouncements or recently adopted accounting guidance during the year ended December 31, 2024 that are of significance or potential significance to the Company.

NOTE 4 – PROPERTY AND EQUIPMENT

As of December 31, 2024 and 2023, property and equipment consisted of the following:

	December 31,	December 31,
	2024	2023
Furniture and Fixtures	$27,877	$27,877
Computer Equipment	11,815	9,684
Total Property and Equipment	39,692	37,561
Less: accumulated depreciation and amortization	(20,780)	(14,294)
Property and Equipment, net	$18,912	$23,267

During the years ended December 31, 2024 and 2023, depreciation and amortization expense relating to property and equipment was $6,486 and $5,919, respectively.

NOTE 5 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2024 and 2023:

	December 31,	December 31,
	2024	2023
Accounts payable	$1,546,845	$1,154,685
Accrued expenses	386,750	556,582
Accrued interest	11,612	339,221
Bank overdraft	-	8,046
Accounts payable and accrued expenses	$1,945,207	$2,058,533

NOTE 6 – OPERATING LEASES

We had operating leases for our corporate offices and one short term lease for executive offices. Our corporate office lease has a remaining lease term of thirty-five (35) months with no options to extend. The Company moved out from the premises in December 15, 2024.

	Years Ended
	December 31,
	2024	2023
The components of lease expense were as follows:
Short-term lease	$378	$22,047
Long-term lease	110,252	120,275
Operating lease cost	$110,630	$142,322

Supplemental cash flow information related to leases was as follows:
Cash paid for operating cash flows from operating leases	$115,177	$123,278
Right -of-use assets obtained upon acquisition	$-	$-

Weighted-average remaining lease term - operating leases (year)	-	2.92
Weighted-average discount rate — operating leases	-%	6.50%

The Company moved out from the premises on December 31,2024, our lease liabilities was nil as of December 31, 2024.

NOTE 7 – NOTE PAYABLE AND CONVERTIBLE NOTES PAYABLE

Note payable

During the year ended December 31, 2023, the Company issued note payable of $25,000 to pay professional fees and recorded it as deferred offering cost. The Note is unsecured, due on the earlier of the completion of an IPO or February 12, 2024, and bears interest at $5,000 if paid before December 31, 2023 or $25,000 if paid after December 31, 2023. During the years ended December 31, 2024 and 2023, the Company recorded interest expense of $0 and $5,000, respectively. As of December 31, 2024 and 2023, accrued interest was $0 and $5,000, respectively.

In February 2024, the Company borrowed $30,000 and repaid the note payable and accrued interest totaling $43,000.

On December 16,2024, the Company issued note payable of $40,000 to pay professional fees. The note is unsecured, due on 180 days from the date of agreement with 20% interest rate per annum. During the year ended December 31,2024, the Company recognized and accrued interest of $329.

Convertible notes payable

During the years ended December 31, 2023 and 2022, the Company issued $3,368,236 in original issue discount senior secured convertible notes (together, the “Convertible Notes”). The Convertible Notes bear interest at an annualized rate of 15%, with no interest for the first nine months. The Convertible Notes mature nine (9) months after the original issue date of the Convertible Notes, whereupon all outstanding principal and accrued interest is due to the holders of the Convertible Notes.

The Convertible Notes include a conversion feature, whereupon a successful Initial Public Offering (“IPO”) (the “Liquidity Event”), the Convertible Notes may be payable to the holders by the Company delivering to the holders shares of common stock equal to the payment amount due at the date of the Liquidity Event divided by the conversion price. As defined in the agreement, the conversion price is the product of the offering price per share of common stock paid in a Liquidity Event and a 35% discount.

In connection with the issuance of the Convertible Notes, the Company issued common stock purchase warrants to the holders of the Convertible Notes (the “Warrants”). The Warrants give the holders the right, but not the obligation, to purchase shares of the Company obtained by dividing 50% of the original principal amount of the Convertible Notes by the offering price per share of common stock paid in a Liquidity Event. The exercise price of the Warrants is equal to the product of the conversion price of the Convertible Notes and 120%. The Warrants expire five (5) years from the consummation of the first Liquidity Event.

The conversion feature and Warrants have been accounted for as a derivative liability, in accordance with ASC 815 (see Note 7).

During January 2024, the Company modified outstanding 2022 Original Issue Discount Convertible Notes with original principal and accrued interest, by agreeing to certain penalties, to extend the maturity dates until February 28, 2024. The Company determined the modifications to be debt extinguishment. As a result of the debt extinguishment, the Company recognized a loss on settlement of debt of $1,387,314.

During February 2024, the Company modified certain 2023 Original Issue Discount Convertible Notes with original principal and accrued interest, to extend the maturity dates until February 28, 2024. The Company determined these to be a modification.

In February 2024, on completion of the IPO, all outstanding 2023 and 2022 Original Issue Discount Convertible Notes with original principal and accrued interest have been settled. In connection with settlements, the Company paid $894,072 and issued 1,801,880 shares of common stock, value at $7,657,990, to holders of such notes, as a result the Company recognized a loss on settlement of debt of $2,662,842. In addition, the Company issued 495,076 warrants, which immediately upon issuance at IPO were modified to Series C warrants and were classified as equity. The Company recognized a gain on settlement of derivative liability of $225,220, recognized as a settlement of debt.

Prior to the modifications and settlements in January and February 2024, the Company recognized a gain on change in fair value of derivative liability for the convertible debt of $145,895 and a loss on change of derivative liability for the warrants of $30,599.

On September 18, 2024, entered into a Convertible Note with a principal amount of $105,300 including $15,300 debt discount at a 22% interest rate per annum. Additionally, the Company incurred legal fee reimbursement and due diligence fee amounting to $2,500 and $3,500 recognized as financing cost, respectively.

On December 20, 2024, entered into a Convertible Note with a principal amount of $60,000 including $10,000 debt discount at a 20% interest rate compounded monthly.

Convertible notes payable, net consisted of the following:

		Stated	Effective
	Maturities	Interest	Interest	December 31,	December 31,
	(calendar year)	Rate	Rate	2024	2023
August 2022 issuances	2023	20%	195%	$-	$614,118
September 2022 issuances	2023	20%	201%	-	1,598,824
November 2022 issuances	2023	20%	212%	-	423,529
December 2022 issuances	2023	20%	155%	-	276,000
April 2023 issuances	2024	15%	215%	-	588,235
May 2023 issuances	2024	15%	172%	-	58,824
June 2023 issuances	2024	15%	170%	-	294,118
September 2024 issuances	2025	22%	21%	105,300	-
November 2024 issuance	2025	15%	453%	57,500	-
December 2024 issuance	2025	20%	792%	60,000	-
Total face value				222,800	3,853,648
Unamortized debt discount and issuance costs				(64,929)	(165,082)
Total convertible notes				157,871	3,688,566
Current portion of convertible notes				(157,871)	(3,688,566)
Long-term convertible notes				$-	$-

During the years ended December 31, 2024 and 2023, the Company recorded interest expense of $432,824 and $2,761,631, respectively, which included amortization of debt discount of $173,619 and $1,941,999, respectively, default penalty of $146,054 and $485,412, respectively. As of December 31, 2024 and 2023, accrued interest was $10,133 and $339,221, respectively.

NOTE 8 – DERIVATIVE LIABILITITES

Fair Value Assumptions Used in Accounting for Derivative Liabilities

ASC 815 requires us to assess the fair market value of derivative liabilities at the end of each reporting period and recognize any change in the fair market value as other income or expense. The Company determined our derivative liabilities to be a Level 3 fair value measurement and used the Black-Scholes pricing model to calculate the fair value as of issuance date, at the IPO settlement date of February 26, 2024 and as of December 31,2024.

The Black-Scholes model, which requires six basic data inputs: the exercise or strike price, time to expiration, the risk-free interest rate, the current stock price, the estimated volatility of the stock price in the future, and the dividend rate. Changes to these inputs could produce a significantly higher or lower fair value measurement. The current stock price is based on historical issuances. Expected volatility is based on the historical stock price volatility of comparable companies’ common stock, as our stock does not have sufficient historical trading activity. Risk free interest rates were obtained from U.S. Treasury rates for the applicable periods.

The following table summarizes the changes in the derivative liabilities during the year ended December 31, 2024 and 2023:

	2024	2023
Expected exercise price	0.01	$3.32 - $4.88
Stock price	0.0025 – 0.0026	$2.76 – $4.06
Expected term	0.0072 – 0.0077.	0.33 – 5.00 years
Expected average volatility	0.36 – 5.00 years	108% - 131%
Expected dividend yield	67% - 146%	-
Risk-free interest rate	3.73% - 4.40%	3.84% - 5.60%
Expected IPO Price (*)	$4.25	$4.25 - $6.25

*	In 2024, the Company used actual IPO price.

For the year ended December 31, 2024 and 2023, the estimated fair values of the liabilities measured on a recurring basis are as follows:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Balance - December 31, 2022	$1,231,358
Addition of new derivatives recognized as debt discount - warrants	463,410
Addition of new derivatives recognized as debt discount - conversion feature	41,817
Change in fair value of the derivative	186,294
Balance - December 31, 2023	$1,922,879
Addition of new derivatives recognized as debt discount	49,828
Addition of new derivatives recognized as debt discount - warrants	172
Settlement of derivative liability from conversion of debt	(78,849)
Settlement of derivative liability of warrants to Series C warrants	(1,728,734)
Addition of new derivatives recognized as loss on derivatives	74,832
Change in fair value of the derivative	(134,619)
Balance - December 31, 2024	$105,337

NOTE 9 – STOCKHOLDERS’ EQUITY

Authorized Capital Stock

Effective February 28, 2025, the Company amended its articles of incorporation to increase the number of authorized common shares to 15,000,000,000.

The Company has authorized 15,000,000,000 shares of common stock with a par value of $0.0001 per share and 24,000,000 shares of Preferred Stock with a par value of $0.0001 per share. The Company shall have the authority to issue the shares of Preferred Stock in one or more series with such rights, preferences and designations as determined by the Board of Directors of the Company.

Series A Preferred Stock

Effective February 24, 2025, the Company amended the Designation of the Series A Preferred Stock to restore voting rights previously eliminated. Pursuant to the amendment, Holders of the Series A Preferred Stock shall have the right to vote on any matters brought before the stockholders of the Company for a vote as a single class. Each share of Series A Preferred Stock shall have the equivalent voting power of 10,000 shares of Company Common Stock.

The Company has designated 4,000,000 preferred shares, par value $0.0001, as Series A Preferred Stock. On April 17, 2023, our Board passed a resolution, in accordance with the laws of the State of Wyoming which, when the SEC declares our registration statement effective, shall require the Company to amend the rights of all authorized, issued, outstanding, and forthcoming Series A Preferred Stock, so that the holders of the Series A Preferred Stock have no right to vote on any matters brought before the stockholders of the Company. The removal of the voting rights became effective when the SEC declared our Registration Statement on Form S-1 effective on February 14, 2024

The Series A Preferred Stockholders are not entitled to any dividends, or mandatory conversion right or liquidation preference, however, they do have a voluntary conversion right.

Holders of the Company’s Series A Preferred Stock shall have the right to convert at a ratio of 0.025 share of the Company’s common stock for 1 share of the Company’s Series A Preferred Stock (subject to adjustments relating to stock splits, distributions, mergers, consolidation, exchange of shares, recapitalization, reorganization, or other similar event). “Conversion Period” shall mean the period commencing on the earlier of (i) six months after the SEC declares the Company’s Registration Statement on Form S-1 No. 333-269489 effective and (ii) the first anniversary of this unanimous written consent and ending on the fifth anniversary of this unanimous written consent. The conversion right of the Series A Shareholders shall become valid and in force when the SEC declares the Company’s Registration Statement on Form S-1 No. 333- 269489 effective

As of December 31, 2024 and 2023, 4,000,000 shares of Series A Preferred Stock were issued and outstanding, respectively.

Series B Preferred Stock

Effective September 27, 2023, the Company has amended the certificate of designation to authorize 3,000 preferred shares, par value $0.0001, as Series B Preferred Stock. Series B Preferred Stock has no voting rights but shall be mandatorily converted into common stock with voting rights upon the completion of our initial public offering or our change of control. The Series B Preferred Stockholders are not entitled to any dividends.

During the year ended December 31, 2023, the Company issued 1,305 shares of Series B Preferred Stock for $1,305,000.

During the year ended December 31, 2024, the Company issued an aggregate of 605 shares of our Series B Preferred Stock to several individuals for $605,000 and 1,910 shares of Series B Preferred Stock were converted into 691,404 shares of common stock upon the closing of the IPO.

As of December 31, 2024 and 2023, 0 and 1,305 shares of Series B Preferred Stock were issued and outstanding, respectively.

Series C Convertible Preferred Stock

On August 2, 2024, the Company issued a Certificate of Designation of Series C Convertible Preferred Stock designating 7,000 shares of its authorized and unissued preferred stock as Series C Preferred Stock with a stated value of $1,000.00 per share (the “Stated Value”). The Series C Convertible Preferred Stock sets forth the rights, preferences and limitations of the shares of Series C Preferred Stock.

The following is a summary of the terms of the Series C Preferred Stock:

●	Dividends. The holders of Series C Preferred Stock will be entitled to receive dividends, based on the Stated Value, at a rate of eight percent (8%) per annum, which dividends shall be paid by the Company out of funds legally available therefor, payable in shares of common stock or, at the option of the Company, cash on the stated value of such Series C Preferred Stock at the applicable dividend rate. Dividends on the Series C Preferred Stock shall commence accruing on the issuance date and shall be computed on the basis of a 360-day year and twelve 30-day months (with 1 year of dividends being guaranteed and deemed earned in full and payable on the first conversion date). From and after the occurrence and during the continuance of any Triggering Event the rate shall automatically be increased to twelve percent (12.0%) per annum.

●	Voting Rights. The Series C COD provides that holders of Series C Preferred Shares shall have the right to vote on all matters presented to the stockholders for approval together with the shares of Common Stock, voting together as a single class, on an “as converted” basis, other than in regards to the Exchange Limitation.

●	Liquidation. In addition, upon any liquidation, dissolution or winding-up of the Company, prior and in preference to the Common Stock, holders of Series C Preferred Stock shall be entitled to receive out of the assets available for distribution to stockholders before any amount shall be paid to the holders of any of shares of Junior Stock, but pari passu with any Parity Stock then outstanding, an amount per Preferred Share equal to the greater of (A) 120% of the Stated Value of such Preferred Share and (B) the amount per share such Holder would receive if such Holder converted such Preferred Share into Common Stock immediately prior to the date of such payment

●	Conversion. The number of shares of Common Stock issuable upon conversion of any share of Series C Preferred Stock shall be determined by dividing (x) the Conversion Amount of such Preferred Share by (y) the Conversion Price (the “Conversion Rate”):

(i)	“Conversion Amount” means, with respect to each Share, as of the applicable date of determination, the sum of (1) 120% of the Stated Value plus (2) the Additional Amount thereon and any accrued and unpaid late charges with respect to such Stated Value and Additional Amount as of such date of determination.

(ii)	“Conversion Price” means, with respect to each Share, as of any Conversion Date or other date of determination, an initial price of $0.15, subject to further adjustment as provided herein. On each Reset Date, the Conversion Price shall be adjusted to equal the lower of (a) the Conversion Price then in effect (after taking into account and adjusting pursuant to Section 8(b)) and (b) 100% of the applicable Reset Price, determined as of the applicable date of determination; provided that, the Conversion Price shall not be lower than the Floor Price (as defined below). In the event that the number of Conversion Shares (as defined below) subject to a conversion would exceed the Exchange Limitation (as defined below) prior to the Exchange Limitation Date (as defined below), in aggregate with any prior conversions of the Preferred Shares or other issuances of shares of Common Stock that would be subject to the Exchange Limitation, then the Conversion Price shall not be less than the “Minimum Price” as such term is defined in Rule 14.10(i)(4) of the Rules of the BZX Exchange operated by Cboe Global Markets, Inc. (the “Minimum Price”); provided that, the Company shall, promptly following the Second Closing Date, take all corporate action necessary to call a meeting of its stockholders (the “Stockholders’ Meeting”), which shall occur not later than sixty (60) days from the Second Closing Date, for the purpose of seeking approval of the Company’s stockholders with respect to, inter alia, the issuance of all of the Preferred Shares and Conversion Shares, all as may be required by the applicable rules and regulations of the Principal Market (or any successor entity) (the “Stockholder Approval”). In connection therewith, the Company shall as soon as reasonably practicable after the Second Closing Date file with the SEC proxy materials (including a proxy statement and form of proxy) for use at the Stockholders’ Meeting and, after receiving and promptly responding to any comments of the SEC thereon, shall as soon as reasonably practicable mail such proxy materials to the stockholders of the Company. The Company will comply with Section 14(a) of the 1934 Act and the rules promulgated thereunder in relation to any proxy statement (as amended or supplemented, the “Proxy Statement”) and any form of proxy to be sent to the stockholders of the Company in connection with the Stockholders’ Meeting. The Company’s board of directors shall recommend to the Company’s stockholders that the stockholders vote in favor of the proposals for Stockholder Approval at the Stockholders’ Meeting and take all commercially reasonable action (including, without limitation, the hiring of a proxy solicitation firm of nationally recognized standing) to solicit stockholder votes in respect of the Stockholder Approval. If the Company does not obtain Stockholder Approval at the Stockholders’ Meeting, the Company shall call a meeting every ninety (90) days thereafter to seek Stockholder Approval until the date that Stockholder Approval is obtained (the “Exchange Limitation Date”). In the event that the Conversion Price on a Conversion Date would have been less than the applicable Minimum Price or Floor Price if not for the Company obtaining Stockholder Approval, then on any such Conversion Date the Stated Value shall automatically be increased by an amount equal to the product obtained by multiplying (A) the higher of (I) the highest price that the Common Stock trades at on the Trading Day immediately preceding such Conversion Date and (II) the applicable Conversion Price and (B) the difference obtained by subtracting (I) the number of shares of Common Stock delivered (or to be delivered) to the Holder on the applicable Conversion Date with respect to such conversion of Preferred Shares from (II) the quotient obtained by dividing (x) the applicable Conversion Amount that the Holder has elected to be the subject of the applicable conversion of Preferred Shares, by (y) the applicable Conversion Price. Notwithstanding anything to the contrary herein, the Conversion Price shall not be less than the Floor Price, which shall not be subject to any adjustment

●	Redemption. Upon the occurrence of a Triggering Event, each Holder shall (in addition to all other rights it may have hereunder or under applicable law) have the right, exercisable at the sole option of such Holder, to require the Company with respect to each share of Preferred Stock to redeem each share of Preferred Stock then held by such Holder for a redemption price, in cash, equal to 130% of the Stated Value plus the Additional Amount as of the Company Optional Redemption Date (the “Triggering Redemption Amount”). After the occurrence of a Triggering Event, the Dividend Rate on all of the outstanding Preferred Stock held by such Holder shall be increased to 18% per annum thereafter. The Triggering Redemption Amount, in cash or in shares of Common Stock, shall be due and payable or issuable, as the case may be, within five (5) Trading Days of the date on which the notice for the payment therefor is provided by a Holder (the “Triggering Redemption Payment Date”. At any time after the Initial Issuance Date, the Company shall have the right to redeem all or any portion of the Preferred Shares then outstanding (the “Company Optional Redemption Amount”) on the Company Optional Redemption Date (each as defined below) (a “Company Optional Redemption”). The Preferred Shares subject to redemption pursuant to this Section 11(b) shall be redeemed by the Company in cash at a price (the “Company Optional Redemption Price”) equal to 120% of the Stated Value plus the Additional Amount as of the Company Optional Redemption Date.

As of December 31, 2024 and 2023, 0 shares of Series C Convertible Preferred Stock were issued and outstanding.

Series D Redeemable Preferred Stock

On August 2,2024, the Company issued a Certificate of Designation of Series D Preferred Stock designating 20,000 shares of its authorized and unissued preferred stock as Series D Preferred Stock with a stated value of $0.0001 per share (the “Stated Value”). The Series D Preferred Stock sets forth the rights, preferences and limitations of the shares of Series D Preferred Stock. The defined terms not otherwise defined below are as defined in the Series D Preferred Stock.

The following is a summary of the terms of the Series D Preferred Stock:

●	Dividends. Under the terms of the Series D Preferred Stock, the Company shall not pay any dividends on the Series D Preferred Stock.

●	Voting Rights. Each share of Series D Preferred Stock shall entitle the holder thereof (a) to vote exclusively with respect to the Reverse Stock Split proposal at the Company’s next stockholder meeting following the Original Issue Date (and the Series D Preferred Stock shall not be entitled to vote on any other matter except to the extent required under Title 17 of the Wyoming Statutes or provided herein) and (b) to 10,000 votes per each share of Series D Preferred Stock and shall, except as required by law, vote together with the Common Stock and any other issued and outstanding shares of preferred stock of the Company that are entitled to vote thereon, as a single class. Notwithstanding the foregoing, in addition, as long as any shares of Series D Preferred Stock are outstanding, the Company shall not, without the affirmative vote of the Holders of a majority of the then outstanding shares of the Series D Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series D Preferred Stock or alter or amend this Certificate of Designation, (b) amend the Articles of Incorporation or other charter documents of the Company in a manner adverse to the Holders, (c) increase the number of authorized shares of Series D Preferred Stock, or (d) enter into any agreement with respect to any of the foregoing.

●	Liquidation. In addition, upon any liquidation, dissolution or winding-up of the Company, prior and in preference to the Common Stock, the Holders shall be entitled to receive out of the assets available for distribution to stockholders an amount in cash equal to 120% of the aggregate Stated Value of all shares of Series D Preferred Stock held by such Holder

●	Redemption. On the earlier of the date on which (i) the Company obtains Stockholder Approval and (ii) the SPA is terminated prior to the Second Closing, the Company shall immediately redeem, out of funds legally available therefor, each of the Series D Preferred Stock then outstanding at a redemption price equal to the Redemption Price, without the requirement for any notice or demand or other action by any Holder or any other person or entity, provided that a Holder may, in its sole discretion, waive such right to receive payment on the date of Stockholder Approval or such termination, in whole or in part, and any such waiver shall not affect any other rights of such Holder or any other Holder hereunder. Upon receipt of full payment in cash for a complete redemption, each Holder will promptly submit to the Company such Holder’s Series D Preferred Stock certificates, if any, and such redeemed shares shall no longer be deemed to be outstanding.

As of December 31, 2024 and 2023, 0 shares of Series D Redeemable Preferred Stock were issued and outstanding.

Security purchase agreement

On August 2, 2024, the Company entered into a Securities Purchase Agreement (the “SPA”) with certain accredited investors (the “Purchasers”) for the sale of (i) 2,800 shares of Series C Convertible Preferred Stock, par value $0.0001 per share (the “Series C Preferred Stock”, and the closing of such sale the “Second Closing”) at a purchase price of $1,000 per share for a total of $2,800,000 and (ii) 20,000 shares of Series D Redeemable Preferred Stock, par value $0.0001 per share (the “Series D Preferred Stock” and the closing of such sale, the “First Closing”) at a purchase price of $0.0001 per share for a total of $2.00 (the “Offering”). Further to this initial investment, the SPA contemplates additional investments for an additional $200,000.

On September 17, 2024, pursuant to section 8 of the SPA, the Purchasers and the Company have terminated the SPA and any and all obligations therein for both the Company and the Purchasers under the SPA and any related transaction documents.

Additionally, given that the Series D Preferred Stock had already been issued to the Purchasers pursuant to section 1(b)(i) of the SPA, the Company has exercised its right pursuant to section 9 of the Certificate of Designation of the Series D Preferred Stock and the Board of Directors of the Company has approved the redemption of all of the 20,000 outstanding shares of Series D Preferred Stock for their stated value of $0.0001 per share.

Common Stock

Each share of Common Stock entitles the holder to one vote, in person or proxy, on any matter on which an action of the stockholders of the Company is sought.

During the year ended December 31, 2023, the Company had the following common stock transactions:

●	308,192 shares and warrants issued to non-employees for services valued at $731,500.

●	600,000 shares issued for employee compensation valued at $918,000.

●	162,500 shares cancelled.

●	275,000 shares issued for settlement of legal fees recognized in deferring offering costs, valued at $420,750

●	120,000 shares issued for restricted stock awards to a company owned by our Chief Financial Officer.

During the year ended December 31, 2024, the Company had the following common stock transactions:

●	1,400,000 units, consisting of 1 common share, 1 Series A Warrant and 1 Series B Warrant, at a price of $4.25 per unit for gross proceeds of $5,950,000, from the IPO. After underwriting fees and discounts the net proceeds to the Company amounted to $5,324,000.

●	143,262 shares issued for settlement to related and unrelated parties for accounts payable, valued at $286,808. Amounts settled to related parties were $77,095 (38,404 shares) to our CEO, $95,165 (47,584 shares) to our Chief Product Officer, and $21,250 (10,625 shares) to a company owned by our CFO.

●	1,801,880 shares issued, with a fair value of $7,657,990, for settlement of convertible notes and accrued interest.

●	291,941,733 shares issued for the cash and cashless exercise of 2,210,119 warrants for $82,121.

●	691,404 shares issued for conversion of 1,910 shares of Series B Preferred Stock upon the closing of the IPO.

As of December 31, 2024 and 2023, 300,213,026 and 4,234,747 shares of common stock were issued and outstanding, respectively.

NOTE 10 – STOCK-BASED COMPENSATION

During the years ended December 31, 2024 and 2023, stock-based compensation was recognized as follows:

	December 31	December 31
	2024	2023
Salaries and wages	$-	$918,000
Research and development and other service providers	-	731,506
General and administrative expenses - related party	-	30,600
Professional fess -related party	153,000	-
Total	$153,000	$1,680,106

The Company valued compensation expenses to employees based on fair value of common stock using a weighted average price of shares issued to unrelated parties for cash and compensation multiplied by the number of shares issued to the employees.

Warrants

During the year ended December 31, 2023, the Company valued 100,000 common stock warrants granted for services with exercise price of $1.00 and the term of 3 years, as a Level 3 fair value measurement using unobservable measurements and used a Black-Scholes option pricing model. The Company determined a value of $349,000

During the year ended December 31, 2024, the Company issued warrants as follows;

●	1,609,900 series A warrants with exercise price of $5.53 and the term of 5 years

●	1,610,000 series B warrants with exercise price of $8.50 and the term of 5 years

●	495,076 Series C warrants with exercise price of $8.50 and the term of 5 years

A summary of activity of the warrants during the year ended December 31, 2024 and 2023, are as follows:

	Warrants Outstanding		Weighted
		Weighted	Average
	Number of Warrants	Average Exercise Price	Remaining life (years)
Outstanding, January 1, 2023	361,500	$5.62	3.41
Granted	100,000	1.00	3.00
Expired / cancelled	-	-	-
Exercised	-	-	-
Outstanding, December 31, 2023	461,500	$5.58	2.58
Granted	3,743,726	7.16	5.00
Expired / cancelled	(104,000)	7.16	-
Exercised	(2,254,874)	8.01	-
Outstanding, December 31, 2024	1,846,352	$5.58	3.73

The intrinsic value of the warrants as of December 31, 2024 is $0. All of the outstanding warrants are exercisable as of December 31, 2024.

2022 Equity Compensation Plan

On November 9, 2023, the Company’s stockholders approved the 2022 Equity Compensation Plan, or the 2022 Plan. The 2022 Plan provides that grants may be in any of the following forms: incentive stock options, nonqualified stock options, stock units, stock awards, dividend equivalents and other stock-based awards. The 2022 Plan is administered and interpreted by the Compensation Committee of the Board of Directors, or the Committee. The Committee has the authority to determine the individuals to whom grants will be made under the 2022 Plan, determine the type, size and terms of the grants, determine the time when grants will be made and the duration of any applicable exercise or restriction period (subject to the limitations of the 2022 Plan) and deal with any other matters arising under the 2022 Plan. The Committee presently consists of three directors, each of whom is a non-employee director of the Company. All the employees of the Company and its subsidiaries are eligible for grants under the 2022 Plan. Non-employee directors of the Company are also eligible to receive grants under the 2022 Plan.

Restricted Stock Awards

On November 2, 2023, the Company issued 120,000 restricted stock awards (“RSAs”) representing 120,000 shares of common stock to Thornhill Advisory Group, Inc, (f/k/a EverAsia Financial Group. Inc), a company owned by our Chief Financial Officer. RSAs issued in connection with the 2022 Plan shall be subject to a twelve-month vesting period, whereas 10,000 shares shall vest upon the first of every month. However, should the Company successfully complete an initial public offering of its common shares on any stock exchange in the United States of America, 100% of the then unvested RSAs shall immediately vest upon the completion of the IPO.

During the years ended December 31, 2024 and 2023, the Company recorded stock-based compensation of $153,000 and $30,600, respectively, related to the issuance of RSAs. As of December 31, 2024 and 2023, there was $0 and $153,000 of total unrecognized expense related to non-vested awards of RSAs. The cost was fully recognized, due to the Company’s IPO being effective on February 23, 2024.

The total intrinsic value of awards released during 2023 was $0, as our common stock is not publicly traded.

The following summary reflects changes in the shares of Common Stock Restricted Stock Awards (RSA):

Weighted
Average
		Granted Date	Amortization
	Shares	Fair Value	Cost
Unvested Outstanding at December 31, 2023	100,000	$1.53	$153,000
Granted	-		-
Vested /Released	(100,000)	1.53	(153,000)
Cancelled	-
Unvested Outstanding at December 31, 2024	-	$-	$-

NOTE 11 – RELATED PARTY TRANSACTIONS

Operating expense related party

During the years ended December 31, 2024 and 2023, the Company incurred approximately $40,000 and $4,318, respectively, in investor marketing and relations services from a company owned by the former chief strategy officer.

Related party payable

On August 1, 2022, the Company entered into a lending arrangement with a related party, the prior owner of Click Fish Media. The loan is for a two (2) year term and accrued simple annual interest at a rate of 5% per annum. As of December 31, 2024 and 2023, the remaining note payable balance was $77,251 and $76,368, respectively, which includes all outstanding principle and accrued interest.

Related party management fees

During the years ended December 31, 2024 and 2023, 47 Capital Management LLC, an entity wholly owned by the former CFO, billed the Company $0 and $121,596 and the Company paid $20,000 and $88,399, respectively. 47 Capital Management LLC provide outsourced CFO services.

During the year ended December 31, 2024 and 2023, Thornhill Advisory Group, Inc., an entity majority owned by the former CFO, billed the Company $297,457 and $86,200, respectively and the Company paid $278,696 and $50,020 respectively. Thornhill Advisory Group provided financial consulting services from May 2023 through October 2023. From November 2023 through December 2024, Thornhill Advisory Group, Inc. provided outsourced CFO services.

Related party debt conversion to common stock

In January 2024, 38,404 shares, valued at $2.00 per share, for a total value of $76,807 were issued to our CEO for settlement to related parties for accounts payable.

In January 2024, 47,584 shares, valued at $2.00 per share, for a total value of $95,165 were issued to our Chief Product Officer for settlement to related parties for accounts payable.

In January 2024, 10,625 shares, valued at $2.00 per share, for a total value of $21,250 were issued to a company owned by our CFO for settlement to related parties for accounts payable.

NOTE 12 – LEGAL PROCEEDINGS

From time to time, we may be involved in various disputes and litigation matters that arise in the ordinary course of business.

The Company received correspondence in February, 2023 from an attorney representing a former customer of the Company. The correspondence contains allegations that the customer provided certain leads to the Company that were not processed by the Company according to the agreement between the Company and the customer. Further, the customer alleges that it paid for the processing of those leads and that it was entitled to a refund of a portion of its payment. The Company has requested details of which leads were not processed, however the customer has not provided those details. The Company denies liability and intends to continue to vigorously defend any action, although the probability of a favorable or unfavorable outcome is difficult to estimate as of this date. The result or impact of such allegations are uncertain, including whether or not they could result in damages and/or awards of attorneys’ fees or expenses. While the outcome is uncertain, the Company has accrued $15,950 and accounted for it as Unearned Revenue until the matter is resolved.

The Company received a letter dated August 28, 2023, from an attorney hired on behalf of a former employee of the Company. This former employee offered her resignation, which was accepted on July 12, 2023. This letter contains allegations that the former employee was sexually harassed and terminated wrongfully by the Company. The Company is of the opinion that allegations in this letter lack merit. The Company has reported this matter to its insurance carrier and outside counsel has been engaged. The Company denies liability and intends to continue to vigorously defend any action, although the probability of a favorable or unfavorable outcome is difficult to estimate as of this date. The result or impact of such allegations are uncertain, including whether or not they could result in damages and/or awards of attorneys’ fees or expenses. In December 2023 the former employee’s attorney requested that the parties attend mediation, however a date for said mediation has not been determined. In December 2024, the EEOC dismissed the case.

On December 20, 2023, an individual filed a putative class action lawsuit against a customer of the Company that was using the Company’s DISA’s. Shortly thereafter, the individual filed a first amended complaint (FAC) adding the Company as a party. The FAC states that Plaintiff’s phone number has been on the National Do-Not-Call Registry since 2009. Despite this, Plaintiff alleges he received two prerecorded calls from the Company on behalf of its Customer on October 10 and November 28, 2023. Based on these alleged violations, Plaintiff asserts that the Company violated the Telephone Consumer Protection Act’s (TCPA) prerecorded call provision and the South Carolina Telephone Privacy Protection Act. In response to the FAC, both the Company and its Customer filed a motion to dismiss and motion to strike the class allegations. The motions are fully briefed, but the Court has yet to issue a ruling. The parties each exchanged discovery responses. The parties agreed to attend mediation on October 15, 2024. The Company denies liability and intends to continue to vigorously defend any action, although the probability of a favorable or unfavorable outcome is difficult to estimate as of this date. The result or impact of such allegations are uncertain, including whether or not they could result in damages and/or awards of attorneys’ fees or expenses.

ProofPositive LLC (“ProofPositive”) commenced an arbitration (“Arbitration”) before the American Arbitration Association (“AAA”) against the Company, Brian Podolak and his wife (under a pseudonym) (“Respondents”) on or about May 31, 2024. In the Arbitration, ProofPositive asserted a number of claims, including claims under the Arizona Securities Act, arising from Respondents’ alleged failure to pay sums purportedly due under a loan agreement and promissory note, an addendum and consulting agreement. The Company denies liability and intends to continue to vigorously defend any action, although the probability of a favorable or unfavorable outcome is difficult to estimate as of this date. The result or impact of such allegations are uncertain, including whether or not they could result in damages and/or awards of attorneys’ fees or expenses.

Carstens, Allen & Gourley, LLP (“Carstens”) commenced an action before the Texas Civil Court against the Company on or about August 12, 2024 (“Lawsuit”). In the Lawsuit, Carstens alleges that the Company was in breach of contract by failure and refusal to pay attorneys’ fees that it owes to Carstens. The Company has entered into settlement negotiations with Carstens. In December, 2024, Carstens filed for a default judgement for the unpaid fees. The Company is negotiating with Carstens for a mutually acceptable settlement.

On December 16, 2024, MAI Voice GCO, LLC filed a verified complaint alleging breach of contract and seeking $32,090. The Company denies liability and intends vigorously defend the action that was brought, although the probability of a favorable or unfavorable outcome is difficult to estimate as of this date. The result or impact of such allegations are uncertain, including whether or not they could result in damages and/or awards of attorneys’ fees or expenses.

NOTE 13 – INCOME TAXES

Components of income tax expense (benefit) are as follows for the years ended December 31, 2024, and 2023:

	2024	2023
Current tax expense:
Current Income Tax Expense - federal	$-	$-
Current Income Tax Expense - state	-	-
Total	$-	$-

The tax effects of temporary differences which give rise to the significant portions of deferred tax assets or liabilities are as follows at December 31, 2024 and 2023:

	2024	2023
Deferred tax assets
Net Operating loss Carryforward	$4,795,042	$3,308,651
Capital Loss Carryover	295,299	295,299
Net Lease Liability	-	5,908
Stock Compensation	18,632,030	18,593,252
Software Development Costs	315,521	337,968
Total Deferred tax assets	$24,037,892	$22,541,078

Deferred Tax liabilities:
Depreciation	$(4,793)	$(5,897)
Total Deferred tax liabilities	$(4,793)	$(5,897)

Less: valuation allowance	$(24,033,099)	$(22,535,181)
Net deferred tax assets	$-	$-

The Company will have approximately $18.9 and $13.1 million of gross net operating loss carry-forwards at December 31, 2024 and 2023, respectively. Federal NOLs do not expire, but are subject to 80% income limitation on use; state and local laws may vary by jurisdiction. Net deferred tax assets are mainly comprised of temporary differences between financial statement carrying amount and tax basis of assets and liabilities.

ASC 740 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2024 and 2023, respectively, a full valuation allowance was recognized.

In addition, the Company performed a comprehensive review of its uncertain tax positions and determined that no adjustments were necessary relating to unrecognized tax benefits at December 31, 2024 and 2023. The Company’s federal and state income tax returns are subject to examination by taxing authorities for three years after the returns are filed, and as such the Company’s federal and state income tax returns remain open to examination.

The reconciliation of the income tax benefit is computed at the U.S. federal statutory rate as follows:

	2024	2023
Federal statutory income tax at 21%	21.00%	21.00%
State income taxes, net of federal benefits	4.35%	3.55%
Permanent Differences	(9.74)%	(5.13)%
Impact of tax rate change	0.00%	2.34%
Prior period adjustment	0.00%	1.96%
Application of a full valuation allowance	(15.61)%	(23.72)%
Provision for income taxes	-	-

NOTE 14 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become subject to threatened and/or asserted claims arising in the ordinary course of business. Management is not aware of any matters, either individually or in the aggregate, that are reasonably likely to have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

NOTE 15 – PREPAID EXPENSE

As of December 31, 2024 and 2023, prepaid expenses consisted of the following:

	December 31,	December 31,
	2024	2023
Prepaid operating expense	$53,627	$-
Prepaid insurance	23,449	-
Prepaid rent	-	12,770
Prepaid expense	$77,076	$12,770

NOTE 16 – SEGMENT REPORT

Our Chief Executive Officer (“CEO”) is the chief operating decision maker who reviews financial information for purposes of allocating resources and evaluating financial performance. Accordingly, we determined we operate in a single reporting segment – being a provider of conversational artificial intelligence technology.

Our CEO assesses performance and decides how to allocate resources primarily based on net income, which is reported on our Statements of Operations. Total assets on the Balance Sheets represent our segment assets.

NOTE 17 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date these consolidated financial statements were available to be issued. Based on our evaluation no material events have occurred that require disclosure, except as follows:

Convertible Notes

On January 16,2025, the Company amended the convertible note agreement dated December 20,2024 (Note 6) by increasing the principal amount from $60,000 to $96,000 and debt discount of $10,000 to $16,000 at a 20% interest rate compounded monthly with maturity date of June 20,2025. The Company obtained the additional amened principal of $36,000 (including $6,000 debt discount) in amount of $30,000 on January 1,2015.

In March, 2025, the Company entered into a Convertible Note with a principal amount of $56,000 at a 12% interest rate and a maturity date in 180 days from the date of issue.

In March, 2025, entered into a Convertible Note with a principal amount of $30,000 including $5,000 debt discount at a 15% interest rate and a maturity date 9 months from the date of issue.

In March, 2025, entered into a Convertible Note with a principal amount of $285,714.29 including $85,714.29 debt discount at a 10% interest rate and a maturity date 9 months from the date of issue.

In March, 2025, entered into a Convertible Note with a principal amount of $30,000 including $5,000 debt discount at a 15% interest rate and a maturity date 9 months from the date of issue.

Legal Matters

In March, 2025, Berkowitz Pollack & Brant Advisors filed a lawsuit against the Company for unpaid professional fees in the amount of $48,057.

In April 2025, the Company settled a lawsuit previously filed against the Company by Carstens Allen and Gourley. The Company agreed to pay Carstens the total sum of $160,000 in 13 payments. Upon signing the settlement, Carstens filed with the courts to dismiss the lawsuit.